
11005209


2010 Annual Report


Tyco Electronics

Message from the CEO



Tom Lynch

2010 was a year of recovery in most of the major markets we serve, and we were able to capitalize on this rebound and grow our revenue by 18 percent.

2010 Recap

Tyco Electronics had a very good year in 2010. Although the year began with a great deal of uncertainty around the global market environment, we were confident that the decisions we made and actions we took to navigate through the unprecedented financial crisis would enable us to thrive in a recovery or withstand another downturn. Specifically, we structured the company to be able to generate 12 percent operating earnings at a $12 billion revenue level while protecting our investment in engineering and emerging markets.

As it turned out, 2010 was a year of recovery in most of the major markets we serve, and we were able to capitalize on this rebound and grow our revenue by 18 percent. The actions we took over the past three years to streamline our portfolio and reduce our manufacturing footprint by 25 percent enabled us to exceed our 12 percent at $12 billion goal and deliver almost 14 percent adjusted operating margin at a $12 billion revenue level. We also generated over $1.4 billion of free cash flow, strengthened the balance sheet, and returned almost $800 million to shareholders through dividends and share repurchases.

Executing on our Strategy

We also had a year of strong performance in the execution of our strategy. As we entered 2010, we modified our management incentive plan to include significant weighting for progress on our strategic goals. Our leadership team felt that it was important in a time of economic weakness and uncertainty to maintain the focus on our customers' long-term needs. Our teams around the world did a terrific job of balancing the short- and long-term. The following is a summary of some of the key strategic accomplishments of the past year. All of them were geared towards providing our customers with a better portfolio of products and solutions.

2010 Financial Highlights

Net Sales
in US$ Billions


15
12
9
6
3
0
$14.4
$10.3
$12.1
2008
2009
2010

Adjusted Operating Income
in US$ Millions


2000
1500
1000
500
0
$1,988
$598
$1,651
2008
2009
2010

Free Cash Flow
in US$ Millions


1500
1200
900
600
300
0
$1,290
$1,226
$1,404
2008
2009
2010

- Entered into an agreement to acquire ADC to establish TE as a world leader in providing connectivity for broadband networks. This merger, which was completed in FY2011, will add approximately $1.2 billion of annual revenue to the company.
- Grew our China automotive business 66 percent in FY2010 compared to the market growth rate of 50 percent. We now have over $500 million of revenue in the China automotive market.
- Made three technology acquisitions to strengthen our product range and technology base in fiber optic connectivity, magnetics for high-speed data communication and touch technology.
- Expanded emerging market engineering resources by 45 percent in China, India and Brazil. In FY2010, we had nearly $2.4 billion in revenues in those countries and we expect that number to grow significantly in FY2011.
- Substantially completed the transformation of our electronics distribution channel, which accounts for about 15 percent of our revenue. The transformation will enable us to better focus on large and small customers.
- Substantially completed the manufacturing footprint restructuring we began in 2007. This has been a key to improving our margins.

Beyond 2010

We continue to be very bullish about the long-term outlook for the markets we serve. The key trends driving our business are very positive: the demand for more energy and more efficient energy—and the increasing requirement that everyone and everything is connected—are accelerating the need for more innovation and more electronics in virtually every industry. TE is well positioned to capitalize on these trends as we offer our customers a wide and deep range of connectivity-enabling technology platforms.

The strategy that drives all that we do focuses on three basic tenets—we want to be a premier partner to our customers; we want our employees to thrive, be highly engaged and view TE as a great place to work; and we want to generate superior returns for our shareholders. These tenets, along with the actions we will take to achieve

Our teams around the world did a terrific job of balancing the short- and long-term.

About TE

As the world leader enabling connectivity, Tyco Electronics (or TE) provides products and solutions for the world's largest industries—including automotive, telecommunications, energy, aerospace, industrial, appliances and consumer devices.

Our connectors, cables and relays —just to name a few of our products—can be found almost everywhere and in everything... from fiber optic cables under the sea to high-voltage connections for energy systems in the sky, from electronic connectors under the hood of a car to mobile phone antennas that fit in the palm of your hand.

We are a global company with approximately 89,000 employees operating from locations in over 50 countries; 11 global design centers; approximately 7,000 engineers located close to customers; and more than 5,000 sales professionals serving customers in more than 150 countries.

Over 150,000 customer locations —and the millions of consumers who use our customers' products every day—rely on TE products to protect and connect the flow of data and power from where it starts to where it ends. In other words, they rely on TE to make every connection count.

Emerging Markets


India
$200M sales
6 manufacturing sites
Brazil
$300M sales
1 manufacturing site
China
$1.9B sales
15 manufacturing sites
Eastern Europe
$900M sales
4 manufacturing sites

Net Sales by Region


31%
Americas
35%
Europe, Middle East, Africa
34%
Asia Pacific

Net Sales by Segment
in US$ Millions


$724
Subsea
Communications
$1,549
Specialty Products
$8,070
Electronic
Components
$1,727
Network Solutions

Sales by Industry


48% Infrastructure/Industrial Markets
52% Consumer Markets
12% Industrial
8% DataComm
6% Energy
8% Subsea Communications
5% Aerospace, Defense and Marine
4% Enterprise Networks
4% Service Providers
3% Touch Systems
35% Automotive
4% Computer
7% Consumer Devices
6% Appliance

The key trends driving our business are very positive... TE is well positioned to capitalize on these trends as we offer our customers a wide and deep range of connectivity-enabling technology platforms.

them, are outlined in a one-page strategy map that is shared with all of our employees and posted prominently in all TE locations. The purpose of the map is to create alignment with our goals across the company and to make sure we are doing everything we can to connect with our people and help them understand the role they play in driving TE's success. It clearly helped drive our solid results in 2010.

Our strategy is built on four key values—integrity, accountability, teamwork and innovation. We expect all of our nearly 90,000 employees around the world to do the right thing, take responsibility, work together and innovate.

We've made good progress against our strategy and our key financial goals, which remain unchanged from last year. They are to:

- Grow at an average annual rate of 8 to 10 percent;
- Deliver 15 percent operating margins at a $14 to $15 billion revenue level; and
- Generate free cash flow that approximates net income.

Corporate Responsibility

A key tool in helping us reach our goals and objectives is the Tyco Electronics Responsibility Advantage (TERA) program. TERA was launched this past year to enhance our environmental, safety, governance, social and philanthropic efforts worldwide—many of which have been in place, and are steadily improving. We recently published our first Corporate Responsibility report and I encourage you to learn more about what we are doing at **www.te.com/responsibility**.

A New Name

In November, we announced our plans to change the company name to TE Connectivity, subject to shareholder approval in March. The new name better reflects the products and solutions we provide to our customers while maintaining a link to our history with the initials "TE."

In closing, I want to thank the TE employees around the world for all they did to make 2010 such a good year for us. It's a privilege to work with such a talented and dedicated group of people. We made a lot of progress in the past year and there still is more work to be done. We are ready for the challenge.

Tom Lynch

Tom Lynch
Chief Executive Officer



TRANSPORTATION

From designing high-performance wire and cable solutions for the world's largest aircraft, to providing materials that withstand the rigors of the battlefield, to enabling lighter, more energy-efficient and more powerful systems for vehicles, TE products are embedded across the world's transportation systems. **Automotive / Aerospace & Defense / Marine / Rail**

ENERGY NETWORKS

From installing sensors that monitor lightning strikes in wind farms, to connecting overhead and underground systems throughout the electrical grid, to protecting sensitive electronics in millions of homes and businesses, TE is enabling connectivity across energy networks worldwide. **Wind / Solar / Electric Utilities**

A World Leader in Connectivity



ELECTRONIC DEVICES

Working with customers at the leading edge of trends toward smaller, faster, lighter, safer and more powerful electronic devices and systems, TE helps put unprecedented capabilities in the palm of a hand and at the touch of a finger. **Consumer Devices / Touch Screens / Circuit Protection / Appliances / Industrial Equipment / Computers / Medical Products / Data Communications Equipment**

COMMUNICATIONS NETWORKS

To meet the need for greater and more networked bandwidth, TE is a world leader enabling data networking connectivity—spanning the world's oceans with undersea telecommunication systems and bridging the continents through connections that bring information into homes and offices at the speed of light. **Undersea Systems / Telecom Networks / Enterprise Network**



TE Core Values

Integrity

We must demand of ourselves and of each other the highest standards of individual and corporate integrity. We safeguard company assets. We comply with all laws and company policies. We are dedicated to diversity, fair treatment, mutual respect and trust.

Accountability

We honor the commitments we make, and take personal responsibility for all actions and results. We create an operating discipline of continuous improvement that is an integral part of our culture.

Teamwork

We foster an environment that encourages innovation, creativity, excellence and results through teamwork. We practice leadership that teaches, inspires, and promotes full participation and career development. We encourage open and effective communication and interaction.

Innovation

We recognize that innovation is the foundation of our business. We challenge ourselves to develop new and improved ideas for all that we do. We encourage, expect and value creativity, openness to change, and fresh approaches.

TYCO ELECTRONICS LTD.
ANNUAL REPORT
TABLE OF CONTENTS

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Annual Report, including in the sections entitled "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures about Market Risk," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include, among others, the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, acquisitions, the effects of competition, and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "should," or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we file this report except as required by law.

The risk factors identified in the Annual Report and those discussed in our Annual Report on Form 10-K for the fiscal year ended September 24, 2010 filed with the United States Securities and Exchange Commission could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

BUSINESS

Overview

Tyco Electronics Ltd. ("we," "Tyco Electronics," or the "Company") is a leading global provider of engineered electronic components, network solutions, specialty products, and subsea communication systems. We design, manufacture, and market products for customers in a broad array of industries including automotive; data communications equipment and consumer electronics; telecommunications; aerospace, defense, and marine; medical; energy; and lighting. Our products are produced in approximately 90 manufacturing sites in over 20 countries. With approximately 7,000 engineers and worldwide manufacturing, sales, and customer service capabilities, Tyco Electronics' commitment is our customers' advantage.

Tyco Electronics Ltd. was incorporated in Bermuda in fiscal 2000 as a wholly-owned subsidiary of then Bermuda-based Tyco International Ltd. ("Tyco International"). For the period following its incorporation, Tyco Electronics Ltd. did not engage in any significant business activities and held minimal assets. Effective June 29, 2007, Tyco International distributed all of its shares of Tyco Electronics to its common shareholders (referred to in this report as the "separation"). Tyco Electronics Ltd. became an independent, publicly traded company owning the former electronics businesses of Tyco International.

Our business was formed principally through a series of acquisitions, from fiscal 1999 through fiscal 2002, of established electronics companies and divisions, including the acquisition of AMP Incorporated and Raychem Corporation in fiscal 1999 and the Electromechanical Components Division of Siemens and OEM Division of Thomas & Betts in fiscal 2000. These companies each have more than 50 years of history in engineering and innovation excellence. We operated as a segment of Tyco International prior to our separation.

Effective June 25, 2009, we discontinued our existence as a Bermuda company as provided in Section 132G of The Companies Act of 1981 of Bermuda, as amended (the "Bermuda Companies Act"), and, in accordance with article 161 of the Swiss Federal Code on International Private Law, continued our existence as a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations. The rights of holders of our shares are governed by Swiss law, our Swiss articles of association, and our Swiss organizational regulations.

We operate through four reporting segments: Electronic Components, Network Solutions, Specialty Products, and Subsea Communications. See Notes 1 and 24 to the Consolidated Financial Statements for additional information regarding our segments.

Our reporting segments manufacture and distribute our products and solutions to a number of end markets. The table below provides a summary of our reporting segments, the fiscal 2010 net sales contribution of each segment, and the key products and markets that we serve:

Segment	Electronic Components	Network Solutions	Specialty Products	Subsea Communications
% of Fiscal 2010 Net Sales	**67%**	**14%**	**13%**	**6%**
Key Products	• Connector systems • Relays • Heat shrink tubing • Application tooling • Sensors • Antennas • Wire and cable • Fiber optics	• Connector systems • Heat shrink tubing • Fiber optics • Wire and cable • Racks and panels • Intelligent building controls • Network interface devices	• Connector systems • Touch screens • Circuit protection devices • Wire and cable • Relays • Heat shrink tubing	• Undersea telecommunication systems
Key Markets	• Automotive • DataComm • Industrial • Appliance • Computer • Consumer devices	• Energy • Communication service providers • Enterprise networks	• Aerospace, defense, and marine • Touch systems • Circuit protection • Medical	• Communication service providers • Oil and gas

See Note 24 to the Consolidated Financial Statements for certain segment and geographic financial information relating to our business.

Our Competitive Strengths

We believe that we have the following competitive strengths:

- *Portfolio of market-leading connectivity businesses.* We are leaders in many of the markets we serve, and the opportunity for growth in those markets is significant. We believe our four segments serve a combined $70 billion market that is expected to grow to $100 billion in the next five years.
- *Global leader in passive components.* With net sales of approximately $12.1 billion in fiscal 2010, we are significantly larger than many of our competitors. In the fragmented connector industry, which we estimated to be $42 billion in fiscal 2010, our net sales were approximately $8 billion. We have established a global leadership position in the connector industry with leading market positions in the following markets:
    - Automotive—#1
    - Industrial—#1
    - Telecom/data communications—#3
    - Computers and peripherals—#4

  Our scale provides us the opportunity to accelerate our sales growth by making larger investments in existing and new technologies in our core markets and to expand our presence in emerging markets. Our leadership position also provides us the opportunity to lower our purchasing costs by developing lower cost sources of supply and to maintain a flexible manufacturing footprint worldwide that is close to our customers' locations.
- *Strong customer relationships.* As an industry leader, we have established close working relationships with our customers. These relationships allow us to better anticipate and respond to customer needs when designing new products and new technical solutions. By working with

our customers in developing new products and technologies, we believe we are able to identify and act on trends and leverage knowledge about next-generation technology across our products.

- *Process and product technology leadership.* We employ approximately 7,000 engineers dedicated to product research, development, and engineering. Our investment of $585 million in product and process engineering and development together with our capital spending of $385 million in fiscal 2010, enable us to consistently provide innovative, high-quality products with efficient manufacturing methods.
- *Diverse product mix and customer base.* We manufacture and sell a broad portfolio of products to customers in various industries. Our customers include many of the leaders in their respective industries, and our relationships with them typically date back many years. We believe that this diversified customer base provides us an opportunity to leverage our skills and experience across markets and reduces our exposure to particular end markets, thereby reducing the variability of our financial performance. Additionally, we believe that the diversity of our customer base reduces the level of cyclicality in our results and distinguishes us from our competitors.
- *Balanced geographic sales mix.* We have an established manufacturing presence in over 20 countries and our sales are global. Our global coverage positions us near our customers' locations and allows us to assist them in consolidating their supply base and lowering their production costs. We believe our balanced sales distribution lowers our exposure to any particular geography and improves our financial profile.
- *Strong and experienced management team.* We believe we have a management team that has the experience necessary to effectively execute our strategy and advance our product and technology leadership. Our Chief Executive Officer and segment leaders average more than 20 years of experience of which most is in the electronics industry. They are supported by an experienced and talented management team that is dedicated to maintaining and expanding our position as a global leader in the industry.

Our Strategy

Our goal is to be the world leader in providing custom-engineered electronic components and solutions for an increasingly connected world. We believe that in achieving this, we will increase net sales and profitability across our segments in the markets that we serve. Our business strategy is based upon the following priorities:

- *Deliver extraordinary customer service.* We are broadening the concept of service to embrace every aspect of how we reach and serve our customers. We are increasing our focus on our strategic accounts through direct sales, better leveraging the distribution channel, and revolutionizing our web presence and eBusiness programs. These initiatives, along with our company-wide improvement program designed to improve productivity, reduce costs, and ultimately deliver greater satisfaction to our customers and greater value to shareholders, will enable us to broaden our customer reach and increase customer satisfaction while enabling us to serve customers better and more cost effectively.
- *Strengthen our innovation leadership.* Technology leadership is critical to our business. We seek to continue to strengthen our process and product technology leadership and to increase the percentage of our annual net sales from new products. In fiscal 2010, we derived approximately 26% of our net sales from new products launched within the previous three years. In order to accomplish this goal, we intend to focus our research, development, and engineering investment on next generation technologies and highly engineered products and platforms, and leverage innovation across our segments.

- *Achieve market leadership in attractive and under-penetrated industries.* We plan to accelerate growth in end-user markets in which we do not have the number one market share but which we believe have attractive growth and profitability characteristics. These markets include: the alternate energy and lighting markets with respect to our Electronic Components segment; the energy, communication service providers, and enterprise networks markets with respect to our Network Solutions segment; and the aerospace, defense, and marine, touch systems, and medical markets with respect to our Specialty Products segment. We believe that we can further leverage our customer service and our new product and technology capabilities in order to achieve a leading position in these markets.
- *Extend our leadership in emerging markets.* We seek to improve our market leadership position in emerging geographic regions, including China, Eastern Europe, Brazil, and India, which we expect will experience higher growth rates than those of more developed regions in the world. In fiscal 2010, we generated $1.9 billion of net sales in China, $0.9 billion of net sales in Eastern Europe, $0.3 billion of net sales in Brazil, and $0.2 billion of net sales in India. We believe that expansion in these regions will enable us to grow faster than the overall global market.
- *Supplement organic growth with strategic partnerships and acquisitions.* We will evaluate and selectively pursue strategic partnerships and acquisitions that strengthen our market position, enhance our existing product offering, enable us to enter attractive markets, expand our technological capabilities, and provide synergy opportunities.

Our Products

Our net sales by reporting segment as a percentage of our total net sales was as follows:

	Fiscal		
	2010	2009	2008
Electronic Components	67%	58%	65%
Network Solutions	14	17	15
Specialty Products	13	14	12
Subsea Communications	6	11	8
Total	100%	100%	100%

Electronic Components

Our Electronic Components segment is one of the world's largest suppliers of passive electronic components, which includes connectors and interconnect systems, relays, switches, sensors, and wire and cable. The products sold by the Electronic Components segment are sold primarily to original equipment manufacturers and their contract manufacturers in the automotive, data communications, industrial, appliance, computer, and consumer devices markets. The following are the primary product families sold by the segment:

- *Connector Systems and Components.* We offer an extensive range of electrical and electronic interconnection products. These connectors include a wide variety of pin and socket, terminal, USB, coaxial, I/O, fiber optic, and power connectors, as well as sophisticated interconnection products used in complex telecommunications and computer equipment.
- *Relays.* Our relay products can be used in a wide range of applications in the automotive, telecommunications, and industrial industries, including electric sunroofs, anti-lock braking systems, and fuel injection coils for the automotive industry, and signal and power relay technologies for the telecommunications industry.

- *Heat Shrink Tubing.* We offer hundreds of reliable, cost-effective products to seal, connect, insulate, protect, hold, and bundle high-performance electrical harnesses. We also provide customized harnessing design, prototype, and build services.
- *Application Tooling.* We offer a broad portfolio of hand tools, semi-automatic bench machines, and fully-automatic machine systems for processing terminal products.
- *Sensors.* We offer a customized engineered portfolio of non-contact position and speed sensor technologies mainly for the automotive industry that include high measurement standards, robust housing technologies, and temperature stable designs for a variety of powertrain, safety, and chassis applications.
- *Antennas.* We offer application specific and standard antenna products in a variety of structures to enable our customers to complete the transmission of wireless voice and data over a full range of protocols.
- *Wire and Cable.* We provide highly engineered cable and wire products to the data transmission, telecommunications, and industrial markets. We offer a broad range of cable, including UTP and PVC ribbon cables, SCSI, and IEEE 1394 computer cables.
- *Fiber Optics.* We manufacture fiber optic connectors, cable assemblies, adapters, and accessories. We provide highly engineered products that connect, configure, and control light.

In addition to the above product families which represent over 90% of the Electronic Components segment net sales, we also offer identification products, memory card products, magnetics, and switches.

Network Solutions

Our Network Solutions segment is one of the world's largest suppliers of infrastructure components and systems for the telecommunications and energy markets. These components include connectors, above- and below-ground enclosures, heat shrink tubing, cable accessories, surge arrestors, fiber optic cabling, copper cabling, and racks for copper and fiber networks. This segment also provides electronic systems for test access and intelligent cross-connect applications as well as integrated cabling solutions for cabling and building management. The products are grouped into the following product families:

- *Connector Systems and Components.* We offer an extensive range of low, medium, and high-voltage connectors and splices, cable assemblies, sealing systems, terminals, fittings, lugs and clamps, transmission line fittings, splice closures, grounding hardware, and wall and floor outlets for voice and data connection to local area networks.
- *Heat Shrink Tubing.* We offer heat shrink tubing, heat-shrinkable splice closures, wrap-around sleeves, and molded parts designed to better protect both high- and low-voltage circuits against harsh aerial, buried, and above-ground environments.
- *Fiber Optics.* We provide fiber optic connectors, splices, fiber optic splice closures, fiber management systems, high density cable assemblies, couplers and splitters, and complete cabling systems. These products find use in both local-area and wide-area networks, and "Last-Mile" Fiber-to-the-Home installations.
- *Wire and Cable.* We provide wire and cable for indoor and outdoor use in office, factory floor, school, and residential voice, data, and video networks, including copper and fiber optic distribution cables, shielded and unshielded twisted-pair cables, armored cable, and patch cords.
- *Racks and Panels.* We provide racks and panels that are used to integrate, organize, and manage fiber and copper cables and splices, thereby simplifying installation, maintenance, and upgrades for both exchange/head end and customer premise environments.

In addition to the above product families which represent over 90% of the total Network Solutions segment net sales, the segment also sells insulators, surge arrestors, power measurement products, CATV accessories, network interface devices, raceway systems, and duct accessories.

Specialty Products

Our Specialty Products segment is a leader in providing highly-engineered custom solutions, components, and connectors for electronic systems, subsystems, and devices in the aerospace, defense, and marine; touch systems; circuit protection; and medical markets. The following are the primary product families sold by the segment:

- *Connector Systems and Components.* We offer connector products including a wide variety of pin and socket, terminal, USB, coaxial, I/O, fiber optic, and power connectors, as well as sophisticated interconnection products used in complex aerospace, defense, and marine and medical equipment.
- *Touch Screens.* We develop, manufacture, and market a complete line of touch solutions for point-of-sale terminals, self service, process control, medical, and consumer products. We offer component touch systems for original equipment manufacturers and a broad line of standard and custom LCD touch monitors and computers.
- *Circuit Protection Devices.* We offer a range of circuit protection devices, which limit the flow of current during fault conditions and automatically reset after the fault is cleared and power to the circuit is restored. We also offer surface-mount chip fuses, gas discharge tubes for overvoltage protection, electrostatic discharge (ESD) protection devices, and hybrid protection devices.
- *Wire and Cable.* We provide highly engineered cable and wire products to the aerospace, defense, and marine and medical markets. We offer a broad range of cable, including NASA-spec cable and other cables suitable for use in rugged applications within the aerospace, defense, and marine (oil and gas exploration) industries. We provide custom-engineered medical device solutions within the diagnostic instrument, surgical device, non-invasive therapeutic, and interventional catheter areas of the medical market.
- *Relays.* Our relay products can be used in a wide range of high-performance applications for the aerospace industry.
- *Heat Shrink Tubing.* We offer hundreds of reliable, cost-effective products to seal, connect, insulate, protect, hold, and bundle high-performance electrical harnesses. We also provide customized harnessing design, prototype, and build services.

In addition to the above product families which represent over 90% of the total Specialty Products segment net sales, the segment also sells identification products, sensors, fiber optics, antennas, and application tooling.

Subsea Communications

Our Subsea Communications segment designs, builds, maintains, and tests undersea fiber optic networks for both the telecommunications and oil and gas markets.

Markets

We sell our products to manufacturers and distributors in a number of major markets. The approximate percentage of our total net sales by market in fiscal 2010 was as follows:

Markets	Percentage
Automotive	35%
Telecommunications	16
Industrial	9
Computer	8
Energy	7
Aerospace, Defense, and Marine	5
Appliance	5
Enterprise Networks	4
Service Providers	4
Medical	3
Other	4
Total	100%

Automotive. The automotive industry uses our products in motor management systems for combustion and electric vehicles, body electronic applications, safety systems, chassis systems, security systems, driver information, passenger entertainment, and comfort and convenience applications. Electronic components regulate critical vehicle functions, from fuel intake to braking, as well as information, entertainment, and climate control systems.

Telecommunications. Our products are used in telecommunications products, such as data networking equipment, switches, routers, wire line infrastructure equipment, wireless infrastructure equipment, wireless base stations, mobile phones, and undersea fiber optic telecommunication systems.

Industrial. Our products are used in factory automation and process control systems, photovoltaic systems, industrial motors and generators, and general industrial machinery and equipment.

Computer. Our products are used in computer products, such as servers and storage equipment, workstations, notebook computers, desktop computers, and business and retail equipment.

Energy. The energy industry uses our products in power generation equipment and power transmission equipment. The industry has been investing heavily to improve, upgrade, and restore existing equipment and systems. In addition, this industry addresses the needs of emerging countries that are building out and upgrading their energy infrastructure.

Aerospace, Defense, and Marine. Our products are used in military and commercial aircraft, missile systems, military ground systems, satellites, space programs, radar systems, and offshore oil and gas applications.

Appliance. Our products are used in many household appliances, including refrigerators, washers, dryers, dishwashers, and microwaves.

Enterprise Networks. We provide structured cabling systems and cable management products for commercial buildings and office campuses, products that enable high-bandwidth voice and data communications throughout facilities ranging from data centers to office buildings to hotel and resort complexes.

Service Providers. Our products are used by communication service providers to facilitate the high-speed delivery of services from central offices to customer premises. This industry services the needs of emerging countries that are building out their communications infrastructure as well as countries upgrading networks to support high-speed internet connectivity and delivery of high-definition television.

Medical. Our products are used in a wide variety of medical devices, ranging from diagnostic and monitoring equipment, surgical devices, ultrasound systems, and energy-based catheters.

Other. Our products are used in numerous products, including instrumentation and measurement equipment, commercial and building equipment, building network and cabling systems, and railway equipment. This category also includes products sold through third-party distributors.

Customers

Our customers include automobile, telecommunication, computer, industrial, aerospace, and consumer products manufacturers that operate both globally and locally. Our customers also include contract manufacturers and third-party distributors. We serve over 150,000 customer locations in over 150 countries, and we maintain a strong local presence in each of the geographic areas in which we operate.

Our net sales by geographic area as a percentage of our total net sales were as follows:

	Fiscal		
	2010	2009	2008
Europe/Middle East/Africa	35%	34%	38%
Asia-Pacific	34	29	28
Americas[1]	31	37	34
Total	100%	100%	100%

(1) The Americas includes our Subsea Communications segment.

See Note 24 to the Consolidated Financial Statements for additional information regarding geographic areas.

We collaborate closely with our customers so that their product needs are met. There is no single customer that accounted for more than 10% of our net sales in fiscal 2010, 2009, or 2008. Our approach to our customers is driven by our dedication to further developing our product families and ensuring that we are globally positioned to best provide our customers with sales and engineering support. We believe that as electronic component technologies continue to proliferate, our broad product portfolio and engineering capability give us a potential competitive advantage when addressing the needs of our global customers.

Raw Materials

We use a wide variety of raw materials in the manufacture of our products. The principal raw materials that we use include plastic resins for molding, precious metals such as gold and silver for plating, and other metals such as copper, aluminum, brass, and steel for manufacturing cable, contacts, and other parts that are used for cable and component bodies and inserts. Many of these raw materials are produced in a limited number of countries around the world or are only available from a limited number of suppliers. The prices of these materials are driven by global supply and demand dynamics.

Working Capital

We consistently maintain an adequate level of working capital to support our business needs. There are no unusual industry practices or requirements relating to working capital items.

Research and Development

We are engaged in both internal and external research and development in an effort to introduce new products, to enhance the effectiveness, ease of use, safety, and reliability of our existing products, and to expand the applications for which the uses of our products are appropriate. We continually evaluate developing technologies in areas where we may have technological or marketing expertise for possible investment or acquisition.

Our research and development expense for fiscal 2010, 2009, and 2008 was as follows:

	Fiscal		
	2010	2009	2008
	(in millions)		
Electronic Components	$312	$291	$325
Network Solutions	57	54	60
Specialty Products	78	62	68
Subsea Communications	35	32	29
Total	$482	$439	$482

Our research, development, and engineering efforts are supported by approximately 7,000 engineers. These engineers work closely with our customers to develop application specific, highly engineered products and systems to satisfy the customers' needs. Our new products, including product extensions, introduced during the previous three years comprised approximately 26% of our net sales for fiscal 2010.

Sales, Marketing, and Distribution

We sell our products into more than 150 countries, and we sell primarily through direct selling efforts. We also sell some of our products indirectly via third-party distributors. In fiscal 2010, our direct sales represented 80% of net sales, with the remainder of net sales provided by sales to third-party distributors and independent manufacturer representatives.

We maintain distribution centers around the world. Products are generally delivered to these distribution centers by our manufacturing facilities and then subsequently delivered to the customer. In some instances, product is delivered directly from our manufacturing facility to the customer. We contract with a wide range of transport providers to deliver our products via road, rail, sea, and air.

Seasonality and Backlog

Customer orders typically fluctuate from quarter to quarter based upon business conditions and because unfilled orders may be canceled prior to shipment of goods. We experience a slight seasonal pattern to our business. The third fiscal quarter is typically the strongest quarter of our fiscal year, while the first fiscal quarter is negatively affected by winter holidays and the fourth fiscal quarter is negatively affected by European holidays. The second fiscal quarter may also be affected by adverse winter weather conditions in certain of our end markets.

Backlog by reportable segment at fiscal year end 2010 and 2009 was as follows:

	Fiscal	
	2010	2009
	(in millions)	
Electronic Components	$1,788	$1,265
Network Solutions	333	290
Specialty Products	370	334
Subsea Communications	475	920
Total	$2,966	$2,809

We expect that the majority of our backlog at September 24, 2010 will be filled during fiscal 2011.

Competition

The industries in which we operate are highly competitive, and we compete with thousands of companies that range from large multinational corporations to local manufacturers. Competition is generally on the basis of breadth of product offering, product innovation, price, quality, delivery, and service. Our markets have generally been growing but with downward pressure on prices.

- *Electronic Components.* This segment competes against numerous companies, including Molex, Amphenol, FCI, JST, and Omron.
- *Network Solutions.* This segment's major competitors include Corning, Commscope, 3M, Cooper Industries, Thomas & Betts, and Hubbell.
- *Specialty Products.* This segment competes against numerous companies, including Molex, Amphenol, Deutsch, Radiall, 3M, Smart Technologies, Wintek Corporation, Littelfuse, Polytronics, Bel Fuse, ODU, and Lemo.
- *Subsea Communications.* This segment primarily competes against Alcatel-Lucent.

Intellectual Property

Patents and other proprietary rights are important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations, and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, as available, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities, and monitor the intellectual property claims of others.

We own a large portfolio of patents that principally relate to electrical and electronic products. We also own a portfolio of trademarks and are a licensee of various patents and trademarks. Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the trademarks.

While we consider our patents and trademarks to be valued assets, we do not believe that our competitive position is dependent on patent or trademark protection or that our operations are dependent upon any single patent or group of related patents.

Employees

As of September 24, 2010, we employed approximately 89,000 people worldwide, of whom 23,000 were in the Americas region, 25,000 were in the Europe/Middle East/Africa region, and 41,000 were in the Asia-Pacific region. Of our total employees, approximately 55,000 were employed in manufacturing and 22,000 were represented by collective bargaining agreements. Approximately 64% of our employees were based in lower-cost countries, primarily China. We believe that our relations with our employees are satisfactory.

Government Regulation and Supervision

The import and export of products are subject to regulation by the United States and other countries. A small portion of our products, including defense-related products, may require governmental import and export licenses, whose issuance may be influenced by geopolitical and other events. We have a trade compliance organization and other systems in place to apply for licenses and otherwise comply with such regulations. Any failure to maintain compliance with domestic and foreign trade regulation could limit our ability to import and export raw materials and finished goods into or from the relevant jurisdiction.

Environmental

Our operations are subject to numerous health, safety, and environmental laws and regulations, including laws and regulations that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment. We are committed to complying with these laws and to the protection of our employees and the environment. We maintain a global environmental, health, and safety program that includes appropriate policies and standards, staff dedicated to environmental, health, and safety issues, periodic compliance auditing, training, and other measures. We have a program for compliance with the European Union ("EU") Restriction of Hazardous Substances and Waste Electrical and Electronics Equipment Directives, the China Restriction of Hazardous Substances law, and similar laws.

Compliance with these laws has in the past and may in the future increase our costs of doing business in a variety of ways. For example, our costs may increase indirectly through increased energy and product costs as producers of energy, cement, iron, steel, pulp, paper, petroleum, and other major emitters of greenhouse gases are subjected to increased or new regulation or legislation that results in greater regulation of greenhouse gas emissions. We also have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations. Based upon our experience, current information, and applicable laws, we believe that it is probable that we will incur remedial costs in the range of approximately $14 million to $24 million. As of September 24, 2010, we believe that the best estimate within this range is approximately $14 million. We do not anticipate any material capital expenditures during fiscal 2011 for environmental control facilities or other costs of compliance with laws or regulations relating to greenhouse gas emissions.

Available Information

All periodic and current reports, registration filings, and other filings that we are required to file with the Securities and Exchange Commission ("SEC"), including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") are available free of charge through our internet website at *www.te.com*. Such documents are available as soon as reasonably practicable after electronic filing or furnishing of the material with the SEC.

The public may also read and copy any document that we file, including this Annual Report, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which investors can electronically access our SEC filings.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Tyco Electronics' common shares are listed and traded on the New York Stock Exchange ("NYSE") under the symbol "TEL." The following table sets forth the high and low closing sales prices of Tyco Electronics' common shares as reported by the NYSE for the quarterly periods during the fiscal years ended September 24, 2010 and September 25, 2009.

	Market Price Range	
Fiscal Year Ended September 24, 2010	**High**	**Low**
First Quarter	$24.60	$21.12
Second Quarter	28.22	23.98
Third Quarter	32.85	26.88
Fourth Quarter	29.26	24.39
Fiscal Year Ended September 25, 2009		
First Quarter	$27.66	$12.97
Second Quarter	17.55	7.44
Third Quarter	20.39	10.54
Fourth Quarter	23.94	16.68

The number of registered holders of Tyco Electronics' common shares at November 5, 2010 was 34,345.

Dividends and Cash Distributions to Shareholders

The following table sets forth the dividends and cash distributions to shareholders paid on Tyco Electronics' common shares during the quarterly periods presented below.

Fiscal Year Ended September 24, 2010	Dividends and Cash Distributions to Shareholders per Common Share
First Quarter[1]	$0.16 (CHF 0.17)
Second Quarter[1]	$0.16 (CHF 0.17)
Third Quarter[1]	$0.16 (CHF 0.18)
Fourth Quarter[1]	$0.16 (CHF 0.18)
Fiscal Year Ended September 25, 2009	
First Quarter	$0.16
Second Quarter	$0.16
Third Quarter	$0.16
Fourth Quarter[1]	$0.16 (CHF 0.17)

(1) Paid in the form of a reduction of registered share capital. The reduction was declared in Swiss Francs ("CHF") and paid in U.S. Dollars based on a U.S. Dollar/Swiss Franc exchange rate shortly before shareholder approval.

Future dividends on our common shares or reductions of registered share capital for distribution to shareholders, if any, must be approved by our shareholders. In exercising their discretion to recommend to the shareholders that such dividends or distributions be approved, our board of directors will consider our results of operations, cash requirements and surplus, financial condition, statutory requirements of applicable law, contractual restrictions, and other factors that they may deem relevant.

We may from time to time enter into financing agreements that contain financial covenants and restrictions, some of which may limit our ability to pay dividends or to distribute capital reductions.

Performance Graph

Set forth below is a graph comparing the cumulative total shareholder return on Tyco Electronics' common shares against the cumulative return on the S&P 500 Index and the Dow Jones Electrical Components and Equipment Index, assuming investment of $100 on June 14, 2007, the first day of "when-issued" trading of Tyco Electronics' common shares on the NYSE prior to our separation from Tyco International on June 29, 2007, including the reinvestment of dividends, and the investment of $100 in the Indexes on June 14, 2007. The graph shows the cumulative total return as of the fiscal years ended September 28, 2007, September 26, 2008, September 25, 2009, and September 24, 2010. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of the common shares.

COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG TYCO ELECTRONICS LTD., S&P 500 INDEX
AND DOW JONES ELECTRICAL COMPONENTS AND EQUIPMENT INDEX


DOLLARS
110
100
90
80
70
60
50
6/14/2007
9/28/2007
9/26/2008
9/25/2009
9/24/2010
TYCO ELECTRONICS LTD.
S&P 500 INDEX
DJ ELECTRICAL COMPONENTS & EQUIPMENT

	6/14/07*	9/28/07	9/26/08	9/25/09	9/24/10
Tyco Electronics Ltd.	100.00	91.56	71.64	61.15	81.24
S&P 500 Index	100.00	100.77	81.76	72.29	81.13
Dow Jones Electrical Components and Equipment Index	100.00	99.97	78.08	75.74	88.07

* $100 invested on 6/14/07 in Tyco Electronics' common shares, including reinvestment of dividends, and $100 invested on 6/14/07 in Indexes. Indexes calculated on month-end basis.

Issuer Purchases of Equity Securities

The following table presents information about our purchases of our common shares during the quarter ended September 24, 2010:

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[2][3]
June 26—July 23, 2010	56,456	$24.64	—	$216,313,354
July 24—August 27, 2010	2,690,891	26.65	2,682,120	144,831,545
August 28—September 24, 2010	1,041,981	25.93	1,036,734	117,965,146
Total	3,789,328	$26.42	3,718,854	

(1) This column includes the following transactions which occurred during the quarter ended September 24, 2010:

(i) the acquisition of 70,474 common shares from individuals in order to satisfy tax withholding requirements in connection with the vesting of restricted share awards issued under equity compensation plans; and

(ii) the purchase of 3,718,854 common shares, summarized on a trade-date basis, in conjunction with the share repurchase program announced in September 2007, which transactions occurred in open market purchases or pursuant to a trading plan under Rule 10b5-1 of the Exchange Act.

(2) On September 29, 2010, our board of directors authorized an increase in the share repurchase program from $2.0 billion to $2.75 billion. Our share repurchase program authorizes us to purchase a portion of our outstanding common shares from time to time through open market or private transactions, depending on business and market conditions. The share repurchase program does not have an expiration date.

(3) Amounts in this column reflect the maximum value of shares that could be purchased under our $2.0 billion share repurchase program as of September 24, 2010.

SELECTED FINANCIAL DATA

The following table presents selected consolidated and combined financial and other operating data for Tyco Electronics. The data presented below should be read in conjunction with our Consolidated Financial Statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. Our consolidated and combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as an independent, publicly-traded company prior to June 29, 2007.

	As of or for Fiscal				
	2010[1]	2009[2][7]	2008[3][7]	2007[4][6][7]	2006[5][6][7]
	(in millions, except per share data)				
Statement of Operations Data					
Net sales	$12,070	$10,256	$14,373	$12,574	$11,431
Gross margin	3,777	2,536	4,173	3,719	3,556
Restructuring and other charges, net	137	375	219	92	7
Pre-separation litigation charges (income), net	(7)	144	22	887	—
Impairment of goodwill	—	3,547	103	—	—
Operating income (loss)	1,516	(3,474)	1,663	655	1,679
Amounts attributable to Tyco Electronics Ltd.:					
Income (loss) from continuing operations	1,059	(3,109)	1,432	(227)	1,390
Income (loss) from discontinued operations, net of income taxes	44	(156)	255	(340)	(201)
Cumulative effect of accounting change, net of income taxes	—	—	—	—	(8)
Net income (loss)	$ 1,103	$(3,265)	$ 1,687	$ (567)	$ 1,181
Per Share Data					
Basic earnings (loss) per share attributable to Tyco Electronics Ltd.:					
Income (loss) from continuing operations	$ 2.34	$ (6.77)	$ 2.96	$ (0.46)	$ 2.80
Net income (loss)	2.43	(7.11)	3.49	(1.14)	2.38
Diluted earnings (loss) per share attributable to Tyco Electronics Ltd.:					
Income (loss) from continuing operations	$ 2.32	$ (6.77)	$ 2.95	$ (0.46)	$ 2.80
Net income (loss)	2.41	(7.11)	3.47	(1.14)	2.38
Dividends and cash distributions paid per common share	$ 0.64	$ 0.64	$ 0.56	$ —	$ —
Balance Sheet Data					
Total current assets	$ 6,731	$ 5,579	$ 7,635	$10,545	$ 7,245
Total assets	16,992	16,018	21,406	23,654	19,070
Total current liabilities	3,460	2,615	3,387	6,218	3,181
Long-term debt and obligations under capital leases	2,307	2,316	3,161	3,373	3,371
Total equity	7,056	7,006	11,072	11,358	11,155
Working capital[8]	3,271	2,964	4,248	4,327	4,064
Other Operating Data					
Capital expenditures	$ 385	$ 328	$ 610	$ 863	$ 506

(1) Fiscal 2010 income from continuing operations attributable to Tyco Electronics Ltd. includes $137 million of net restructuring and other charges, $178 million of other income pursuant to the Tax Sharing Agreement with Tyco International and Covidien, $307 million of income tax charges primarily associated with certain proposed adjustments to prior year income tax returns and related accrued interest, $101 million of income tax benefits related to the completion of certain non-U.S. audits of prior year income tax returns, and $72 million of income tax benefits recognized in connection with a reduction in the valuation allowance associated with tax loss carry forwards in certain non-U.S. locations. (See Notes 4, 18, and 19 to the Consolidated Financial Statements.) Fiscal 2010 net income attributable to Tyco Electronics Ltd. includes $44 million of income, net of income taxes, from discontinued operations. (See Note 5 to the Consolidated Financial Statements.)

(2) Fiscal 2009 loss from continuing operations attributable to Tyco Electronics Ltd. includes net pre-separation litigation charges of $144 million, net restructuring and other charges of $375 million, impairment of goodwill of $3,547 million, a gain on retirement of debt of $22 million, other expense of $68 million pursuant to the Tax Sharing Agreement with Tyco

International and Covidien, and an income tax benefit of $49 million attributable to adjustments to prior year tax returns. (See Notes 4, 9, 12, 14, 18, and 19 to the Consolidated Financial Statements.) Fiscal 2009 net loss attributable to Tyco Electronics Ltd. includes $156 million of loss, net of income taxes, from discontinued operations. (See Note 5 to the Consolidated Financial Statements.)

(3) Fiscal 2008 income from continuing operations attributable to Tyco Electronics Ltd. includes net pre-separation litigation charges of $22 million, net restructuring and other charges of $219 million, impairment of goodwill of $103 million, other income of $486 million pursuant to the Tax Sharing Agreement with Tyco International and Covidien, and an income tax benefit of $33 million related to the analysis and reconciliation of tax accounts. (See Notes 4, 9, 14, 18, and 19 to the Consolidated Financial Statements.) Fiscal 2008 net income attributable to Tyco Electronics Ltd. includes $255 million of income, net of income taxes, from discontinued operations. (See Note 5 to the Consolidated Financial Statements.)

(4) Fiscal 2007 loss from continuing operations attributable to Tyco Electronics Ltd. includes net pre-separation litigation charges of $887 million, separation costs of $44 million, net restructuring and other charges of $92 million, and allocated loss on retirement of debt of $232 million. Fiscal 2007 net loss attributable to Tyco Electronics Ltd. includes $340 million of loss, net of income taxes, from discontinued operations.

(5) Fiscal 2006 net income attributable to Tyco Electronics Ltd. includes a $201 million loss, net of income taxes, from discontinued operations as well as an $8 million loss, net of income taxes, related to the cumulative effect of accounting change recorded in conjunction with the adoption of certain provisions of ASC 410, *Asset Retirement and Environmental Obligations*.

(6) For all periods prior to our separation from Tyco International, basic and diluted earnings (loss) per share were calculated utilizing the basic shares outstanding at June 29, 2007, the date of separation.

(7) During fiscal 2010, we identified certain errors in our accounting for income taxes. These errors related to the adoption of the uncertain tax position provisions of ASC 740, *Income Taxes*, in fiscal 2008 and data utilized in the determination of our income tax provision in fiscal 2005 through fiscal 2009. We corrected these errors in the affected prior periods and presented the results in this Annual Report. See Note 2 to the Consolidated Financial Statements for further information regarding the correction of immaterial errors.

The following table summarizes the impact of the tax errors on our selected statement of operations data for fiscal 2009, 2008, 2007, and 2006:

	Fiscal							
	2009		2008		2007		2006	
	Amounts Previously Reported*	As Corrected	Amounts Previously Reported*	As Corrected	As Previously Reported*	As Corrected	As Previously Reported*	As Corrected
	(in millions, except per share data)							
Amounts attributable to Tyco Electronics Ltd.:								
Income (loss) from continuing operations	$(3,100)	$(3,109)	$1,527	$1,432	$ (214)	$ (227)	$1,402	$1,390
Net income (loss)	(3,256)	(3,265)	1,782	1,687	(554)	(567)	1,193	1,181
Basic earnings (loss) per share attributable to Tyco Electronics Ltd.:								
Income (loss) from continuing operations	$ (6.75)	$ (6.77)	$ 3.16	$ 2.96	$(0.43)	$(0.46)	$ 2.82	$ 2.80
Net income (loss)	(7.09)	(7.11)	3.69	3.49	(1.11)	(1.14)	2.40	2.38
Diluted earnings (loss) per share attributable to Tyco Electronics Ltd.:								
Income (loss) from continuing operations	$ (6.75)	$ (6.77)	$ 3.14	$ 2.95	$(0.43)	$(0.46)	$ 2.82	$ 2.80
Net income (loss)	(7.09)	(7.11)	3.67	3.47	(1.11)	(1.14)	2.40	2.38

* Amounts presented as previously reported reflect reclassifications recorded in connection with the adoption of updates to guidance in ASC 810, *Consolidation*.

The following table summarizes the impact of the tax errors on our selected balance sheet data for fiscal 2009, 2008, 2007, and 2006:

	Fiscal							
	2009		2008		2007		2006	
	Amounts Previously Reported	As Corrected	Amounts Previously Reported	As Corrected	As Previously Reported	As Corrected	As Previously Reported	As Corrected
	(in millions)							
Total assets	$16,220	$16,018	$21,600	$21,406	$23,688	$23,654	$19,091	$19,070
Total equity*	7,026	7,006	11,083	11,072	11,392	11,358	11,176	11,155

* Amounts presented as previously reported reflect reclassifications recorded in connection with the adoption of updates to guidance in ASC 810, *Consolidation.*

(8) Working capital is defined as current assets minus current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the accompanying notes included elsewhere in this Annual Report. The following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this Annual Report, particularly in "Forward-Looking Information", and in "Part I—Item 1A. Risk Factors" as set forth in our Annual Report on Form 10-K for the fiscal year ended September 24, 2010 as filed with the SEC.

Our Consolidated Financial Statements have been prepared in United States Dollars, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The Separation

Tyco Electronics Ltd. was incorporated in Bermuda in fiscal 2000 as a wholly-owned subsidiary of then Bermuda-based Tyco International. For the period following its incorporation, Tyco Electronics Ltd. did not engage in any significant business activities and held minimal assets. Effective June 29, 2007, we became the parent company of the former electronics businesses of Tyco International. On June 29, 2007, Tyco International distributed all of its shares of Tyco Electronics, as well as its shares of its former healthcare businesses, to its common shareholders.

Change of Domicile

Effective June 25, 2009, Tyco Electronics Ltd. discontinued its existence as a Bermuda company as provided in the Bermuda Companies Act, and, in accordance with article 161 of the Swiss Federal Code on International Private Law, continued its existence as a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations. The rights of holders of our shares are governed by Swiss law, our Swiss articles of association, and our Swiss organizational regulations.

Overview

We are a leading global provider of engineered electronic components, network solutions, specialty products, and subsea communication systems. We design, manufacture, and market approximately 450,000 different products for customers in a broad array of industries including automotive; data communications equipment and consumer electronics; telecommunications; aerospace, defense, and marine; medical; energy; and lighting. We believe the end markets that we sell into are balanced with the total end market demand for our products. Our Electronic Components segment serves both consumer and industrial and infrastructure markets with 70% of sales occurring in the consumer based markets. Our Network Solutions, Specialty Products, and Subsea Communications segments serve primarily industrial and infrastructure based markets.

We operate through four reporting segments: Electronic Components, Network Solutions, Specialty Products, and Subsea Communications. See Notes 1 and 24 to the Consolidated Financial Statements for additional information regarding our segments.

We service our customers primarily through our direct sales force that serves customers in over 150 countries. The sales force is supported by approximately 7,000 engineers as well as globally deployed manufacturing sites. Through our sales force and engineering resources, we are able to collaborate with our customers throughout the world to provide highly engineered products and solutions to meet their needs.

Our strategic objective is to increase our revenue and profitability across all of our segments in the markets we serve. This strategy is dependent upon the following strategic priorities:

- Deliver extraordinary customer service;
- Strengthen our innovation leadership;
- Achieve market leadership in attractive and under-penetrated industries;
- Extend our leadership in emerging markets; and
- Supplement organic growth with strategic partnerships and acquisitions.

Economic Conditions

Our business and operating results have been and will continue to be affected by regional and worldwide economic conditions. Our sales are dependent on certain industry end markets that are impacted by consumer as well as industrial and infrastructure spending, and our operating results can be adversely affected by reduced demand in those markets. Overall, we experienced a 17.7% increase in net sales in fiscal 2010 as compared to fiscal 2009. In fiscal 2009, net sales decreased 28.6% as compared to fiscal 2008. Our sales into consumer based markets, particularly in the automotive and appliance end markets, and to a lesser degree, our sales into the computer end market, all in our Electronic Components segment, have improved relative to last year but still remain below fiscal 2008 levels. Sales in the industrial and infrastructure end markets served by our Network Solutions segment improved in fiscal 2010, marginally exceeding sales of fiscal 2009 but remained below fiscal 2008 levels as these are later cycle markets. Sales in fiscal 2010 in our Specialty Products segment continued to improve and were above fiscal 2009 levels, but remained below fiscal 2008 sales levels. Relative to the fourth quarter of fiscal 2010, we expect first quarter sales in the consumer based markets to increase slightly, with a modest decrease in the industrial and infrastructure based markets. On a company-wide basis, net sales in the first quarter of fiscal 2011 are expected to be between $3.05 and $3.15 billion, an increase of 5 to 9 percent over the same period of fiscal 2010. For fiscal 2011, which will be 53 weeks in length, we expect net sales to increase 6 to 9 percent from fiscal 2010 levels and to be between $12.8 and $13.2 billion. In the first fiscal quarter of 2011, we expect diluted earnings per share to be in the range of $0.63 to $0.67 per share. For fiscal 2011, we expect diluted earnings per share to be in the range of $2.80 to $3.00 per share with approximately $0.05 per share attributable to the additional week. This outlook assumes current foreign exchange and commodity rates and does not include results related to the anticipated acquisition of ADC.

We are monitoring the current environment and its potential effects on our customers and on the end markets we serve. Additionally, we continue to closely manage our costs in order to respond to changing conditions. We are also managing our capital resources and monitoring capital availability to ensure that we have sufficient resources to fund our future capital needs. (See further discussion in "Liquidity and Capital Resources.")

Acquisitions

On August 6, 2010, we acquired the remaining outstanding equity interests of PlanarMag, Inc. ("PlanarMag") for $23 million in cash and the forgiveness of an approximate $1 million loan payable. Prior to the acquisition, we owned approximately 14% of PlanarMag. The net assets acquired, which are not material, are reported as part of the Communications and Industrial Solutions business within the Electronic Components segment.

On May 14, 2010, we acquired certain assets of the Optical Products Group of Zarlink Semiconductor Inc. ("Zarlink") for $15 million in cash. The assets acquired, primarily definite-lived intangible assets, inventory, and property, plant, and equipment, are reported as part of the Communications and Industrial Solutions business within the Electronic Components segment.

On January 20, 2010, we acquired 100% of the outstanding shares of capital stock of Sensitive Object, an early-stage software company engaged in developing touch-enabling technology focused on computers, mobile devices, and consumer electronics, for a purchase price of approximately $67 million in cash, including contingent consideration of $6 million to be paid in fiscal 2011 upon completion of certain service requirements by key Sensitive Object managers. The acquisition complements our existing Touch Systems business, which is primarily focused on commercial and industrial markets. Sensitive Object is reported as part of our Touch Systems business within the Specialty Products segment.

See Note 6 to the Consolidated Financial Statements for additional information regarding acquisitions.

Anticipated Acquisition

On July 12, 2010, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with ADC under which we agreed to acquire ADC for a total purchase price of approximately $1.25 billion. Pursuant to the Merger Agreement, we commenced a tender offer to purchase all of the issued and outstanding shares of ADC common stock at a purchase price of $12.75 per share in cash followed by a merger with and into ADC. The initial offer, dated July 26, 2010, has been extended to November 15, 2010. As of October 18, 2010, approximately 86.5 million common shares of ADC had been tendered and not withdrawn pursuant to the tender offer, representing approximately 89% of the outstanding common shares of ADC. In accordance with the terms of the tender offer, ADC shareholders have the right to withdraw their previously tendered shares prior to the expiration of the offer.

The transaction is expected to be completed during the first quarter of fiscal 2011. The consummation of the transaction is subject to various closing conditions including the tender of a majority of ADC's shares, regulatory approvals, and other customary conditions. The Merger Agreement also includes customary termination provisions for both ADC and us and provides that, in connection with the termination of the Merger Agreement under specified circumstances, ADC will be required to pay us a termination fee of $38 million.

See Note 6 to the Consolidated Financial Statements for additional information regarding acquisitions.

Divestitures

During fiscal 2010, we sold our mechatronics business within the Electronic Components segment for net cash proceeds of $3 million. This business designs and manufactures customer-specific components, primarily for the automotive industry, and generated sales of approximately $100 million in fiscal 2010. In connection with the sale, we recorded a pre-tax loss on sale of $41 million.

Also, in fiscal 2010, we completed the sale of the Dulmison connectors and fittings product line which was part of our energy business in the Network Solutions segment for net cash proceeds of $12 million. In connection with the divestiture, we recorded a pre-tax impairment charge related to long-lived assets and a pre-tax loss on sale of $12 million and $1 million, respectively, in fiscal 2010. Also, we recorded a pre-tax impairment charge of $12 million in fiscal 2009 to write the carrying value of the assets and liabilities down to fair value. The Dulmison connectors and fittings product line generated sales of approximately $50 million in fiscal 2009.

During fiscal 2009, we completed the sale of the Battery Systems business, which was part of the Electronic Components segment, for net cash proceeds of $14 million after working capital adjustments. The divestiture resulted in a pre-tax loss on sale of $7 million. A pre-tax impairment charge of $22 million was recorded in fiscal 2008 to write the carrying value of the assets and liabilities down to fair value.

The loss on divestitures and impairment charges are presented in restructuring and other charges, net on the Consolidated Statement of Operations. We have presented the loss on divestitures, related long-lived asset impairments, and the operations of the mechatronics business, Dulmison connectors and fittings product line, and Battery Systems business in continuing operations due to immateriality. See Note 4 to the Consolidated Financial Statements for additional information regarding the divestitures.

Discontinued Operations

In fiscal 2010, we recorded income from discontinued operations of $44 million primarily in connection with the favorable resolution of certain litigation contingencies related to the Printed Circuit Group business which was sold in fiscal 2007.

In May 2009, we completed the sale of the Wireless Systems business for $664 million in net cash proceeds and recognized a pre-tax gain of $59 million on the transaction.

In September 2008, we completed the sale of the Radio Frequency Components and Subsystem business for net cash proceeds of $427 million and recorded a $184 million pre-tax gain on the sale. Also, in September 2008, we completed the sale of the Automotive Radar Sensors business for net cash proceeds of $42 million and recorded a $31 million pre-tax gain on the sale. In fiscal 2009, we received additional cash proceeds of $29 million and recognized an additional pre-tax gain on sale of $4 million in connection with the finalization of working capital adjustments related to the sale of the Radio Frequency Components and Subsystem and Automotive Radar Sensors businesses.

In fiscal 2008, we completed the sale of the Power Systems business for $102 million in net cash proceeds and recorded a $51 million pre-tax gain on the sale.

The Wireless Systems, Radio Frequency Components and Subsystem, Automotive Radar Sensors, Power Systems and Printed Circuit Group businesses met the held for sale and discontinued operations criteria and have been included in discontinued operations in all periods presented in our Consolidated Financial Statements. Prior to reclassification to held for sale and discontinued operations, the Wireless Systems, Radio Frequency Components and Subsystem, and Automotive Radar Sensors businesses were components of the former Wireless Systems segment. The Power Systems and Printed Circuit Group businesses were components of the Other segment, which was subsequently renamed the Subsea Communications segment. See Note 5 to the Consolidated Financial Statements for additional information regarding discontinued operations.

Manufacturing Simplification

Since our separation, we have been working on the simplification of our global manufacturing footprint, by migrating facilities from higher-cost to lower-cost countries, consolidating within countries, and transferring product lines to lower-cost countries. These initiatives are designed to help us maintain our competitiveness in the industry, improve our operating leverage, and position us for profitability growth in the years ahead.

In connection with our manufacturing simplification plan, we expect to incur restructuring charges of approximately $30 million in fiscal 2011. In fiscal 2010, cash spending related to restructuring was $190 million, and we anticipate spending approximately $130 million in fiscal 2011, relating to both manufacturing simplification and prior year business resizing. Annualized cost savings related to the manufacturing simplification plan are expected to be approximately $20 million. These costs exclude potential restructuring costs that may arise from the acquisition of ADC.

Correction of Immaterial Errors

During the third quarter of fiscal 2010, we identified certain errors in our accounting for income taxes. These errors related to the adoption of the uncertain tax position provisions of ASC 740, *Income Taxes*, in fiscal 2008 and data utilized in the determination of our income tax provision in fiscal 2005 through fiscal 2009.

In connection with the adoption of the uncertain tax position provisions of ASC 740, we failed to reflect, in the calculation of interest and penalties, the impact of the interest component of a prepayment made to the IRS in fiscal 2007. As a result of this error, we overstated deferred tax assets, receivable from Tyco International Ltd. and Covidien plc, noncurrent income taxes payable, and other income by $64 million, $81 million, $182 million, and $81 million, respectively, and understated accumulated earnings by $118 million in fiscal 2008. The impacts to other income and receivable from Tyco International Ltd. and Covidien plc result from the shared nature of the tax liabilities pursuant to the Tax Sharing Agreement entered into upon separation from Tyco International.

We also identified errors in certain reports used, in part, to determine our income tax provision. As a result of these errors, we understated income tax expense and overstated deferred tax assets by $9 million, $14 million, $13 million, $12 million, and $9 million in fiscal 2009, 2008, 2007, 2006, and 2005, respectively.

We evaluated the effects of these errors individually and in the aggregate and determined that our prior period financial statements are not materially misstated. However, we determined that the cumulative effect of correcting these errors in fiscal 2010 would be material to the fiscal 2010 financial statements. Therefore, we corrected these errors in the affected prior periods and presented the results in this Annual Report. See Note 2 to the Consolidated Financial Statements for additional information regarding the correction of immaterial errors.

Non-GAAP Financial Measures

Organic net sales growth, which is included in the discussion below, is a non-GAAP financial measure. The difference between reported net sales growth (the most comparable GAAP measure) and organic net sales growth (the non-GAAP measure) consists of the impact from foreign currency exchange rates, acquisitions, and divestitures. Organic net sales growth is a useful measure of the underlying results and trends in our business. It excludes items that are not completely under management's control, such as the impact of changes in foreign currency exchange rates, and items that do not reflect the underlying growth of the company, such as acquisition and divestiture activity.

We believe organic net sales growth provides useful information to investors because it reflects the underlying growth from the ongoing activities of our business. Furthermore, it provides investors with a view of our operations from management's perspective. We use organic net sales growth to monitor and evaluate performance, as it is an important measure of the underlying results of our operations. Management uses organic net sales growth together with GAAP measures such as net sales growth and operating income in its decision making processes related to the operations of our reporting segments and our overall company. We believe that investors benefit from having access to the same financial measures that management uses in evaluating operations. The discussion and analysis of organic net sales growth in Results of Operations below utilizes organic net sales growth as management does internally. Because organic net sales growth calculations may vary among other companies, organic net sales growth amounts presented below may not be comparable with similarly titled measures of other companies. Organic net sales growth is a non-GAAP financial measure that is not meant to be considered in isolation or as a substitute for GAAP measures. The primary limitation of this measure is that it excludes items that have an impact on our net sales. This limitation is best addressed by evaluating organic net sales growth in combination with our GAAP net sales. The tables presented in

Results of Operations below provide reconciliations of organic net sales growth to net sales growth calculated under GAAP.

Results of Operations

Consolidated Operations

Key business factors that influenced our results of operations for the periods discussed in this report include:

- ***Raw material price increases.*** We purchased approximately 160 million pounds of copper and 200,000 troy ounces of gold in fiscal 2010. During the periods shown, copper and gold prices, as well as the prices of certain other raw materials, have been volatile and current year prices have increased from prior year levels. The following table sets forth the average prices incurred related to copper and gold during the periods presented:

		Fiscal		
	Measure	2010	2009	2008
Copper	Lb.	$ 3.15	$2.75	$3.40
Gold	Troy oz.	$1,114	$ 878	$ 870

  In fiscal 2011, we expect to purchase approximately 170 million pounds of copper and 180,000 troy ounces of gold.

- ***Foreign exchange.*** Approximately 57% of our net sales are invoiced in currencies other than the U.S. Dollar. Our results of operations are influenced by changes in foreign currency exchange rates. Increases or decreases in the value of the U.S. Dollar, compared to other currencies, will directly affect our reported results as we translate those currencies into U.S. Dollars at the end of each fiscal period. The percentage of net sales in fiscal 2010 by major currencies invoiced was as follows:

U.S. Dollar	43%
Euro	31
Japanese Yen	9
Chinese Renminbi	5
Korean Won	3
Brazilian Real	2
British Pound Sterling	1
All others	6
Total	100%

The following table sets forth certain items from our Consolidated Statements of Operations and the percentage of net sales that such items represent for the periods shown.

	Fiscal					
	2010		2009		2008	
	($ in millions)					
Net sales	$12,070	100.0%	$10,256	100.0%	$14,373	100.0%
Cost of sales	8,293	68.7	7,720	75.3	10,200	71.0
Gross margin	3,777	31.3	2,536	24.7	4,173	29.0
Selling, general, and administrative expenses	1,538	12.7	1,408	13.7	1,573	10.9
Research, development, and engineering expenses	585	4.8	536	5.2	593	4.1
Acquisition and integration costs	8	0.1	—	—	—	—
Restructuring and other charges, net	137	1.1	375	3.7	219	1.5
Pre-separation litigation charges (income), net	(7)	(0.1)	144	1.4	22	0.2
Impairment of goodwill	—	—	3,547	34.6	103	0.7
Operating income (loss)	1,516	12.6	(3,474)	(33.9)	1,663	11.6
Interest income	20	0.2	17	0.2	32	0.2
Interest expense	(155)	(1.3)	(165)	(1.6)	(190)	(1.3)
Other income (expense), net	177	1.5	(48)	(0.5)	486	3.4
Income (loss) from continuing operations before income taxes	1,558	12.9	(3,670)	(35.8)	1,991	13.9
Income tax (expense) benefit	(493)	(4.1)	567	5.6	(554)	(3.9)
Income (loss) from continuing operations	1,065	8.8	(3,103)	(30.3)	1,437	10.0
Income (loss) from discontinued operations, net of income taxes	44	0.4	(156)	(1.5)	255	1.8
Net income (loss)	1,109	9.2	(3,259)	(31.8)	1,692	11.8
Less: net income attributable to noncontrolling interests	(6)	—	(6)	(0.1)	(5)	—
Net income (loss) attributable to Tyco Electronics Ltd.	$ 1,103	9.1%	$(3,265)	(31.8)%	$ 1,687	11.7%

Net Sales. Net sales increased $1,814 million, or 17.7%, to $12,070 million in fiscal 2010 from $10,256 million in fiscal 2009. In fiscal 2009, net sales decreased $4,117 million, or 28.6%, to $10,256 million from $14,373 million in fiscal 2008. On an organic basis, net sales increased $1,712 million, or 16.7%, in fiscal 2010. The increase primarily resulted from strong growth in our Electronic Components segment and, to a lesser degree, our Specialty Products segment, partially offset by a decline in our Subsea Communications segment. On an organic basis, net sales decreased $3,542 million, or 24.6%, in fiscal 2009, primarily as a result of declines in our Electronic Components, Specialty Products, and Network Solutions segments. In fiscal 2010, foreign currency exchange rates positively impacted net sales by $188 million, or 1.8%. Foreign currency exchange rates, primarily the Euro, negatively impacted net sales by $474 million, or 3.3%, in fiscal 2009. Price erosion adversely affected net sales by $169 million, $187 million, and $187 million in fiscal 2010, 2009, and 2008, respectively. See further discussion below under Results of Operations by Segment.

The following table sets forth the percentage of our total net sales by geographic region:

	Fiscal		
	2010	2009	2008
Europe/Middle East/Africa (EMEA)	35%	34%	38%
Asia-Pacific	34	29	28
Americas	31	37	34
Total	100%	100%	100%

The following table provides an analysis of the change in our net sales compared to the prior fiscal year by geographic region:

	Fiscal											
	2010						2009					
	Change in Net Sales versus Prior Fiscal Year						Change in Net Sales versus Prior Fiscal Year					
	Organic[1]		Translation[2]	Divestitures	Total		Organic[1]		Translation[2]	Divestitures	Total	
	($ in millions)											
EMEA	$ 683	19.5%	$ 2	$ (4)	$ 681	19.3%	$(1,581)	(28.6)%	$(402)	$ (4)	$(1,987)	(36.0)%
Asia-Pacific	1,029	35.3	133	(29)	1,133	38.6	(1,069)	(26.3)	(11)	(44)	(1,124)	(27.7)
Americas[3]	—	—	53	(53)	—	—	(892)	(18.5)	(61)	(53)	(1,006)	(20.9)
Total	$1,712	16.7%	$188	$(86)	$1,814	17.7%	$(3,542)	(24.6)%	$(474)	$(101)	$(4,117)	(28.6)%

(1) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(2) Represents the change in net sales resulting from changes in foreign currency exchange rates.

(3) The Americas includes our Subsea Communications segment.

The following table sets forth the percentage of our total net sales by segment:

	Fiscal		
	2010	2009	2008
Electronic Components	67%	58%	65%
Network Solutions	14	17	15
Specialty Products	13	14	12
Subsea Communications	6	11	8
Total	100%	100%	100%

The following table provides an analysis of the change in our net sales compared to the prior fiscal year by segment:

	Fiscal											
	2010						2009					
	Change in Net Sales versus Prior Fiscal Year						Change in Net Sales versus Prior Fiscal Year					
	Organic[1]		Translation[2]	Divestitures	Total		Organic[1]		Translation[2]	Divestitures	Total	
	($ in millions)											
Electronic Components	$2,033	33.8%	$123	$(47)	$2,109	35.4%	$(2,936)	(31.7)%	$(287)	$ (93)	$(3,316)	(35.7)%
Network Solutions	5	0.3	42	(39)	8	0.5	(270)	(12.5)	(165)	(8)	(443)	(20.5)
Specialty Products	111	7.9	23	—	134	9.5	(332)	(18.8)	(22)	—	(354)	(20.0)
Subsea Communications	(437)	(37.6)	—	—	(437)	(37.6)	(4)	(0.4)	—	—	(4)	(0.3)
Total	$1,712	16.7%	$188	$(86)	$1,814	17.7%	$(3,542)	(24.6)%	$(474)	$(101)	$(4,117)	(28.6)%

(1) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(2) Represents the change in net sales resulting from changes in foreign currency exchange rates.

Gross Margin. Gross margin as a percentage of net sales increased to 31.3% in fiscal 2010 as compared to 24.7% in fiscal 2009. The increase was due primarily to higher sales and improved manufacturing productivity, and to a lesser degree, favorable product mix and cost reductions achieved from restructuring actions implemented during fiscal 2009.

In fiscal 2009, gross margin as a percentage of net sales decreased to 24.7% from 29.0% in fiscal 2008. The decrease was due to sales declines and unfavorable absorption of manufacturing costs associated with reduced production levels related to lower sales and our efforts to reduce inventory levels, partially offset by cost reductions from restructuring actions.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses as a percentage of net sales were 12.7% and 13.7% in fiscal 2010 and 2009, respectively. Fiscal 2009 results included a net loss of approximately $50 million primarily associated with economic hedges of certain anticipated future transactions and resulting primarily from the devaluation of certain eastern European currencies. Excluding this item, selling, general, and administrative expenses in fiscal 2010 further decreased as a percentage of net sales as compared to fiscal 2009 as a result of increased sales and cost reductions achieved from restructuring actions implemented during fiscal 2009.

Selling, general, and administrative expenses as a percentage of net sales increased to 13.7% in fiscal 2009 as compared to 10.9% in fiscal 2008. As discussed above, in fiscal 2009, results included a net loss of approximately $50 million primarily associated with economic hedges of certain anticipated future transactions and resulting primarily from the devaluation of certain eastern European currencies. In fiscal 2008, selling, general, and administrative expenses included a $36 million gain on the sale of real estate related to our Electronic Components segment. Excluding these items, selling, general, and administrative expenses increased as a percentage of net sales in fiscal 2009 from fiscal 2008 due to the decrease in sales volume.

Research, Development, and Engineering Expenses. Research, development, and engineering expenses as a percentage of net sales decreased to 4.8% in fiscal 2010 from 5.2% in fiscal 2009. The decrease as a percentage of net sales was attributable to higher net sales partially offset by increased investment in research and development across our businesses during fiscal 2010. Research, development, and engineering expenses as a percentage of net sales increased to 5.2% in fiscal 2009 as compared to 4.1% in fiscal 2008. The increase as a percentage of net sales was due to decreases in sales volume as well as our continued focus on future technologies within all four of our operating segments in fiscal 2009.

Restructuring and Other Charges, Net. In fiscal 2010, net restructuring and other charges were $137 million as compared to $375 million in fiscal 2009 and $219 million in fiscal 2008. Total charges, including amounts reflected in cost of sales, were $134 million, $373 million, and $228 million in fiscal 2010, 2009, and 2008, respectively.

Fiscal 2010 restructuring actions primarily related to headcount reductions in the Electronic Components segment. Fiscal 2010 charges included a pre-tax loss on sale of $41 million related to the sale of our mechatronics business which was part of our Electronic Components segment as well as long-lived asset impairment charges of $12 million and a loss on sale of $1 million related to the divestiture of the Dulmison connectors and fittings product line which was part of the energy business in our Network Solutions segment.

Fiscal 2009 restructuring actions reduced costs in response to market conditions and primarily related to headcount reductions and manufacturing site closures in the Electronic Components, Network Solutions, and Specialty Products segments. Fiscal 2009 charges included a long-lived asset impairment of $14 million in our Network Solutions segment primarily related to the divestiture of the Dulmison connectors and fittings product line and a loss on sale of $7 million related to the sale of the Battery Systems business which was part of the Electronic Components segment.

Fiscal 2008 restructuring actions related to the migration of product lines to lower-cost countries and the exit of certain manufacturing operations in the Electronic Components and Network Solutions segments. Fiscal 2008 charges included long-lived asset impairments in our Electronic Components segment of $34 million, consisting of $22 million related to the divestiture of the Battery Systems business and $12 million related to certain dedicated manufacturing lines serving the North American automotive market.

See Note 4 to the Consolidated Financial Statements for additional information regarding net restructuring and other charges.

Pre-separation Litigation Charges (Income), Net. During fiscal 2010, Tyco International settled the remaining securities lawsuit, a class action captioned *Stumpf v. Tyco International Ltd., et al.*, for $79 million. Pursuant to the sharing formula in the Separation and Distribution Agreement, our share of the settlement amount was $24 million. As discussed below, we had previously established reserves for this case. As a result of the settlement of the *Stumpf* case, we concluded that reserves of $22 million could be released. Accordingly, pursuant to the sharing formula, we recorded income of $7 million during fiscal 2010. As of September 24, 2010, there were no remaining significant securities lawsuits outstanding.

During fiscal 2009, we recorded charges of $144 million for our share of Tyco International's settlements of several securities cases and our portion of the estimated probable loss for the then remaining securities litigation claims, including the *Stumpf* case, subject to the Separation and Distribution Agreement.

During fiscal 2008, we recorded charges of $34 million for our share of Tyco International's settlements of two securities cases and income of $12 million for our portion of related recoveries of certain costs from insurers.

See "Part I. Item 3. Legal Proceedings" of our Annual Report on Form 10-K for the fiscal year ended September 24, 2010 filed with the SEC and Note 14 to the Consolidated Financial Statements for additional information regarding pre-separation securities litigation.

Impairment of Goodwill. During fiscal 2009, we recorded a goodwill impairment charge of $3,435 million in our Electronic Components segment, of which $2,088 million and $1,347 million related to the Automotive and Communications and Industrial Solutions reporting units, respectively.

We also recorded a goodwill impairment charge of $112 million related to the Circuit Protection reporting unit of our Specialty Products segment in fiscal 2009.

During fiscal 2008, we recorded a goodwill impairment charge of $103 million which related to the Global Application Tooling Division reporting unit of our Electronic Components segment.

See Note 9 to the Consolidated Financial Statements for further information regarding the impairment of goodwill.

Operating Income (Loss). Operating income was $1,516 million in fiscal 2010 compared to an operating loss of $3,474 million in fiscal 2009. Fiscal 2010 results included restructuring and other charges, acquisition and integration costs, and pre-separation litigation income of $134 million, $8 million, and $7 million, respectively. Fiscal 2009 results included goodwill impairment charges, restructuring and other charges, and pre-separation litigation charges of $3,547 million, $373 million, and $144 million, respectively. In addition, fiscal 2009 results included a net loss of approximately $50 million primarily associated with economic hedges of certain anticipated future transactions and resulting primarily from the devaluation of certain eastern European currencies. Excluding these items, the remaining increase in operating income resulted primarily from higher sales and related gross margins, higher gross margins as a percentage of sales due to favorable product mix, and cost reduction benefits from restructuring actions implemented in fiscal 2009, partially offset by price erosion.

Operating loss was $3,474 million in fiscal 2009 as compared to operating income of $1,663 million in fiscal 2008. As discussed above fiscal 2009 results included goodwill impairment charges, restructuring and other charges, and pre-separation litigation charges of $3,547 million, $373 million, and $144 million, respectively, as well as a net loss of approximately $50 million primarily associated with economic hedges of certain anticipated future transactions and resulting primarily from the devaluation of certain eastern European currencies. In fiscal 2008, operating income included restructuring and other charges, goodwill impairment charges, a gain on the sale of real estate, and net pre-separation litigation charges of $228 million, $103 million, $36 million, and $22 million, respectively. Excluding these items, the decreases in operating income resulted from lower sales levels and unfavorable absorption of manufacturing costs associated with reduced production levels and the focus on reducing inventories, which were partially offset by cost reduction programs.

Results of Operations by Segment

Electronic Components

	Fiscal		
	2010	2009	2008
	($ in millions)		
Net sales	$8,070	$ 5,961	$9,277
Operating income (loss)	$ 967	$(3,716)	$ 978
Operating margin	12.0%	NM[(1)]	10.5%

(1) Not meaningful.

The following table sets forth Electronic Components' percentage of total net sales by primary industry end market[(1)]:

	Fiscal		
	2010	2009	2008
Automotive	51%	48%	49%
DataComm	12	14	14
Industrial	11	11	11
Appliance	7	7	7
Computer	6	7	7
Consumer Devices	5	6	6
Other	8	7	6
Total	100%	100%	100%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

The following table provides an analysis of the change in Electronic Components' net sales compared to the prior fiscal year by primary industry end market[(1)]:

	Fiscal											
	2010						2009					
	Change in Net Sales versus Prior Fiscal Year						Change in Net Sales versus Prior Fiscal Year					
	Organic[(2)]		Translation[(3)]	Divestiture	Total		Organic[(2)]		Translation[(3)]	Divestiture	Total	
	($ in millions)											
Automotive	$1,232	42.5%	$ 68	$ —	$1,300	46.5%	$(1,517)	(33.3)%	$(226)	$ —	$(1,743)	(38.4)%
DataComm	147	17.4	14	(18)	143	17.0	(391)	(30.5)	34	(74)	(431)	(33.6)
Industrial	215	32.5	15	(2)	228	34.5	(330)	(32.2)	(41)	2	(369)	(36.0)
Appliance	152	36.7	15	—	167	40.2	(188)	(30.1)	(14)	—	(202)	(32.3)
Computer	63	14.9	6	(3)	66	15.5	(237)	(35.9)	4	(3)	(236)	(35.7)
Consumer Devices	28	7.4	1	(21)	8	2.1	(166)	(28.7)	(21)	(8)	(195)	(33.7)
Other	196	44.6	4	(3)	197	44.8	(107)	(19.0)	(23)	(10)	(140)	(24.8)
Total	$2,033	33.8%	$123	$(47)	$2,109	35.4%	$(2,936)	(31.7)%	$(287)	$(93)	$(3,316)	(35.7)%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

(2) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(3) Represents the change in net sales resulting from changes in foreign currency exchange rates.

Fiscal 2010 Compared to Fiscal 2009

Electronic Components' net sales increased $2,109 million, or 35.4%, to $8,070 million in fiscal 2010 from $5,961 million in fiscal 2009. The strengthening of certain foreign currencies favorably affected net sales by $123 million, or 2.4%, in fiscal 2010 as compared to fiscal 2009. Organic net sales increased $2,033 million, or 33.8%, in fiscal 2010 due primarily to growth in the automotive end market of $1,232 million and, to a lesser degree, growth across all other end markets we serve.

Organic net sales increased 42.5% in the automotive end market in fiscal 2010 as compared to fiscal 2009. The increase was broad-based and resulted from growth of 61.4% in the Asia-Pacific region, 40.1% in the Americas region, and 33.8% in the EMEA region driven by increases in vehicle production and replenishment of inventory in the supply chain across all regions. Our organic net sales increased 17.4% in the DataComm end market in fiscal 2010 as compared to fiscal 2009 as a result of an increase in sales of our interconnect components to communication equipment manufacturers. In the industrial end market, our organic net sales increased 32.5% in fiscal 2010 as compared to fiscal 2009 due primarily to increased demand for factory automation and other industrial equipment in all regions, with the highest growth in Asia. Our organic net sales growth of 36.7% in the appliance end market in fiscal 2010 as compared to fiscal 2009 was attributable to improved consumer demand across all regions, particularly in Asia. In fiscal 2010, our organic net sales growth of 14.9% in the computer end market as compared to fiscal 2009 resulted from recovery in emerging markets and rising demand for portables, such as notebook computers. Our organic net sales growth of 7.4% in the consumer devices end market in fiscal 2010 as compared to fiscal 2009 was due primarily to an increase in sales to mobile phone manufacturers.

Electronic Components had operating income of $967 million in fiscal 2010 as compared to an operating loss of $3,716 million in fiscal 2009. Segment results included restructuring and other charges of $108 million and $278 million in fiscal 2010 and 2009, respectively. Also, during fiscal 2009, segment results included $3,435 million of goodwill impairment charges and a net foreign currency loss of approximately $50 million primarily associated with economic hedges of certain anticipated future transactions and resulting primarily from the devaluation of certain eastern European currencies. Excluding these items, the remaining increase resulted primarily from increases in sales and higher gross margins as a percentage of sales, as well as cost reduction benefits from restructuring actions implemented in fiscal 2009, favorable product mix, and improved manufacturing productivity.

Fiscal 2009 Compared to Fiscal 2008

In fiscal 2009 Electronic Components' net sales decreased $3,316 million, or 35.7%, to $5,961 million from $9,277 million in fiscal 2008. The weakening of certain foreign currencies negatively affected net sales by $287 million, or 3.0%, in fiscal 2009 as compared to fiscal 2008. Organic net sales decreased by $2,936 million, or 31.7%, in fiscal 2009 primarily due to declines in volume in all of the end markets we serve.

Electronic Components organic net sales decreased 33.3% in the automotive end market in fiscal 2009 as compared to fiscal 2008. The decrease was broad-based and resulted from declines of 36.8% in the North America region, 37.1% in the EMEA region, and 25.7% in the Asia-Pacific region that were driven by reductions in production by automotive manufacturers as well as inventory reductions throughout the automotive supply chain. In the DataComm end market, our organic net sales decline of 30.5% in fiscal 2009 as compared to fiscal 2008 was driven by declines of 25.9% and 27.4% in our sales of interconnect components to communication equipment manufacturers and mobile phone manufacturers, respectively. In fiscal 2009, our organic net sales decreased 32.2% in the industrial end market as compared to fiscal 2008 primarily as a result of reduced demand for factory automation and other industrial equipment due to declines in capital investments by our customers. Our organic net sales decline of 35.9% in the computer end market in fiscal 2009 as compared to fiscal 2008 was attributable to general market weakness, inventory corrections in the supply chain, and reductions in market share related to our strategy to improve margins by exiting certain low-margin portions of this market. In the appliance end market, our organic net sales decreased 30.1% in fiscal 2009 as compared to fiscal 2008 due to reduced consumer demand, weak housing starts, and retailer inventory reductions.

Electronic Components had an operating loss of $3,716 million in fiscal 2009 as compared to income of $978 million in fiscal 2008. As discussed above, segment results included goodwill impairment charges of $3,435 million and $103 million in fiscal 2009 and 2008, respectively. Also, segment results included a $36 million gain on the sale of real estate in fiscal 2008. Excluding these items, the remaining decrease in fiscal 2009 as compared to fiscal 2008 resulted from the sales decline and unfavorable absorption of manufacturing costs associated with reduced production levels and inventory reductions, partially offset by cost savings from restructuring actions. In addition, fiscal 2009 segment results were negatively impacted by an increase in restructuring and other charges of

$80 million and a net foreign currency loss of approximately $50 million primarily associated with economic hedges of certain anticipated future transactions and resulting primarily from the devaluation of certain eastern European currencies.

Network Solutions

	Fiscal		
	2010	2009	2008
	($ in millions)		
Net sales	$1,727	$1,719	$2,162
Operating income	$ 177	$ 133	$ 251
Operating margin	10.2%	7.7%	11.6%

The following table sets forth Network Solutions' percentage of total net sales by primary industry end market(1):

	Fiscal		
	2010	2009	2008
Energy	45%	47%	46%
Service Providers	28	28	28
Enterprise Networks	26	24	25
Other	1	1	1
Total	100%	100%	100%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

The following table provides an analysis of the change in Network Solutions' net sales compared to the prior fiscal year by primary industry end market(1):

	Fiscal											
	2010						2009					
	Change in Net Sales versus Prior Fiscal Year						Change in Net Sales versus Prior Fiscal Year					
	Organic(2)		Translation(3)	Divestiture	Total		Organic(2)		Translation(3)	Divestiture	Total	
	($ in millions)											
Energy	$(12)	(1.5)%	$19	$(39)	$(32)	(4.0)%	$ (86)	(8.8)%	$ (82)	$(8)	$(176)	(18.0)%
Service Providers	(13)	(2.6)	11	—	(2)	(0.4)	(76)	(12.4)	(53)	—	(129)	(21.0)
Enterprise Networks	30	7.3	11	—	41	10.1	(104)	(19.1)	(36)	—	(140)	(25.6)
Other	—	1.8	1	—	1	4.0	(4)	(13.3)	6	—	2	8.7
Total	$ 5	0.3%	$42	$(39)	$ 8	0.5%	$(270)	(12.5)%	$(165)	$(8)	$(443)	(20.5)%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

(2) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(3) Represents the percentage change in net sales resulting from changes in foreign currency exchange rates.

Fiscal 2010 Compared to Fiscal 2009

In fiscal 2010, Network Solutions' net sales increased $8 million, or 0.5%, to $1,727 million from $1,719 million in fiscal 2009. The strengthening of certain foreign currencies favorably affected net sales by $42 million, or 2.6%, in fiscal 2010 as compared to fiscal 2009. The divestiture of the Dulmison connectors and fittings product line decreased net sales by $39 million, or 2.4%, in fiscal 2010 as compared to fiscal 2009. Organic net sales increased $5 million, or 0.3%, in fiscal 2010 as compared to fiscal 2009.

In the energy end market, our organic net sales decrease of 1.5% in fiscal 2010 as compared to fiscal 2009 was due to lower investment levels by utilities and reduced customer inventory levels. In the service providers end market, our organic net sales decrease of 2.6% in fiscal 2010 from fiscal 2009 levels was primarily attributable to reduced wireline capital spending by telecommunications companies. In the enterprise networks end market, organic sales increased 7.3% in fiscal 2010 as compared to fiscal 2009 as a result of strong economic recoveries in Asia and Europe, while the Americas remained relatively flat.

In fiscal 2010, Network Solutions' operating income increased $44 million to $177 million from $133 million in fiscal 2009. The increase was primarily attributable to a decrease in restructuring and other charges of $37 million in fiscal 2010 as compared to fiscal 2009, cost reduction benefits from restructuring actions implemented in fiscal 2009, and favorable product mix, partially offset by $8 million of acquisition and integration costs related to our anticipated acquisition of ADC.

Fiscal 2009 Compared to Fiscal 2008

Network Solutions' net sales decreased $443 million, or 20.5%, to $1,719 million in fiscal 2009 from $2,162 million in fiscal 2008. The weakening of certain foreign currencies negatively affected net sales by $165 million, or 7.6%, in fiscal 2009 as compared to fiscal 2008. Organic net sales decreased $270 million, or 12.5%, in fiscal 2009 as compared to fiscal 2008.

Our organic net sales decreased 8.8% in the energy industry end market in fiscal 2009 as compared to fiscal 2008 primarily due to declines in Europe. Sales in Europe were negatively impacted by slower investment levels by utilities and reduced customer inventory levels. In the service providers end market, our organic net sales decrease of 12.4% in fiscal 2009 as compared to fiscal 2008 was largely due to a general slowing of capital spending by telecommunications companies. Our organic sales in the enterprise networks end market decreased 19.1% in fiscal 2009 as compared to fiscal 2008 as a result of global declines in commercial construction and delayed investment in network upgrades.

Network Solutions' operating income decreased $118 million, or 47.0%, to $133 million in fiscal 2009 from $251 million in fiscal 2008. The decrease was the result of decreased sales, unfavorable absorption of manufacturing costs associated with reduced production levels and our targeted inventory reductions, and an increase in restructuring and other charges of $34 million in fiscal 2009 as compared to fiscal 2008.

Specialty Products

	Fiscal		
	2010	2009	2008
	($ in millions)		
Net sales	$1,549	$1,415	$1,769
Operating income	$ 230	$ 34	$ 296
Operating margin	14.8%	2.4%	16.7%

The following table sets forth Specialty Products' percentage of total net sales by primary industry end market[(1)]:

	Fiscal		
	2010	2009	2008
Aerospace, Defense, and Marine	40%	44%	42%
Touch Systems	25	24	25
Circuit Protection	19	15	17
Medical	16	17	16
Total	100%	100%	100%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

The following table provides an analysis of the change in Specialty Products' net sales compared to the prior fiscal year by primary industry end market[(1)]:

	Fiscal									
	2010					2009				
	Change in Net Sales versus Prior Fiscal Year					Change in Net Sales versus Prior Fiscal Year				
	Organic[(2)]		Translation[(3)]	Total		Organic[(2)]		Translation[(3)]	Total	
	($ in millions)									
Aerospace, Defense, and Marine	$ (5)	(0.8)%	$ 6	$ 1	0.2%	$(104)	(14.0)%	$(18)	$(122)	(16.4)%
Touch Systems	54	16.9	5	59	17.9	(106)	(23.7)	(10)	(116)	(26.0)
Circuit Protection	62	29.7	10	72	33.2	(99)	(32.1)	8	(91)	(29.5)
Medical	—	(0.1)	2	2	0.8	(23)	(8.6)	(2)	(25)	(9.3)
Total	$111	7.9%	$23	$134	9.5%	$(332)	(18.8)%	$(22)	$(354)	(20.0)%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

(2) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(3) Represents the percentage change in net sales resulting from changes in foreign currency exchange rates.

Fiscal 2010 Compared to Fiscal 2009

Specialty Products' net sales increased $134 million, or 9.5%, to $1,549 million in fiscal 2010 from $1,415 million in fiscal 2009. The strengthening of certain foreign currencies positively affected net sales by $23 million, or 1.6%, in fiscal 2010 as compared to fiscal 2009. Organic net sales increased $111 million, or 7.9%, during fiscal 2010 as compared to fiscal 2009.

In the aerospace, defense, and marine end market, our organic net sales decline of 0.8% in fiscal 2010 as compared to fiscal 2009 was due to weak demand in the marine and commercial aircraft markets, partially offset by growth in the defense market. Our organic net sales growth of 16.9% in the touch systems end market in fiscal 2010 over fiscal 2009 was due to improved demand in North America and Asia, particularly with point-of-sale terminal manufacturers, partially offset by continued weakness in global demand in the gaming markets. During fiscal 2010, our organic net sales growth of 29.7% in the circuit protection end market as compared to fiscal 2009 resulted from increased demand in the consumer electronics and computer industries in Asia, as well as global automotive and industrial markets. In the medical end market, our organic net sales decreased by 0.1% in fiscal 2010 as compared to fiscal 2009 as a result of lower capital spending by healthcare providers, partially offset by increased demand for disposable products.

Specialty Products' operating income increased $196 million to $230 million in fiscal 2010 from $34 million in fiscal 2009. In fiscal 2009, segment results were negatively impacted by $112 million of goodwill impairment charges. Excluding this item, the remaining increase in operating income was due primarily to a decrease in restructuring and other charges of $26 million as compared to fiscal 2009 and an increase in gross margin, primarily as a result of the increase in sales, and to a lesser degree, cost reduction benefits from restructuring actions implemented in fiscal 2009, as well as improved manufacturing productivity.

Fiscal 2009 Compared to Fiscal 2008

In fiscal 2009, Specialty Products' net sales decreased $354 million, or 20.0%, to $1,415 million from $1,769 million in fiscal 2008. The weakening of certain foreign currencies negatively affected net sales by $22 million, or 1.2%, in fiscal 2009 as compared to fiscal 2008. Organic net sales decreased $332 million, or 18.8%, in fiscal 2009 as compared to fiscal 2008.

Our organic net sales declined 14.0% in the aerospace, defense, and marine end market in fiscal 2009 as compared to fiscal 2008 as a result of slowing demand for commercial aircraft and inventory corrections in the supply chain. In the touch systems end market, our organic net sales decreased 23.7% in fiscal 2009 from fiscal 2008 due to global weakness in demand from the retail market. On an organic basis, our net sales decline of 32.1% in the circuit protection end market in fiscal 2009 as compared to fiscal 2008 was due to reduced original equipment manufacturer production levels as well as significant inventory corrections in the supply chain. In the medical end market, our organic net sales decrease of 8.6% in fiscal 2009 as compared to fiscal 2008 was due to inventory corrections in the supply chain and delayed capital spending by most healthcare providers.

Specialty Products' operating results decreased $262 million to $34 million in fiscal 2009 from $296 million in fiscal 2008. As discussed above, segment results included a goodwill impairment charge of $112 million in fiscal 2009. The remaining decrease in operating results was due to lower sales, unfavorable absorption of manufacturing costs associated with reduced production levels and our targeted inventory reductions, and an increase in restructuring and other charges of $28 million in fiscal 2009 as compared to fiscal 2008.

Subsea Communications

	Fiscal		
	2010	**2009**	**2008**
	($ in millions)		
Net sales	$ 724	$1,161	$1,165
Operating income	$ 135	$ 219	$ 160
Operating margin	18.6%	18.9%	13.7%

Fiscal 2010 Compared to Fiscal 2009

Subsea Communications' net sales decreased $437 million, or 37.6%, to $724 million in fiscal 2010 from $1,161 million in fiscal 2009. The decrease resulted from the completion of certain large projects during fiscal 2009 and lower levels of project activity in fiscal 2010.

In fiscal 2010, Subsea Communications' operating income decreased $84 million to $135 million from $219 million in fiscal 2009. The decrease resulted from lower sales in the current fiscal year, partially offset by favorable execution on projects and recognition of revenue previously deferred as a result of cash collections.

Fiscal 2009 Compared to Fiscal 2008

In fiscal 2009, Subsea Communications' net sales decreased $4 million, or 0.3%, to $1,161 million from $1,165 million in fiscal 2008. In fiscal 2009, revenue from existing and new projects offset the reduction caused by the completion, in fiscal 2008, of a transoceanic system that connects the U.S. and China.

In fiscal 2009, Subsea Communications' operating income increased $59 million to $219 million from $160 million in fiscal 2008. The decrease in income from the transoceanic system and an increase in restructuring and other charges of $3 million were more than offset by income from existing and new projects and favorable project mix in fiscal 2009 as compared to fiscal 2008.

New Segment Structure for Fiscal 2011

Effective for the first quarter of fiscal 2011, we reorganized our management and our segments to further align the organization around our strategy. Our businesses in the Specialty Products Group—Aerospace, Defense, and Marine; Medical Products; Circuit Protection; and Touch Systems—have been moved into other segments. Also, the Subsea Communications segment has been included within the Network Solutions segment. The following represents the new segment structure:

- *Transportation Connectivity.* This segment consists of our Automotive and Aerospace, Defense, and Marine businesses.
- *Communications and Industrial Solutions.* This segment contains our DataComm, Industrial Products, Consumer Devices, Lighting, Alternative Energy, Medical Products, Circuit Protection, and Touch Systems businesses.
- *Network Solutions.* The Subsea Communications, Telecom Service Providers, Enterprise Networks, and Energy businesses are included in this segment. Also, when the ADC acquisition is complete, it will be integrated into this segment.

In this Annual Report, results for fiscal 2010 and prior periods are reported on the basis under which we managed our business in fiscal 2010 and do not reflect the fiscal 2011 segment reorganization.

Non-Operating Items

Interest Expense, Net

Net interest expense was $135 million, $148 million, and $158 million in fiscal 2010, 2009, and 2008, respectively. The decrease of $13 million, or 8.8%, in fiscal 2010 from fiscal 2009 was due to lower average debt levels resulting in lower interest expense. The decrease of $10 million, or 6.3%, in fiscal 2009 from fiscal 2008 was driven by lower average debt levels partially offset by lower interest income.

Other Income (Expense), Net

In fiscal 2010, we recorded net other income of $177 million, primarily consisting of income pursuant to the Tax Sharing Agreement with Tyco International and Covidien. The income in fiscal 2010 reflects a net increase to the receivable from Tyco International and Covidien primarily related to certain proposed adjustments to prior period income tax returns and related accrued interest, partially offset by a decrease related to the completion of certain non-U.S. audits of prior year income tax returns. See Note 14 to the Consolidated Financial Statements for further information regarding the Tax Sharing Agreement.

In fiscal 2009, we recorded net other expense of $48 million, consisting of $68 million of expense pursuant to the Tax Sharing Agreement with Tyco International and Covidien, a $22 million gain on the retirement of debt, and $2 million of unrealized losses on rabbi trust assets. The $68 million of expense is attributable to a net reduction of an indemnification asset primarily as a result of the settlement of various matters with the IRS. See Note 12 to the Consolidated Financial Statements for additional information regarding the gain on retirement of debt.

In fiscal 2008, we recorded other income of $486 million, pursuant to the Tax Sharing Agreement with Tyco International and Covidien, of which $464 million related to certain incremental tax liabilities recorded in connection with the adoption of the uncertain tax position provisions of ASC 740, *Income Taxes*. See Note 18 to the Consolidated Financial Statements for additional information regarding the adoption of the uncertain tax position provisions of ASC 740.

Income Taxes

Our operations are conducted through our various subsidiaries in a number of countries throughout the world. We have provided for income taxes based upon the tax laws and rates in the countries in which our operations are conducted and income and loss from operations is subject to taxation. In fiscal 2009, we changed our place of incorporation from Bermuda to Switzerland. We do not expect the change to materially impact our tax provision or cash tax burden.

Our effective income tax rate was 31.6% for fiscal 2010 and reflects a charge of $307 million primarily associated with certain proposed adjustments to prior year income tax returns and related accrued interest partially offset by an income tax benefit of $101 million recognized in connection with the completion of certain non-U.S. audits of prior year income tax returns. In addition, the effective income tax rate for fiscal 2010 reflects an income tax benefit of $72 million recognized in connection with a reduction in the valuation allowance associated with tax loss carryforwards in certain non-U.S. locations.

Our effective income tax rate was 15.4% for fiscal 2009 and includes the effects of the $3,547 million pre-tax impairment of goodwill for which a partial tax benefit of $523 million was recorded, a $144 million pre-tax charge related to pre-separation securities litigation for which a partial tax benefit of $25 million was recorded, a $28 million charge related to the settlement of a tax matter, and a $24 million detriment related to a $68 million pre-tax expense recognized pursuant to our Tax Sharing Agreement with Tyco International and Covidien. Additionally, the effective income tax rate for fiscal 2009 reflects adjustments related to prior years tax returns, including a $49 million tax benefit.

Our effective income tax rate was 27.8% for fiscal 2008 and includes a benefit of $170 million primarily related to the pre-tax income pursuant to the Tax Sharing Agreement with Tyco International and Covidien of $464 million recognized in connection with our adoption of the uncertain tax position provisions of ASC 740, for which no tax was provided. The effective income tax rate was also impacted by increased accruals in fiscal 2008 of interest related to uncertain tax positions partially offset by a $42 million benefit associated with a favorable settlement with a taxing authority for certain pre-separation tax issues. In addition, the effective income tax rate for fiscal 2008 reflects the benefits of increased profitability in operations in lower tax rate jurisdictions, a $33 million benefit related to adjustments to tax account balances, a $25 million increase in the valuation allowance related to restructuring charges, and a $22 million tax detriment recorded in connection with the goodwill impairment charge for which a tax benefit was not fully realized.

The valuation allowance for deferred tax assets of $2,236 million and $2,487 million at fiscal year end 2010 and 2009, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss, capital loss, and credit carryforwards in various jurisdictions. We believe that we will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on our Consolidated Balance Sheet. The valuation allowance was calculated in accordance with the provisions of ASC 740 which require that a valuation allowance be established or maintained when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The calculation of our tax liabilities includes estimates for uncertainties in the application of complex tax regulations across multiple global jurisdictions where we conduct our operations. Under the uncertain tax position provisions of ASC 740, we recognize liabilities for tax as well as related interest for issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and related interest will be due. These tax liabilities and related interest are reflected net of the impact of related tax loss carryforwards as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon the eventual settlement with the tax authorities. These estimates may change due to changing facts and circumstances; however, due to the complexity of these uncertainties, the ultimate resolution may result in a settlement that differs from our current estimate of the tax liabilities and related interest. Further, management has reviewed with tax counsel the issues raised by certain taxing authorities and the adequacy of these recorded amounts. If our current estimate of tax and interest liabilities is less than the ultimate settlement, an additional charge to income tax expense may result. If our current estimate of tax and interest liabilities is more than the ultimate settlement, income tax benefits may be recognized.

We have provided income taxes for earnings that are currently distributed as well as the taxes associated with several subsidiaries' earnings that are expected to be distributed in fiscal 2011. No additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to basis differences in investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or we have concluded that no additional tax liability will arise as a result of the distribution of such earnings. As of September 24, 2010, certain subsidiaries had approximately $14 billion of undistributed earnings that we intend to permanently reinvest. A liability could arise if our intentions to permanently reinvest such earnings were to change and amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Income (Loss) from Discontinued Operations, Net of Income Taxes

Income from discontinued operations was $44 million in fiscal 2010 compared to losses from discontinued operations of $156 million in fiscal 2009. Income from discontinued operations was $255 million in fiscal 2008.

In fiscal 2010, we recorded income from discontinued operations of $44 million primarily in connection with the favorable resolution of certain litigation contingencies related to the Printed Circuit Group business which was sold in fiscal 2007.

In May 2009, we completed the sale of the Wireless Systems business for $664 million in net cash proceeds and recognized a pre-tax gain of $59 million on the transaction. Also, in fiscal 2009, we recognized an additional pre-tax gain on sale of $4 million in connection with the finalization of working capital adjustments related to the sale of the Radio Frequency Components and Subsystem and Automotive Radar Sensors businesses.

Pre-tax loss from discontinued operations for fiscal 2009 included pre-tax charges of $111 million related to the Wireless Systems business's contract with the State of New York. See Note 14 to the Consolidated Financial Statements for additional information regarding the State of New York contract. Income tax expense on discontinued operations for fiscal 2009 included $68 million relating to the impact of $319 million of goodwill written off in connection with the divestiture of the Wireless Systems business, for which a tax benefit was not fully realized, as well as $35 million of unfavorable adjustments to the estimated tax provision on the Power Systems business as a result of the finalization of the tax basis of assets sold upon the filing of the fiscal 2008 income tax returns.

In September 2008, we completed the sale of the Radio Frequency Components and Subsystem business for net cash proceeds of $427 million and recorded a $184 million pre-tax gain on the sale. In September 2008, we also completed the sale of the Automotive Radar Sensors business for net cash proceeds of $42 million and recorded a $31 million pre-tax gain on the sale. Also, in fiscal 2008, we completed the sale of our Power Systems business for $102 million in net cash proceeds and recorded a $51 million pre-tax gain on the sale.

See Note 5 to the Consolidated Financial Statements for additional information regarding discontinued operations.

Liquidity and Capital Resources

The following table summarizes our cash flows from operating, investing, and financing activities, as reflected on the Consolidated Statements of Cash Flows, for fiscal 2010, 2009, and 2008:

	Fiscal		
	2010	**2009**	**2008**
		(in millions)	
Net cash provided by operating activities	$1,679	$ 1,329	$ 989
Net cash provided by (used in) investing activities	(442)	391	895
Net cash used in financing activities	(779)	(1,254)	(1,739)
Effect of currency translation on cash	11	(31)	1
Net increase in cash and cash equivalents	$ 469	$ 435	$ 146

Our ability to fund our future capital needs will be affected by our ability to continue to generate cash from operations and may be affected by our ability to access the capital markets, money markets, or other sources of funding, as well as the capacity and terms of our financing arrangements. We believe that cash generated from operations and, to the extent necessary, these other sources of potential funding will be sufficient to meet our anticipated capital needs for the foreseeable future. We may use excess cash to reduce our outstanding debt levels, including through the possible repurchase of our public debt in accordance with applicable law, to purchase a portion of our common shares pursuant to our authorized share repurchase program, to pay distributions or dividends on our common shares, or to acquire strategic businesses or product lines. We intend to fund the acquisition of ADC with approximately $1 billion of available cash and the remainder with funds available under our existing Credit Facility or alternative borrowing sources, including the issuance of new notes or commercial paper. The cost or availability of future funding may be impacted by financial market conditions. We will continue to monitor financial markets, to respond as necessary to changing conditions.

Cash Flows from Operating Activities

The following table summarizes the sources and uses of our cash flows from operating activities for fiscal 2010, 2009, and 2008:

	Fiscal		
	2010	2009	2008
	(in millions)		
Operating income (loss)	$1,516	$(3,474)	$1,663
Impairment of goodwill	—	3,547	103
Class action settlement	—	—	(936)
Loss on divestitures	43	7	—
Non-cash restructuring and other charges, net	17	49	81
Depreciation and amortization	520	515	539
Deferred income taxes	35	(574)	178
Provisions for losses on accounts receivable and inventories	(4)	74	42
Share-based compensation	63	50	55
Other, net	26	10	(18)
Changes in assets and liabilities, net:			
Accounts receivable, net	(323)	651	(107)
Inventories	(213)	638	(221)
Accounts payable	317	(420)	41
Other	310	(114)	214
Interest income	20	17	32
Interest expense	(155)	(165)	(190)
Income tax (expense) benefit	(493)	567	(554)
Net cash provided by continuing operating activities	1,679	1,378	922
Net cash provided by (used in) discontinued operating activities	—	(49)	67
Net cash provided by operating activities	$1,679	$ 1,329	$ 989

Net cash provided by continuing operating activities was $1,679 million in fiscal 2010 as compared to $1,378 million in fiscal 2009. The increase of $301 million in fiscal 2010 over fiscal 2009 primarily resulted from higher income levels, partially offset by increased working capital to support current business levels.

Net cash provided by continuing operating activities increased $456 million to $1,378 million in fiscal 2009 from $922 million in fiscal 2008. The finalization of a class action settlement in February 2008 resulted in a decrease to cash flows from operating activities and an increase to cash flows from investing activities of $936 million. Excluding the class action settlement, net cash provided by continuing operating activities was lower in fiscal 2009 as compared to fiscal 2008 primarily due to lower income levels partially offset by working capital improvements.

Pension and postretirement benefit contributions in fiscal 2010, 2009, and 2008, were $180 million, $145 million, and $77 million, respectively. These amounts included voluntary pension contributions of $69 million and $61 million in fiscal 2010 and 2009, respectively. We expect pension contributions to be $70 million in fiscal 2011, before consideration of voluntary contributions.

The amount of income taxes paid, net of refunds, during fiscal 2010, 2009, and 2008, was $156 million, $121 million, and $359 million, respectively.

Cash Flows from Investing Activities

The following table summarizes the sources and uses of our cash flows from investing activities for fiscal 2010, 2009, and 2008:

	Fiscal		
	2010	2009	2008
	(in millions)		
Capital expenditures	$(385)	$(328)	$(610)
Proceeds from sale of property, plant, and equipment	16	13	42
Acquisition of businesses, net of cash acquired	(93)	—	(3)
Proceeds from divestiture of discontinued operations, net of cash retained by operations sold	—	693	571
Proceeds from divestiture of businesses, net of cash retained by businesses sold	15	17	—
Class action settlement escrow	—	—	936
Other	5	(1)	(26)
Net cash provided by (used in) continuing investing activities	(442)	394	910
Net cash used in discontinued investing activities	—	(3)	(15)
Net cash provided by (used in) investing activities	$(442)	$ 391	$ 895

We continue to fund capital expenditures to support new programs and to invest in machinery and our manufacturing facilities to further enhance productivity and manufacturing capabilities. Capital spending increased $57 million in fiscal 2010 to $385 million as compared to $328 million in fiscal 2009. Capital spending was $610 million in fiscal 2008. We expect fiscal 2011 capital spending levels to be approximately 4 to 5% of net sales.

During fiscal 2010, we acquired the remaining outstanding equity interests of PlanarMag for $23 million in cash and the forgiveness of an approximate $1 million loan payable. Also, we acquired certain assets of the Optical Products Group of Zarlink for $15 million in cash. In addition, we acquired Sensitive Object for a purchase price of $67 million, which includes $6 million of contingent consideration to be paid in fiscal 2011.

During fiscal 2010, we received net cash proceeds of $3 million and $12 million related to the sale of the mechatronics business and the Dulmison connectors and fittings product line, respectively.

In fiscal 2009, we received net cash proceeds of $664 million related to the sale of our Wireless Systems business. Also, in fiscal 2009, we received additional cash proceeds related to working capital of $29 million in connection with the sale of the Radio Frequency Components and Subsystems and Automotive Radar Sensors businesses which occurred in fiscal 2008 and $17 million primarily related to the divestiture of the Battery Systems business.

In fiscal 2008, we received net cash proceeds of $102 million, $427 million, and $42 million related to the sale of the Power Systems, Radio Frequency Components and Subsystem, and Automotive Radar Sensors businesses, respectively.

The finalization of a class action settlement in fiscal 2008 resulted in an increase to cash flows from investing activities of $936 million, but did not affect the cash balance on the Consolidated Balance Sheet.

Cash Flows from Financing Activities and Capitalization

The following table summarizes the sources and uses of our cash flows from financing activities for fiscal 2010, 2009, and 2008:

	Fiscal		
	2010	2009	2008
	(in millions)		
Net increase (decrease) in commercial paper	$ 100	$ (649)	$ 630
Proceeds from long-term debt	—	448	900
Repayment of long-term debt	(100)	(602)	(1,751)
Repurchase of common shares	(488)	(152)	(1,242)
Payment of common share dividends and cash distributions to shareholders	(289)	(294)	(271)
Other	(2)	(61)	47
Net cash used in continuing financing activities	(779)	(1,310)	(1,687)
Net cash provided by (used in) discontinued financing activities	—	56	(52)
Net cash used in financing activities	$(779)	$(1,254)	$(1,739)

Total debt at fiscal year end 2010 and 2009 was $2,413 million and $2,417 million, respectively. See Note 12 to the Consolidated Financial Statements for additional information regarding debt.

During June 2009, Tyco Electronics Group S.A. ("TEGSA"), our wholly-owned subsidiary, commenced a tender offer to purchase up to $150 million principal amount of its 6.00% senior notes due 2012, up to $100 million principal amount of its 6.55% senior notes due 2017, and up to $100 million principal amount of its 7.125% senior notes due 2037. On July 7, 2009, the tender offer expired and on July 9, 2009, TEGSA purchased and cancelled $86 million principal amount of its 6.00% senior notes due 2012, $42 million principal amount of its 6.55% senior notes due 2017, and $23 million principal amount of its 7.125% senior notes due 2037 for an aggregate payment of $141 million, plus paid accrued interest through July 7, 2009 of $3 million to the sellers of the notes. As a result of the transaction, in fiscal 2009, we recorded a pre-tax gain of $22 million, which is included in other income, including the write-off of unamortized discounts and fees of $1 million and the recognition of a gain of $12 million associated with terminated interest rate swaps previously designated as fair value hedges. Additionally, as a result of the re-purchase and cancellation, unamortized losses in accumulated other comprehensive income of $3 million related to terminated starting forward interest rate swaps designated as cash flow hedges were recognized as interest expense.

In April 2007, TEGSA entered into a five-year unsecured senior revolving credit facility ("Credit Facility"). In fiscal 2009, $75 million of the commitment was assigned by Lehman Brothers Bank, FSB to TEGSA, reducing the total effective commitment to $1,425 million. Borrowings under the Credit Facility bear interest, at TEGSA's option, at a base rate or the London interbank offered rate plus a margin dependent on TEGSA's credit ratings and the amount drawn under the facility. TEGSA is required to pay an annual facility fee ranging from 4.5 to 12.5 basis points depending on its credit ratings. As of fiscal year end 2010 and 2009, TEGSA had no borrowings under the Credit Facility.

Our Credit Facility contains a financial ratio covenant providing that if our ratio of Consolidated Total Debt (as defined in the Credit Facility) to Consolidated EBITDA (as defined in the Credit Facility) for the then most recently concluded period of four consecutive fiscal quarters exceeds 3.5 to 1.0, an Event of Default (as defined in the Credit Facility) is triggered under the Credit Facility. The

Credit Facility and our other debt agreements contain other customary covenants. None of our covenants are presently considered restrictive to our operations. As of September 24, 2010, we were in compliance with all of our debt covenants and believe that we will continue to be in compliance with our existing covenants for the foreseeable future.

Periodically, TEGSA issues commercial paper to U.S. institutional accredited investors and qualified institutional buyers in accordance with available exemptions from the registration requirements of the Securities Act of 1933 as part of our ongoing effort to maintain financial flexibility and to potentially decrease the cost of borrowings. Borrowings under the commercial paper program are backed by the Credit Facility. As of fiscal year end 2010, TEGSA had $100 million of commercial paper outstanding at an interest rate of 0.55%.

TEGSA's payment obligations under its senior notes, commercial paper, and Credit Facility are fully and unconditionally guaranteed by Tyco Electronics Ltd.

Payments of common share dividends and cash distributions to shareholders were $289 million, $294 million, and $271 million in fiscal 2010, 2009, and 2008, respectively. In October 2009, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.34 (equivalent to $0.32) per share, payable in two equal installments in each of the first and second quarters of fiscal 2010. We paid the first and second installments of the distribution at a rate of $0.16 per share each during the quarters ended December 25, 2009 and March 26, 2010. These capital reductions reduced the par value of our common shares from CHF 2.43 (equivalent to $2.24) to CHF 2.09 (equivalent to $1.92).

In March 2010, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.72 (equivalent to $0.64) per share, payable in four equal installments in each quarter beginning in the third quarter of fiscal 2010 through the second quarter of fiscal 2011. We paid the first and second installments of the distribution at a rate of $0.16 per share each during the quarters ended June 25, 2010 and September 24, 2010. These capital reductions reduced the par value of our common shares from CHF 2.09 (equivalent to $1.92) to CHF 1.73 (equivalent to $1.60). The remaining distributions will be paid in U.S. Dollars at a rate of $0.16 per share for each of the first and second quarters of fiscal 2011. Future distributions or dividends on our common shares, if any, must be approved by our shareholders. In exercising their discretion to recommend to the shareholders that such distributions or dividends be approved, our board of directors will consider our results of operations, cash requirements and surplus, financial condition, statutory requirements of applicable law, contractual restrictions, and other factors that they may deem relevant.

Our board of directors has approved a recommendation that our shareholders be asked to approve, at the 2011 annual general meeting of shareholders expected to be held in March 2011, a dividend to shareholders to be paid in four equal installments each at a rate of $0.18 per share in each quarter beginning in the third quarter of fiscal 2011 through the second quarter of fiscal 2012. Such proposed quarterly dividends will not be finalized unless and until approved by our shareholders.

During fiscal 2010, we purchased approximately 18 million of our common shares for $488 million. In fiscal 2009, we purchased approximately 6 million of our common shares for $125 million and also settled purchases of $27 million of our common shares which occurred prior to the end of fiscal 2008. In fiscal 2008, we purchased approximately 37 million of our common shares for $1,269 million, of which $1,242 million was paid as of September 26, 2008. Since inception of the share repurchase program, which had an authorization of $2.0 billion at September 24, 2010, we have purchased approximately 61 million shares for $1,882 million. On September 29, 2010, our board of directors authorized an increase in the share repurchase program from $2.0 billion to $2.75 billion.

Commitments and Contingencies

The following table provides a summary of our contractual obligations and commitments for debt, minimum lease payment obligations under non-cancelable leases, and other obligations at fiscal year end 2010.

	Total	Payments due by fiscal year 2011	2012	2013	2014	2015	There-after
	(in millions)						
Long-term debt, including current portion	$2,413	$106	$ 1	$791	$300	$ —	$1,215
Interest on long-term debt[1]	1,464	145	145	123	91	80	880
Operating leases	427	109	84	62	51	37	84
Purchase obligations[2]	101	100	1	—	—	—	—
Total contractual cash obligations[3][4][5]	$4,405	$460	$231	$976	$442	$117	$2,179

(1) Interest payments exclude the impact of our interest rate swaps.

(2) Purchase obligations consist of commitments for purchases of goods and services.

(3) The table above does not reflect unrecognized tax benefits of $1,689 million and related accrued interest and penalties of $1,252 million, the timing of which is uncertain. See Note 18 to the Consolidated Financial Statements for additional information regarding unrecognized tax benefits, interest, and penalties.

(4) The table above does not reflect pension and postretirement benefit obligations to certain employees and former employees. We are obligated to make contributions to our pension plans and postretirement benefit plans; however, we are unable to determine the amount of plan contributions due to the inherent uncertainties of obligations of this type, including timing, interest rate charges, investment performance, and amounts of benefit payments. We expect to contribute $70 million to pension and postretirement benefit plans in fiscal 2011, before consideration of voluntary contributions. These plans and our estimates of future contributions and benefit payments are more fully described in Note 17 to the Consolidated Financial Statements.

(5) Other long-term liabilities of $452 million, of which $205 million related to our ASC 460 liability, are excluded from the table above as we are unable to estimate the timing of payment for these items. See Note 13 to the Consolidated Financial Statements for more information regarding ASC 460.

Income Tax Matters

In connection with the separation, we entered into a Tax Sharing Agreement that generally governs Covidien's, Tyco Electronics', and Tyco International's respective rights, responsibilities, and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of Covidien or Tyco Electronics to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, upon separation, we entered into certain guarantee commitments and indemnifications with Tyco International and Covidien. Under these agreements, principally the Tax Sharing Agreement, Tyco International, Covidien, and Tyco Electronics share 27%, 42%, and 31%, respectively, of certain contingent liabilities relating to unresolved pre-separation tax matters of Tyco International. The effect of the Tax Sharing Agreement is to indemnify us for 69% of certain liabilities settled in cash by Tyco Electronics with respect to unresolved pre-separation tax matters. Pursuant to that indemnification, we have made similar indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies relating to unresolved pre-separation tax matters. If any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, we would be responsible for a portion of the defaulting party or parties' obligation. We are responsible for all of our own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Tyco International and Covidien are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

Prior to separation, certain of our subsidiaries filed combined tax returns with Tyco International. Those and other of our subsidiaries' income tax returns are periodically examined by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments. Tyco International, as the U.S. income tax audit controlling party under the Tax Sharing Agreement, is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest that management has assessed under the uncertain tax position provisions of ASC 740, which relate specifically to Tyco Electronics entities, have been recorded on the Consolidated Financial Statements. In addition, we may be required to fund portions of Covidien and Tyco International's tax obligations. Estimates about these guarantees have also been recognized on the Consolidated Financial Statements. See Note 13 to the Consolidated Financial Statements for additional information.

In prior years, in connection with the IRS audit of various fiscal years, Tyco International submitted to the IRS proposed adjustments to these prior period U.S. federal income tax returns resulting in a reduction in the taxable income previously filed. The IRS accepted substantially all of the proposed adjustments for fiscal 1997 through 2000 for which the IRS had completed its field work. On the basis of previously accepted amendments, we have determined that acceptance of adjustments presented for additional periods through fiscal 2006 is more likely than not to be accepted and, accordingly, have recorded them, as well as the impacts of the adjustments accepted by the IRS, on the Consolidated Financial Statements.

In fiscal 2009, certain proposed adjustments to U.S. federal income tax returns were completed by Tyco International and in connection with these adjustments, we recorded a $97 million increase in income tax liabilities, a $10 million increase in deferred tax assets, a $60 million increase in the receivable from Tyco International and Covidien in connection with the Tax Sharing Agreement, and a $27 million charge to contributed surplus. See Note 13 to the Consolidated Financial Statements for additional information regarding the indemnification liability to Tyco International and Covidien.

As our tax return positions continue to be updated for periods prior to separation, additional adjustments may be identified and recorded on the Consolidated Financial Statements. While the final adjustments cannot be determined until the income tax return amendment process is completed, we believe that any resulting adjustments will not have a material impact on our results of operations, financial position, or cash flows. Additionally, adjustments may be recorded to shareholders' equity in the future for the impact of filing final or amended income tax returns in certain jurisdictions where those returns include a combination of Tyco International, Covidien, and/or our subsidiaries for the periods prior to the separation.

During fiscal 2007, the IRS concluded its field examination of certain of Tyco International's U.S. federal income tax returns for the years 1997 through 2000 and issued Revenue Agent Reports which reflect the IRS' determination of proposed tax adjustments for the 1997 through 2000 period. Tyco International has appealed certain proposed adjustments totaling approximately $1 billion. Additionally, the IRS proposed civil fraud penalties against Tyco International arising from alleged actions of former executives in connection with certain intercompany transfers of stock in 1998 and 1999. Based upon statutory guidelines, Tyco International estimates the proposed penalties could range between $30 million and $50 million, and it is our understanding that Tyco International is vigorously opposing the assertion of any such penalties. The penalty is asserted against a prior subsidiary of Tyco International that was distributed to Tyco Electronics in connection with the separation. Any penalty ultimately imposed upon the Tyco Electronics subsidiary would be subject to sharing with Tyco International and Covidien under the Tax Sharing Agreement. It is our understanding that Tyco

International has made progress during fiscal 2010 towards resolving a substantial number of the proposed tax adjustments for the years 1997 through 2000; however, several significant matters remain in dispute. The primary issues in dispute involve the tax treatment of certain intercompany transactions. If Tyco International is not able to resolve these contested adjustments through the IRS appeals process, it may choose to litigate the disputed issues. In addition, Tyco International could settle with the IRS and pay any related deficiencies for the undisputed tax adjustments within the next twelve months.

The IRS continues to audit certain Tyco International income tax returns for the years 2001 through 2004 and is nearing completion of its fieldwork for this period. It is possible that the audit for the years 2001 through 2004 will conclude within the next twelve months. During the fourth quarter of fiscal 2009, Tyco International settled a matter with the IRS concerning certain tax deductions claimed on Tyco International's income tax returns for the years 2001 through 2004. As a result of this settlement, we recorded a $28 million income tax charge in the fourth quarter of fiscal 2009 to reflect the disallowance of a portion of these deductions.

We have reflected $244 million of liabilities related to the audits of Tyco International's income tax returns for 1997 through 2000 and 2001 through 2004 in accrued and other current liabilities as certain of these matters could be resolved within one year. It is anticipated that the IRS will commence its audit of certain Tyco International income tax returns for the years 2005 through 2007 in fiscal 2011.

We continue to believe that the amounts recorded on our Consolidated Financial Statements relating to the matters discussed above are appropriate. However, the ultimate resolution is uncertain and could result in a material impact to our results of operations, financial position, or cash flows.

Legal Matters

In the ordinary course of business, we are subject to various legal proceedings and claims, including patent infringement claims, antitrust claims, product liability matters, environmental matters, employment disputes, disputes on agreements, and other commercial disputes. Management believes that these legal proceedings and claims likely will be resolved over an extended period of time. Although it is not feasible to predict the outcome of these proceedings, based upon our experience, current information, and applicable law, we do not expect that these proceedings will have a material adverse effect on our results of operations, financial position, or cash flows. However, one or more of the proceedings could have a material adverse effect on our results of operations, financial position, or cash flows in a future period. See "Part I. Item 3. Legal Proceedings" of our Annual Report on Form 10-K for the fiscal year ended September 24, 2010 filed with the SEC and Note 14 to the Consolidated Financial Statements for further information regarding legal proceedings.

Matters Related to Our Former Wireless Systems Business

Certain liabilities and contingencies related to our former Wireless Systems business were retained by us when this business was sold in fiscal 2009. These include certain retained liabilities related to the State of New York contract and a contingent purchase price commitment related to the acquisition of Com-Net by the Wireless Systems business in 2001. See additional information below. Also, see Note 5 to the Consolidated Financial Statements for additional information regarding the divestiture of the Wireless Systems business.

State of New York Contract

On September 19, 2005, our former Wireless Systems business was awarded a twenty-year lease contract with the State of New York to construct, operate, and maintain a statewide wireless communications network for use by state and municipal first responders. On August 29, 2008, we were served by the State with a default notice related to the first regional network, pursuant to the contract. Under the terms of the contract, we had 45 days to rectify the purported deficiencies noted by the State. On October 16, 2008, we informed the State that all technical deficiencies had been remediated and the system was operating in accordance with the contract specifications and certified the system ready for testing. The State conducted further testing during November and December 2008. On January 15, 2009, the State notified us that, in the State's opinion, we had not fully remediated the issues cited by the State and it had determined that we were in default of the contract and that it had exercised its right to terminate the contract. The State contends that it has the right under the contract to recoup costs incurred by the State in conjunction with the implementation of the network, and as a result of this contention, on January 16, 2009, the State drew down $50 million against an irrevocable standby letter of credit funded by us. The State has the ability to draw up to an additional $50 million against the standby letter of credit, although we dispute that the State has any basis to do so.

On February 13, 2009, we filed a claim in the New York Court of Claims, seeking over $100 million in damages, and alleging a number of causes of action, including breach of contract, unjust enrichment, defamation, conversion, breach of the covenant of good faith and fair dealing, the imposition of a constructive trust, and seeking a declaration that the State terminated the contract "for convenience." In September 2009, the Court granted the State's motion to dismiss all counts of the complaint, with the exception of the breach of contract claims. In November 2009, the State filed an answer to the complaint and counterclaim asserting breach of contract and alleging that the State has incurred damages in excess of $275 million. We moved to dismiss the counterclaim in February 2010, and in June 2010 the Court denied our motion. We filed our answer to the State's counterclaim in July 2010. We believe that the counterclaim is without merit and intend to vigorously pursue our claims in this matter.

As a result of these actions, in the first quarter of fiscal 2009, we recorded pre-tax charges totaling $111 million associated with this contract. These charges are reflected in loss from discontinued operations on the Consolidated Statement of Operations as a result of our sale of the Wireless Systems business. See Note 5 to the Consolidated Financial Statements for further discussion of discontinued operations and the sale of the Wireless Systems business. The charges included an impairment charge of $61 million to write-off all costs incurred in constructing the network as well as a charge equal to the amount drawn by the State against the standby letter of credit of $50 million. The assets related to the impairment charge were previously reflected primarily as inventories on the Consolidated Balance Sheet.

Com-Net

At September 24, 2010, we had a contingent purchase price commitment of $80 million related to our fiscal 2001 acquisition of Com-Net. This represents the maximum amount payable to the former shareholders of Com-Net only after the construction and installation of a communications system for the State of Florida is finished and the State of Florida has approved the system based on the guidelines set forth in the contract. Under the terms of the purchase and sale agreement, we do not believe we have any obligation to the sellers. However, the sellers have contested our position and initiated a lawsuit in June 2006 in the Court of Common Pleas in Allegheny County, Pennsylvania, which is in the motion pleading and discovery phase. A liability for this contingency has not been recorded on the Consolidated Financial Statements as we do not believe that any payment is probable or estimable at this time.

Off-Balance Sheet Arrangements

Certain of our segments have guaranteed the performance of third parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from fiscal 2011 through the completion of such transactions. The guarantees would be triggered in the event of nonperformance, and the potential exposure for nonperformance under the guarantees would not have a material effect on our results of operations, financial position, or cash flows.

In disposing of assets or businesses, we often provide representations, warranties, and/or indemnities to cover various risks including unknown damage to the assets, environmental risks involved in the sale of real estate, liability for investigation and remediation of environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our results of operations, financial position, or cash flows.

As of September 24, 2010, we had outstanding letters of credit and letters of guarantee in the amount of $390 million, of which $50 million was related to our contract with the State of New York.

We have recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 14 to the Consolidated Financial Statements for a discussion of these liabilities.

In the normal course of business, we are liable for contract completion and product performance. In the opinion of management, except for the charges related to the contract with the State of New York discussed below, such obligations will not significantly affect our results of operations, financial position, or cash flows.

In January 2009, the State of New York drew down $50 million against an irrevocable standby letter of credit funded by us. As a result, we recorded a pre-tax charge equal to the draw. Although we dispute that the State has any basis to do so, the State has the ability to draw up to an additional $50 million against the standby letter of credit which could result in additional charges and could have a significant adverse effect on our results of operations, financial position, and cash flows.

Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, upon separation, we entered into certain guarantee commitments and indemnifications with Tyco International and Covidien. Under these agreements, principally the Tax Sharing Agreement, Tyco International, Covidien, and Tyco Electronics share 27%, 42%, and 31%, respectively, of certain contingent liabilities relating to unresolved pre-separation tax matters of Tyco International. The effect of the Tax Sharing Agreement is to indemnify us for 69% of certain liabilities settled in cash by us with respect to unresolved pre-separation tax matters. Pursuant to that indemnification, we have made similar indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies relating to unresolved pre-separation tax matters. If any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, we would be responsible for a portion of the defaulting party or parties' obligation. These arrangements have been valued upon our separation from Tyco International in accordance with ASC 460 and, accordingly, liabilities amounting to $339 million were recorded on the Consolidated Balance Sheet at September 24, 2010. See Notes 13 and 14 to the Consolidated Financial Statements for additional information.

We generally record estimated product warranty costs at the time of sale. See Note 13 to the Consolidated Financial Statements for further information regarding estimated product warranty.

Critical Accounting Policies and Estimates

The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Our significant accounting policies are summarized in Note 3 to the Consolidated Financial Statements. The following noted accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period.

Revenue Recognition

Our revenue recognition policies are in accordance with ASC 605, *Revenue Recognition*, and SEC Staff Accounting Bulletin Nos. 101 and 104.

Our revenues are generated principally from the sale of our products. Revenue from the sale of products is recognized at the time title and the risks and rewards of ownership pass to the customer. This generally occurs when the products reach the free-on-board shipping point, the sales price is fixed and determinable, and collection is reasonably assured. For those items where title has not yet transferred, we have deferred the recognition of revenue. A reserve for estimated returns is established at the time of sale based on historical return experience and is recorded as a reduction of sales. Other allowances include customer quantity and price discrepancies. A reserve for other allowances is generally established at the time of sale based on historical experience and is recorded as a reduction of sales.

Contract revenues for construction related projects are recorded primarily on the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related cost to complete. Percentage-of-completion is measured based on the ratio of actual costs incurred to total estimated costs. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the current period. Provisions for anticipated losses are made in the period in which they first become determinable. Contract revenues for construction related projects are generated primarily within our Subsea Communications segment.

Inventories

Inventories are recorded at the lower of cost or market value, except for inventoried costs which are costs incurred in the performance of long-term contracts primarily by our Subsea Communications segment. Provisions for slow moving and obsolete inventory are made based upon product demand and historical experience. Should future product demand change, existing inventory could become slow moving or obsolete and provisions would be increased accordingly.

Goodwill and Other Intangible Assets

Intangible assets acquired include both those that have a determinable life and residual goodwill. Intangible assets with a determinable life include primarily intellectual property consisting of patents, trademarks, and unpatented technology with estimates of recoverability ranging from 1 to 50 years that are amortized generally on a straight-line basis. An evaluation of the remaining useful life of intangible assets with a determinable life is performed on a periodic basis and when events and circumstances warrant an evaluation. We assess intangible assets with a determinable life for impairment consistent with our policy for assessing other long-lived assets. Goodwill is assessed for impairment separately from other intangible assets with a determinable life by comparing the carrying value of each reporting unit to its fair value on the first day of the fourth fiscal quarter of each year or whenever we believe a triggering event requiring a more frequent assessment has occurred. In assessing the existence of a triggering event, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, transactions, and market place data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment.

When testing for goodwill impairment, we follow the guidance prescribed in ASC 350, *Intangibles—Goodwill and Other*. First, we perform a step I goodwill impairment test to identify a potential impairment. In doing so, we compare the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill may be impaired and a step II goodwill impairment test is performed to measure the amount of any impairment loss. In the step II goodwill impairment test, we compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. We allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Estimates about fair value used in the step I goodwill impairment tests have been calculated using an income approach based on the present value of future cash flows of each reporting unit. The income approach has been generally supported by additional market transaction and guideline analyses. These approaches incorporate a number of assumptions including future growth rates, discount rates, and income tax rates in assessing fair value. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods.

We completed our annual goodwill impairment test in the fourth quarter of fiscal 2010 and determined that no impairment existed and that the fair value of all reporting units to which goodwill is allocated is well in excess of the respective carrying value.

Income Taxes

In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years, and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future state, federal, and international pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded significant valuation allowances that we intend to maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future will be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income including any future restructuring activities may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on our future earnings. Prior to September 26, 2009, if a change in a valuation allowance occurred, which was established in connection with an acquisition, the adjustment of such allowance may have affected goodwill rather than the income tax provision. Subsequent to the adoption of the business combination provisions of ASC 805, *Business Combinations*, on September 26, 2009, any changes in a valuation allowance that was established in connection with an acquisition, regardless of when the acquisition occurred, will be reflected in the income tax provision.

Changes in tax laws and rates also could affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on our results of operations, financial position, or cash flows.

In addition, the calculation of our tax liabilities includes estimates for uncertainties in the application of complex tax regulations across multiple global jurisdictions where we conduct our operations. Under the uncertain tax position provisions of ASC 740, *Income Taxes*, we recognize liabilities for tax as well as related interest for issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and related interest will be due. These tax liabilities and related interest are reflected net of the impact of related tax loss carryforwards as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon the eventual settlement with the tax authorities. These estimates may change due to changing facts and circumstances; however, due to the complexity of these uncertainties, the ultimate resolution may result in a settlement that differs from our current estimate of the tax liabilities and related interest. Further, management has reviewed with tax counsel the issues raised by certain taxing authorities and the adequacy of these recorded amounts. If our current estimate of tax and interest liabilities is less than the ultimate settlement, an additional charge to income tax expense may result. If our current estimate of tax and interest liabilities is more than the ultimate settlement, income tax benefits may be recognized. These tax liabilities and related interest are recorded in income taxes and accrued and other current liabilities on the Consolidated Balance Sheet.

Pension and Postretirement Benefits

Our pension expense and obligations are developed from actuarial assumptions. The funded status of our defined benefit pension and postretirement benefit plans is recognized in the Consolidated Balance Sheets. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation, which represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. For the postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation, which represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to irrevocable trust funds, held for the sole benefit of participants, which are invested by the trust funds. Our contribution amounts are actuarially determined.

Net periodic pension benefit cost is based on the utilization of the projected unit credit method of calculation and is charged to the Consolidated Statements of Operations on a systematic basis over the expected average remaining service lives of current participants.

Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality, and employee turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations to be paid under our pension plans. A decrease in the discount rate increases the present value of pension benefit obligations. A 25 basis point decrease in the discount rate would increase our present value of pension obligations by $127 million, while a 25 basis point increase in the discount rate would decrease our present value of pension obligations by $122 million. We consider the current and expected asset allocations of our pension plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term rate of return on plan assets. A 50 basis point decrease in the expected long-term return on plan assets would increase our pension expense by $9 million, while a 50 basis point increase in the expected long-term return on plan assets would decrease our pension expense by $9 million.

During fiscal 2008, our investment committee made the decision to change the target asset allocation of the U.S. plans' master trust from 60% equity and 40% fixed income to 30% equity and 70% fixed income in an effort to better align asset risk with the anticipated payment of benefit obligations. The target asset allocation transition began in fiscal 2008. As of September 24, 2010, our actual asset allocation is approximately 45% equity and 55% fixed income. Asset reallocation will continue over a multi-year period based on the funded status of the U.S. plans' master trust and market conditions.

Share-Based Compensation

Under ASC 718, *Compensation—Stock Compensation*, we determine the fair value of share awards on the date of grant using the Black-Scholes-Merton valuation model. The Black-Scholes-Merton model requires certain assumptions that involve judgment. Such assumptions are the expected share price volatility, expected annual dividend yield, expected life of options, and risk-free interest rate. (See Note 23 to the Consolidated Financial Statements for additional information related to share-based compensation.) An increase in the volatility of our stock will increase the amount of compensation expense on new awards. An increase in the holding period of options will also cause an increase in compensation expense. Dividend yields and risk-free interest rates are less difficult to estimate, but an increase in the dividend yield will cause a decrease in expense and an increase in the risk-free interest rate will increase compensation expense.

Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In December 2008, the Financial Accounting Standards Board ("FASB") issued updates to the guidance in ASC 715, *Compensation—Retirement Benefits*, that enhance disclosures regarding assets in defined benefit pension or other postretirement plans. The updates to ASC 715 are effective for us in the fourth quarter of fiscal 2010. See Note 17 to the Consolidated Financial Statements for additional information related to fair value measurement of assets in defined benefit pension or other postretirement plans.

In April 2009 and December 2007, the FASB issued guidance in ASC 805, *Business Combinations*, addressing the recognition and accounting for identifiable assets acquired, liabilities assumed, and noncontrolling interests in business combinations. We adopted the business combination provisions on September 26, 2009. Adoption did not have a material impact on our results of operations, financial position, or cash flows.

In December 2007, the FASB issued updates to guidance in ASC 810, *Consolidation*, that address the accounting and reporting framework for noncontrolling interests by a parent company. We adopted the updates on September 26, 2009. As a result of adopting the presentation requirements related to noncontrolling interests, we retrospectively adjusted our Consolidated Financial Statements. Adoption of the accounting requirements for noncontrolling interests did not have a material impact on our results of operations, financial position, or cash flows.

In September 2006, the FASB issued guidance in ASC 820, *Fair Value Measurements and Disclosures*, and ASC 825, *Financial Instruments*, that defines fair value, establishes a framework for measuring fair value, expands disclosure about fair value measurements, and introduces the fair value option for certain financial assets and liabilities. We adopted the fair value provisions of ASC 820 in the first quarter of fiscal 2009. We have not elected the fair value option of ASC 825 for any eligible assets or liabilities. Prior to adoption, the fair value measurement and disclosure requirements for non-financial assets and liabilities were deferred by one year. We adopted the fair value provisions of ASC 820 for non-financial assets and liabilities on September 26, 2009. See Note 16 to the Consolidated Financial Statements for additional information related to fair value measurements.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued updates to guidance in ASC 810 that address accounting for variable interest entities. These updates to ASC 810 are effective for us in the first quarter of fiscal 2011. Adoption is not expected to have a material impact on our results of operations, financial position, or cash flows.

Forward-Looking Information

Certain statements in this report are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include, among others, the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, acquisitions, the effects of competition, and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "should," or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we file this report except as required by law.

The following and other risks, which are described in greater detail in "Part I. Item 1A. Risk Factors," of our Annual Report on Form 10-K for the fiscal year ended September 24, 2010 filed with the SEC as well as other risks described in this Annual Report, could also cause our results to differ materially from those expressed in forward-looking statements:

- Conditions in the global or regional economies and global capital markets, and cyclical industry conditions;
- Conditions affecting demand for products in the industries we serve, particularly the automotive industry and the telecommunications, computer, and consumer electronics industries;
- Competition and pricing pressure;
- Market acceptance of new product introductions and product innovations and product life cycles;
- Raw material availability, quality, and cost;
- Fluctuations in foreign currency exchange rates;
- Financial condition and consolidation of customers and vendors;
- Reliance on third-party suppliers;

- Our ability to attract and retain highly qualified personnel;
- Risks associated with future acquisitions and divestitures, including risks associated with our proposed acquisition of ADC;
- Global risks of political, economic, and military instability;
- Risks related to compliance with current and future environmental and other laws and regulations;
- Our ability to protect our intellectual property rights;
- Risks of litigation;
- Our ability to operate within the limitations imposed by our debt instruments;
- Risks relating to our separation on June 29, 2007 from Tyco International Ltd.;
- The possible effects on us of various U.S. and non-U.S. legislative proposals and other initiatives that, if adopted, could materially increase our worldwide corporate effective tax rate and negatively impact our U.S. government contracts business;
- Various risks associated with being a Swiss corporation;
- The impact of fluctuations in the market price of our shares; and
- The impact of certain provisions of our articles of association on unsolicited takeover proposals.

There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, our financial position is routinely subject to a variety of risks, including market risks associated with interest rate and currency movements on outstanding debt and non-U.S. Dollar denominated assets and liabilities and commodity price movements. We utilize established risk management policies and procedures in executing derivative financial instrument transactions to manage a portion of these risks.

We do not execute transactions or hold derivative financial instruments for trading or speculative purposes. Substantially all counterparties to derivative financial instruments are limited to major financial institutions with at least an A/A2 long-term debt rating. There is no significant concentration of exposures with any one counterparty.

Foreign Currency Exposures

As part of managing the exposure to changes in foreign currency exchange rates, we use foreign currency forward and swap contracts. The objective is to minimize impacts to cash flows and profitability due to changes in foreign currency exchange rates on intercompany transactions, accounts receivable, accounts payable, and other cash transactions. A 10% appreciation of the U.S. Dollar from the September 24, 2010 market rates would decrease the unrealized value of our forward contracts by $12 million, while a 10% depreciation of the U.S. Dollar would increase the unrealized value of our forward contracts by $15 million. A 10% appreciation of the U.S. Dollar from the September 25, 2009 market rates would have decreased the unrealized value of our forward contracts by $2 million, while a 10% depreciation of the U.S. Dollar would have increased the unrealized value of our forward contracts by $2 million. Such gains or losses on these contracts would be generally offset by the gains or losses on the revaluation or settlement of the underlying transactions.

Interest Rate and Investment Exposures

We issue debt, from time to time, in capital and money markets to fund our operations and capital needs. Such borrowings can result in interest rate exposure. To manage the interest rate exposure and to minimize overall interest cost, we use interest rate swaps to convert a portion of fixed-rate debt into variable rate debt (via fair value hedge designation) and/or convert a portion of variable rate debt into fixed-rate debt (via cash flow hedge designation). We use forward starting interest rate swaps and swaptions to manage interest rate exposure in periods prior to the anticipated issuance of fixed-rate debt (via cash flow hedge designation). We also utilize interest rate swap and swaption contracts, a portion of which are designated as cash flow hedges, to manage interest rate exposure on cash and cash equivalents, and we utilize a swap to manage exposure related to certain of our non-qualified deferred compensation liabilities.

During fiscal 2010, we purchased options to enter into interest rate swaps ("swaptions") and entered into forward starting interest rate swaps to manage interest rate exposure prior to the probable issuance of fixed-rate debt when our 6.00% senior notes mature in fiscal 2012. The swaptions and forward starting interest rate swaps are based on a total notional amount of $400 million. Also during fiscal 2010, we entered into an interest rate swap designated as a fair value hedge on $50 million principal amount of the 6.00% senior notes. Based on our floating rate debt balance of $150 million at September 24, 2010, an increase in the levels of the U.S. Dollar interest rates by 0.5%, with all other variables held constant, would result in an increase of annual interest expense of approximately $1 million. At September 25, 2009, we had no floating rate debt outstanding.

Commodity Exposures

Our worldwide operations and product lines may expose us to risks from fluctuations in commodity prices. To limit the effects of fluctuations in the future market price paid and related volatility in cash flows, we utilize commodity swap contracts, all of which are designated as cash flow hedges. We continually evaluate the commodity market with respect to our forecasted usage requirements over the next twelve to twenty-four months and periodically enter into commodity swap contracts in order to hedge a portion of usage requirements over that period. At September 24, 2010, our commodity hedges, which related to expected purchases of gold and silver, were in a gain position of $12 million and had a notional value of $108 million. At September 25, 2009, our commodity hedges, which related to expected purchases of gold, were in a gain position of $1 million and had a notional value of $29 million. A 10% appreciation or depreciation of the price of a troy ounce of gold and a troy ounce of silver from the September 24, 2010 prices would change the unrealized value of our forward contracts by $12 million. A 10% appreciation or depreciation of the price of a troy ounce of gold from the September 25, 2009 prices would have changed the unrealized value of our forward contracts by $3 million.

See Note 15 to the Consolidated Financial Statements for additional information on financial instruments.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of September 24, 2010. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of September 24, 2010.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded our internal control over financial reporting was effective as of September 24, 2010.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of September 24, 2010, which is included in this Annual Report.

Changes in Internal Control Over Financial Reporting

During the quarter ended September 24, 2010, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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TYCO ELECTRONICS LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tyco Electronics Ltd.:

We have audited the accompanying consolidated balance sheets of Tyco Electronics Ltd. and subsidiaries (the "Company") as of September 24, 2010 and September 25, 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 24, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 24, 2010 and September 25, 2009, and the results of its operations and its cash flows for each of the three years in the period ended September 24, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 24, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 10, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
November 10, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tyco Electronics Ltd.:

We have audited the internal control over financial reporting of Tyco Electronics Ltd. and subsidiaries (the "Company") as of September 24, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 24, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule of the Company as of and for the year ended September 24, 2010, and our report dated November 10, 2010 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
November 10, 2010

TYCO ELECTRONICS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
Fiscal Years Ended September 24, 2010, September 25, 2009, and September 26, 2008

	Fiscal		
	2010	2009	2008
	(in millions, except per share data)		
Net sales	$12,070	$10,256	$14,373
Cost of sales	8,293	7,720	10,200
Gross margin	3,777	2,536	4,173
Selling, general, and administrative expenses	1,538	1,408	1,573
Research, development, and engineering expenses	585	536	593
Acquisition and integration costs	8	—	—
Restructuring and other charges, net	137	375	219
Pre-separation litigation charges (income), net	(7)	144	22
Impairment of goodwill	—	3,547	103
Operating income (loss)	1,516	(3,474)	1,663
Interest income	20	17	32
Interest expense	(155)	(165)	(190)
Other income (expense), net	177	(48)	486
Income (loss) from continuing operations before income taxes	1,558	(3,670)	1,991
Income tax (expense) benefit	(493)	567	(554)
Income (loss) from continuing operations	1,065	(3,103)	1,437
Income (loss) from discontinued operations, net of income taxes	44	(156)	255
Net income (loss)	1,109	(3,259)	1,692
Less: net income attributable to noncontrolling interests	(6)	(6)	(5)
Net income (loss) attributable to Tyco Electronics Ltd.	$ 1,103	$(3,265)	$ 1,687
Amounts attributable to Tyco Electronics Ltd.:			
Income (loss) from continuing operations	$ 1,059	$(3,109)	$ 1,432
Income (loss) from discontinued operations	44	(156)	255
Net income (loss)	$ 1,103	$(3,265)	$ 1,687
Basic earnings (loss) per share attributable to Tyco Electronics Ltd.:			
Income (loss) from continuing operations	$ 2.34	$ (6.77)	$ 2.96
Income (loss) from discontinued operations	0.09	(0.34)	0.53
Net income (loss)	$ 2.43	$ (7.11)	$ 3.49
Diluted earnings (loss) per share attributable to Tyco Electronics Ltd.:			
Income (loss) from continuing operations	$ 2.32	$ (6.77)	$ 2.95
Income (loss) from discontinued operations	0.09	(0.34)	0.52
Net income (loss)	$ 2.41	$ (7.11)	$ 3.47
Weighted-average number of shares outstanding:			
Basic	453	459	483
Diluted	457	459	486

See Notes to Consolidated Financial Statements.

TYCO ELECTRONICS LTD.
CONSOLIDATED BALANCE SHEETS
As of September 24, 2010 and September 25, 2009

	Fiscal 2010	Fiscal 2009
	(in millions, except share data)	
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,990	$ 1,521
Accounts receivable, net of allowance for doubtful accounts of $44 and $48, respectively	2,259	1,975
Inventories	1,583	1,435
Prepaid expenses and other current assets	651	487
Deferred income taxes	248	161
Total current assets	6,731	5,579
Property, plant, and equipment, net	2,867	3,111
Goodwill	3,211	3,160
Intangible assets, net	392	407
Deferred income taxes	2,447	2,397
Receivable from Tyco International Ltd. and Covidien plc	1,127	1,130
Other assets	217	234
Total Assets	$16,992	$16,018
Liabilities and Shareholders' Equity		
Current Liabilities:		
Current maturities of long-term debt	$ 106	$ 101
Accounts payable	1,386	1,068
Accrued and other current liabilities	1,804	1,243
Deferred revenue	164	203
Total current liabilities	3,460	2,615
Long-term debt	2,307	2,316
Long-term pension and postretirement liabilities	1,280	1,129
Deferred income taxes	285	188
Income taxes	2,152	2,130
Other liabilities	452	634
Total Liabilities	9,936	9,012
Commitments and contingencies (Note 14)		
Shareholders' Equity:		
Common shares, 468,215,574 shares authorized and issued, CHF 1.73 par value, at September 24, 2010; 468,215,574 shares authorized and issued, CHF 2.43 par value, at September 25, 2009	599	1,049
Contributed surplus	8,085	8,105
Accumulated deficit	(1,161)	(2,264)
Treasury shares, at cost, 24,845,929 and 9,425,172 shares, respectively	(721)	(349)
Accumulated other comprehensive income	246	455
Total Tyco Electronics Ltd. shareholders' equity	7,048	6,996
Noncontrolling interests	8	10
Total Shareholders' Equity	7,056	7,006
Total Liabilities and Shareholders' Equity	$16,992	$16,018

See Notes to Consolidated Financial Statements.

TYCO ELECTRONICS LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Fiscal Years Ended September 24, 2010, September 25, 2009, and September 26, 2008

	Common Shares		Treasury Shares		Share Premium	Contributed Surplus	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	Tyco Electronics Ltd. Shareholders' Equity	Non-controlling Interests	Total Shareholders' Equity
	Shares	Amount	Shares	Amount							
	(in millions)										
Balance at September 28, 2007	497	$ 99	—	$ (2)	$ 13	$ 9,999	$ 182	$1,052	$11,343	$ 15	$11,358
Adoption of uncertain tax position provisions of ASC 740, *Income Taxes*	—	—	—	—	—	—	(431)	—	(431)	—	(431)
Comprehensive income:											
Net income	—	—	—	—	—	—	1,687	—	1,687	5	1,692
Currency translation	—	—	—	—	—	—	—	(22)	(22)	—	(22)
Adjustments to unrecognized pension and postretirement benefit costs, net of income taxes	—	—	—	—	—	—	—	(107)	(107)	—	(107)
Gain on cash flow hedges	—	—	—	—	—	—	—	7	7	—	7
Unrealized loss on securities, net of income taxes	—	—	—	—	—	—	—	(1)	(1)	—	(1)
Total comprehensive income									1,564		1,569
Compensation expense	—	—	—	—	—	61	—	—	61	—	61
Dividends declared	—	—	—	—	—	—	(276)	—	(276)	—	(276)
Exercise of share options	3	1	—	7	48	—	(2)	—	54	—	54
Adjustment for pre-separation tax matters	—	—	—	—	—	16	—	—	16	—	16
Repurchase of common shares	—	—	(37)	(1,269)	—	—	—	—	(1,269)	—	(1,269)
Dividends to noncontrolling interests	—	—	—	—	—	—	—	—	—	(10)	(10)
Balance at September 26, 2008	500	100	(37)	(1,264)	61	10,076	1,160	929	11,062	10	11,072
Adoption of provisions of ASC 715-60, *Defined Benefit Plans—Other Postretirement*, related to the accounting for collateral assignment split-dollar life insurance arrangements	—	—	—	—	—	—	(5)	—	(5)	—	(5)
Comprehensive loss:											
Net loss	—	—	—	—	—	—	(3,265)	—	(3,265)	6	(3,259)
Currency translation	—	—	—	—	—	—	—	(206)	(206)	—	(206)
Adjustments to unrecognized pension and postretirement benefit costs, including a gain of $2 million related to adoption of measurement date provisions of ASC 715, *Compensation—Retirement Benefits*, net of income taxes	—	—	—	—	—	—	—	(279)	(279)	—	(279)
Gain on cash flow hedges	—	—	—	—	—	—	—	11	11	—	11
Total comprehensive loss									(3,739)		(3,733)
Change of Domicile:											
Reverse share split and issuance of fully paid up shares	—	1,101	—	—	—	(1,101)	—	—	—	—	—
Cancellations of common shares held in treasury	(32)	(77)	32	1,018	—	(941)	—	—	—	—	—
Reallocation of share premium to contributed surplus	—	—	—	—	(61)	61	—	—	—	—	—
Adoption of measurement date provisions of ASC 715, *Compensation—Retirement Benefits*, net of tax	—	—	—	—	—	—	(7)	—	(7)	—	(7)
Compensation expense	—	—	—	—	—	52	—	—	52	—	52
Dividends declared and distributions approved	—	(75)	—	2	—	—	(147)	—	(220)	—	(220)
Exercise of share options	—	—	—	1	—	—	—	—	1	—	1
Restricted share award vestings and other activity	—	—	2	19	—	(20)	—	—	(1)	—	(1)
Adjustment for pre-separation tax matters	—	—	—	—	—	(22)	—	—	(22)	—	(22)
Repurchase of common shares	—	—	(6)	(125)	—	—	—	—	(125)	—	(125)
Dividends to noncontrolling interests	—	—	—	—	—	—	—	—	—	(6)	(6)
Balance at September 25, 2009	468	$1,049	(9)	$ (349)	$ —	$ 8,105	$(2,264)	$ 455	$ 6,996	$ 10	$ 7,006

TYCO ELECTRONICS LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)

Fiscal Years Ended September 24, 2010, September 25, 2009, and September 26, 2008

	Common Shares		Treasury Shares		Share Premium	Contributed Surplus	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	Tyco Electronics Ltd. Share-holders' Equity	Non-controlling Interests	Total Share-holders' Equity
	Shares	Amount	Shares	Amount							
	(in millions)										
Balance at September 25, 2009	468	$1,049	(9)	$ (349)	$ —	$ 8,105	$(2,264)	$ 455	$ 6,996	$ 10	$ 7,006
Comprehensive income:											
Net income	—	—	—	—	—	—	1,103	—	1,103	6	1,109
Currency translation	—	—	—	—	—	—	—	(84)	(84)	—	(84)
Adjustments to unrecognized pension and postretirement benefit costs, net of income taxes	—	—	—	—	—	—	—	(130)	(130)	—	(130)
Gain on cash flow hedges	—	—	—	—	—	—	—	5	5	—	5
Total comprehensive income									894		900
Compensation expense	—	—	—	—	—	63	—	—	63	—	63
Distributions approved	—	(450)	—	19	—	—	—	—	(431)	—	(431)
Exercise of share options	—	—	1	12	—	—	—	—	12	—	12
Restricted share award vestings and other activity	—	—	1	85	—	(83)	—	—	2	—	2
Repurchase of common shares	—	—	(18)	(488)	—	—	—	—	(488)	—	(488)
Dividends to noncontrolling interests	—	—	—	—	—	—	—	—	—	(8)	(8)
Balance at September 24, 2010	468	$ 599	(25)	$ (721)	$ —	$ 8,085	$(1,161)	$ 246	$ 7,048	$ 8	$ 7,056

See Notes to Consolidated Financial Statements.

TYCO ELECTRONICS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Years Ended September 24, 2010, September 25, 2009, and September 26, 2008

	Fiscal		
	2010	2009	2008
		(in millions)	
Cash Flows From Operating Activities:			
Net income (loss)	$1,109	$(3,259)	$ 1,692
(Income) loss from discontinued operations, net of income taxes	(44)	156	(255)
Income (loss) from continuing operations	1,065	(3,103)	1,437
Adjustments to reconcile net cash provided by operating activities:			
Impairment of goodwill	—	3,547	103
Class action settlement	—	—	(936)
Loss on divestitures	43	7	—
Non-cash restructuring and other charges, net	17	49	81
Depreciation and amortization	520	515	539
Deferred income taxes	35	(574)	178
Provision for losses on accounts receivable and inventories	(4)	74	42
Tax sharing (income) expense	(163)	68	(486)
Share-based compensation	63	50	55
Other	12	(10)	(18)
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts receivable, net	(323)	651	(107)
Inventories	(213)	638	(221)
Inventoried costs on long-term contracts	36	(4)	(46)
Prepaid expenses and other current assets	(25)	184	56
Accounts payable	317	(420)	41
Accrued and other current liabilities	77	(124)	120
Income taxes	302	(115)	18
Deferred revenue	(38)	(7)	120
Other	(42)	(48)	(54)
Net cash provided by continuing operating activities	1,679	1,378	922
Net cash provided by (used in) discontinued operating activities	—	(49)	67
Net cash provided by operating activities	1,679	1,329	989
Cash Flows From Investing Activities:			
Capital expenditures	(385)	(328)	(610)
Proceeds from sale of property, plant, and equipment	16	13	42
Acquisition of businesses, net of cash acquired	(93)	—	(3)
Proceeds from divestiture of discontinued operations, net of cash retained by operations sold	—	693	571
Proceeds from divestiture of businesses, net of cash retained by businesses sold	15	17	—
Class action settlement escrow	—	—	936
Other	5	(1)	(26)
Net cash provided by (used in) continuing investing activities	(442)	394	910
Net cash used in discontinued investing activities	—	(3)	(15)
Net cash provided by (used in) investing activities	(442)	391	895
Cash Flows From Financing Activities:			
Net increase (decrease) in commercial paper	100	(649)	630
Proceeds from long-term debt	—	448	900
Repayment of long-term debt	(100)	(602)	(1,751)
Repurchase of common shares	(488)	(152)	(1,242)
Payment of common share dividends and cash distributions to shareholders	(289)	(294)	(271)
Proceeds from exercise of share options	12	1	54
Transfers (to) from discontinued operations	—	(56)	5
Other	(14)	(6)	(12)
Net cash used in continuing financing activities	(779)	(1,310)	(1,687)
Net cash provided by (used in) discontinued financing activities	—	56	(52)
Net cash used in financing activities	(779)	(1,254)	(1,739)
Effect of currency translation on cash	11	(31)	1
Net increase in cash and cash equivalents	469	435	146
Less: net increase in cash and cash equivalents related to discontinued operations	—	(4)	—
Cash and cash equivalents at beginning of fiscal year	1,521	1,090	944
Cash and cash equivalents at end of fiscal year	$1,990	$ 1,521	$ 1,090
Supplementary Cash Flow Information:			
Interest paid	$ 149	$ 163	$ 100
Income taxes paid, net of refunds	156	121	359

See Notes to Consolidated Financial Statements.

1. Basis of Presentation

Tyco Electronics Ltd. ("Tyco Electronics" or the "Company") is a leading global provider of engineered electronic components, network solutions, specialty products, and subsea communication systems.

The Separation

Tyco Electronics Ltd. was incorporated in Bermuda in fiscal 2000 as a wholly-owned subsidiary of then Bermuda-based Tyco International Ltd. ("Tyco International"). For the period following its incorporation, Tyco Electronics Ltd. did not engage in any significant business activities and held minimal assets. Effective June 29, 2007, the Company became the parent company of the former electronics businesses of Tyco International. On June 29, 2007, Tyco International distributed all of its shares of Tyco Electronics, as well as its shares of its former healthcare businesses ("Covidien"), to its common shareholders (the "separation").

Change of Domicile

Effective June 25, 2009, the Company discontinued its existence as a Bermuda company as provided in Section 132G of The Companies Act of 1981 of Bermuda, as amended (the "Bermuda Companies Act"), and, in accordance with article 161 of the Swiss Federal Code on International Private Law, continued its existence as a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations (the "Change of Domicile"). The rights of holders of the Company's shares are governed by Swiss law, the Company's Swiss articles of association, and the Company's Swiss organizational regulations.

Basis of Presentation

The Consolidated Financial Statements reflect the consolidated operations of Tyco Electronics Ltd. and its subsidiaries and have been prepared in United States Dollars in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Significant estimates in these Consolidated Financial Statements include restructuring and other charges, acquisition assets and liabilities, allowances for doubtful accounts receivable, estimates of future cash flows and discount rates associated with asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, estimated contract revenue and related costs, legal contingencies, tax reserves and deferred tax asset valuation allowances, and the determination of discount and other rate assumptions for pension and postretirement employee benefit expenses. Actual results could differ materially from these estimates.

Principles of Consolidation

The Company consolidates entities in which it owns or controls more than fifty percent of the voting shares or otherwise has the ability to control through similar rights. In addition, the Company consolidates variable interest entities in which the Company bears a majority of the risk to the entities'

1. Basis of Presentation (Continued)

expected losses or stands to gain from a majority of the entities' expected returns. All intercompany transactions have been eliminated. The results of companies acquired or disposed of are included on the Consolidated Financial Statements from the effective date of acquisition or up to the date of disposal.

Description of the Business

The Company consists of four reportable segments:

- *Electronic Components.* The Electronic Components segment is one of the world's largest suppliers of passive electronic components, which includes connectors and interconnect systems, relays, switches, sensors, and wire and cable. The products sold by the Electronic Components segment are sold primarily to original equipment manufacturers and their contract manufacturers in the automotive, data communications, industrial, appliance, computer, and consumer devices markets.
- *Network Solutions.* The Network Solutions segment is one of the world's largest suppliers of infrastructure components and systems for the telecommunications and energy markets. These components include connectors, above- and below-ground enclosures, heat shrink tubing, cable accessories, surge arrestors, fiber optic cabling, copper cabling, and racks for copper and fiber networks. This segment also provides electronic systems for test access and intelligent cross-connect applications as well as integrated cabling solutions for cabling and building management.
- *Specialty Products.* The Specialty Products segment is a leader in providing highly-engineered custom solutions, components, and connectors for electronic systems, subsystems, and devices in the aerospace, defense, and marine; touch systems; circuit protection; and medical markets.
- *Subsea Communications.* The Subsea Communications segment designs, builds, maintains, and tests undersea fiber optic networks for both the telecommunications and oil and gas markets.

Fiscal Year

Unless otherwise indicated, references in the Consolidated Financial Statements to fiscal 2010, fiscal 2009, and fiscal 2008 are to Tyco Electronics' fiscal years ended September 24, 2010, September 25, 2009, and September 26, 2008, respectively. Tyco Electronics' fiscal year is a "52-53 week" year ending on the last Friday of September, such that each quarterly period is 13 weeks in length. For fiscal years in which there are 53 weeks, the fourth quarter reporting period will include 14 weeks. Fiscal 2010, 2009, and 2008 were each 52 weeks in length. Fiscal 2011 will be a 53 week year.

Reclassifications

The Company has reclassified certain items on its Consolidated Financial Statements to conform to the current year presentation. See additional information regarding the Company's adoption of updates to guidance in Accounting Standards Codification ("ASC") 810, *Consolidation*, in Note 3.

2. Correction of Immaterial Errors

During the third quarter of fiscal 2010, the Company identified certain errors in its accounting for income taxes. These errors related to the adoption of the uncertain tax position provisions of ASC 740, *Income Taxes*, in fiscal 2008 and data utilized in the determination of the Company's income tax provision in fiscal 2005 through fiscal 2009.

In connection with the adoption of the uncertain tax position provisions of ASC 740, the Company failed to reflect, in the calculation of interest and penalties, the impact of the interest component of a prepayment made to the Internal Revenue Service ("IRS") in fiscal 2007. As a result of this error, the Company overstated deferred tax assets, receivable from Tyco International Ltd. and Covidien plc, noncurrent income taxes payable, and other income by $64 million, $81 million, $182 million, and $81 million, respectively, and understated accumulated earnings by $118 million in fiscal 2008. The impacts to other income and receivable from Tyco International Ltd. and Covidien plc result from the shared nature of the tax liabilities pursuant to the Tax Sharing Agreement entered into upon separation from Tyco International.

The Company also identified errors in certain reports used, in part, to determine the Company's income tax provision in fiscal 2005 through 2009. As a result of these errors, the Company understated income tax expense and overstated deferred tax assets by $9 million and $14 million in fiscal 2009 and 2008, respectively. Also, contributed surplus and accumulated earnings were overstated by $30 million and $4 million, respectively, at September 29, 2007, the beginning of fiscal 2008, as a result of the errors. For periods prior to the Company's separation from Tyco International, the impact of the errors was charged to contributed surplus.

The Company evaluated the effects of these errors individually and in the aggregate and determined that its prior period financial statements are not materially misstated. However, the Company determined that the cumulative effect of correcting these errors in fiscal 2010 would be material to the fiscal 2010 financial statements. Therefore, the Company corrected these errors in the affected prior periods and presented the results in the Consolidated Financial Statements.

2. Correction of Immaterial Errors (Continued)

The following table summarizes the impact of the tax errors discussed above on the Company's Consolidated Statement of Operations for fiscal 2009 and 2008:

	2009		2008	
	Amounts Previously Reported[1]	As Corrected	Amounts Previously Reported[1]	As Corrected
	(in millions, except per share data)			
Other income (expense), net	$ (48)	$ (48)	$ 567	$ 486
Income (loss) from continuing operations before income taxes	(3,670)	(3,670)	2,072	1,991
Income tax (expense) benefit	576	567	(540)	(554)
Income (loss) from continuing operations	(3,094)	(3,103)	1,532	1,437
Net income (loss)	(3,250)	(3,259)	1,787	1,692
Net income (loss) attributable to Tyco Electronics Ltd.	(3,256)	(3,265)	1,782	1,687
Amounts attributable to Tyco Electronics Ltd.:				
Income (loss) from continuing operations	(3,100)	(3,109)	1,527	1,432
Net income (loss)	(3,256)	(3,265)	1,782	1,687
Basic earnings (loss) per share attributable to Tyco Electronics Ltd.:				
Income (loss) from continuing operations	$ (6.75)	$ (6.77)	$ 3.16	$ 2.96
Net income (loss)	(7.09)	(7.11)	3.69	3.49
Diluted earnings (loss) per share attributable to Tyco Electronics Ltd.:				
Income (loss) from continuing operations	$ (6.75)	$ (6.77)	$ 3.14	$ 2.95
Net income (loss)	(7.09)	(7.11)	3.67	3.47

(1) Amounts presented as previously reported reflect reclassifications recorded in connection with the adoption of updates to guidance in ASC 810, *Consolidation*. See Note 3 for additional information regarding the reclassifications.

2. Correction of Immaterial Errors (Continued)

The following table summarizes the impact of the tax errors discussed above on the Company's Consolidated Balance Sheet at September 25, 2009:

	2009	
	Amounts Previously Reported[1]	As Corrected
	(in millions)	
Assets		
Deferred income taxes	$ 2,518	$ 2,397
Receivable from Tyco International Ltd. and Covidien plc	1,211	1,130
Total Assets	16,220	16,018
Liabilities and Shareholders' Equity		
Income taxes	2,312	2,130
Total Liabilities	9,194	9,012
Shareholders' Equity:		
Contributed surplus	8,135	8,105
Accumulated earnings	(2,274)	(2,264)
Total Tyco Electronics Ltd. shareholders' equity	7,016	6,996
Total Shareholders' Equity	7,026	7,006
Total Liabilities and Shareholders' Equity	16,220	16,018

(1) Amounts presented as previously reported reflect reclassifications recorded in connection with the adoption of updates to guidance in ASC 810. See Note 3 for additional information regarding the reclassifications.

The following table summarizes the impact of the tax errors discussed above on the Company's Consolidated Statement of Cash Flows for fiscal 2009 and 2008:

	2009		2008	
	Amounts Previously Reported[1]	As Corrected	Amounts Previously Reported[1]	As Corrected
	(in millions)			
Cash Flows From Operating Activities:				
Net income (loss)	$(3,250)	$(3,259)	$1,787	$1,692
Income (loss) from continuing operations	(3,094)	(3,103)	1,532	1,437
Adjustments to reconcile net cash provided by operating activities:				
Deferred income taxes	(583)	(574)	164	178
Tax sharing (income) expense	68	68	(567)	(486)

(1) Amounts presented as previously reported reflect reclassifications recorded in connection with the adoption of updates to guidance in ASC 810. See Note 3 for additional information regarding the reclassifications.

3. Summary of Significant Accounting Policies

Revenue Recognition

The Company's revenues are generated principally from the sale of its products. Revenue from the sale of products is recognized at the time title and the risks and rewards of ownership pass to the customer. This generally occurs when the products reach the free-on-board shipping point, the sales price is fixed and determinable, and collection is reasonably assured. For those items where title has not yet transferred, the Company has deferred the recognition of revenue.

The Company provides certain distributors with an inventory allowance for returns or scrap equal to a percentage of qualified purchases. A reserve for estimated returns and scrap allowances is established at the time of the sale based on a fixed percentage of sales to distributors authorized and agreed to by the Company and is recorded as a reduction of sales.

Other allowances include customer quantity and price discrepancies. A reserve for other allowances is generally established at the time of sale based on historical experience and is recorded as a reduction of sales. The Company believes it can reasonably and reliably estimate the amounts of future allowances.

Contract revenues for construction related projects are recorded primarily on the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related cost to complete. Percentage-of-completion is measured based on the ratio of actual costs incurred to total estimated costs. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the current period. Provisions for anticipated losses are made in the period in which they first become determinable. Contract revenues for construction related projects are generated primarily in the Company's Subsea Communications segment.

The Company generally warrants that its products will conform to the Company's or mutually agreed to specifications and that its products will be free from material defects in materials and workmanship for a limited time. The Company limits its warranty to the replacement or repair of defective parts or a refund or credit of the price of the defective product. The Company accepts returned goods only when the customer makes a verified claim and the Company has authorized the return. Returns result primarily from defective products or shipping discrepancies. A reserve for estimated returns is established at the time of sale based on historical return experience and is recorded as a reduction of sales.

Additionally, certain of the Company's long-term contracts in its Subsea Communications segment have warranty obligations. Estimated warranty costs for each contract are determined based on the contract terms and technology-specific considerations. These costs are included in total estimated contract costs and are accrued over the construction period of the respective contracts under percentage-of-completion accounting.

Research and Development

Research and development expenditures are expensed when incurred and are included in research, development, and engineering expenses. Research and development expenses include salaries, direct costs incurred, building, and overhead expenses. The amounts expensed in fiscal 2010, 2009, and 2008 were $482 million, $439 million, and $482 million, respectively.

3. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

All highly liquid investments purchased with maturities of three months or less from the time of purchase are considered to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in the Company's outstanding receivables determined on the basis of historical experience, specific allowances for known troubled accounts, and other currently available evidence.

Inventories

Inventories are recorded at the lower of cost (first-in, first-out) or market value, except for inventoried costs which are costs incurred in the performance of long-term contracts primarily by the Company's Subsea Communications segment.

Property, Plant, and Equipment, Net and Long-Lived Assets

Net property, plant, and equipment is recorded at cost less accumulated depreciation. Maintenance and repair expenditures are charged to expense when incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and related improvements	5 to 40 years
Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Machinery and equipment	1 to 15 years

The Company periodically evaluates the net realizable value of long-lived assets, including property, plant, and equipment and amortizable intangible assets, relying on a number of factors including operating results, business plans, economic projections, and anticipated future cash flows. When indicators of potential impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying business. An impairment in the carrying value of an asset group is recognized whenever anticipated future undiscounted cash flows from an asset group are estimated to be less than its carrying value. The amount of impairment recognized is the difference between the carrying value of the asset and its fair value. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows and discount rates, reflecting varying degrees of perceived risk.

Goodwill and Other Intangible Assets

Intangible assets acquired include both those that have a determinable life and residual goodwill. Intangible assets with a determinable life include primarily intellectual property consisting of patents, trademarks, and unpatented technology with estimates of recoverability ranging from 1 to 50 years that are amortized generally on a straight-line basis. See Note 10 for additional information regarding intangible assets. An evaluation of the remaining useful life of intangible assets with a determinable life is performed on a periodic basis and when events and circumstances warrant an evaluation. The Company assesses intangible assets with a determinable life for impairment consistent with its policy for

3. Summary of Significant Accounting Policies (Continued)

assessing other long-lived assets. Goodwill is assessed for impairment separately from other intangible assets with a determinable life by comparing the carrying value of each reporting unit to its fair value on the first day of the fourth fiscal quarter of each year or whenever the Company believes a triggering event requiring a more frequent assessment has occurred. In assessing the existence of a triggering event, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, transactions, and market place data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment.

At fiscal year end 2010, the Company had 9 reporting units, of which 7 contained goodwill. See Note 9 for information regarding goodwill impairment testing. When changes occur in the composition of one or more operating segments or reporting units, goodwill is reassigned to the reporting units affected based on their relative fair values.

When testing for goodwill impairment, the Company performs a step I goodwill impairment test to identify a potential impairment. In doing so, the Company compares the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill may be impaired and a step II goodwill impairment test is performed to measure the amount of any impairment loss. In the step II goodwill impairment test, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Estimates about fair value used in the step I goodwill impairment tests have been calculated using an income approach based on the present value of future cash flows of each reporting unit. The income approach has been generally supported by additional market transaction and guideline analyses. These approaches incorporate a number of assumptions including future growth rates, discount rates, and income tax rates in assessing fair value. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods.

Income Taxes

Income taxes are computed in accordance with the provisions of ASC 740, *Income Taxes*. In the Consolidated Financial Statements, the benefits of a consolidated return have been reflected where such returns have or could be filed based on the entities and jurisdictions included in the financial statements. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected on the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

3. Summary of Significant Accounting Policies (Continued)

Financial Instruments

In order to address certain financial exposures, the Company has established policies regarding the use of derivative and non-derivative financial instruments to manage certain exposures to foreign currency, interest rate, and commodity risks.

The Company accounts for derivative financial instrument contracts on its Consolidated Balance Sheets at fair value. For instruments not designated as hedges under ASC 815, *Derivatives and Hedging*, the changes in the instruments' fair value are recognized currently in earnings. For instruments designated as cash flow hedges, the effective portion of changes in the fair value of a derivative is recorded in other comprehensive income and reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. Ineffective portions, including amounts excluded from the hedging relationship, of a cash flow hedge are recognized currently in earnings. Changes in the fair value of instruments designated as fair value hedges affect the carrying value of the asset or liability hedged, with changes in both the derivative instrument and the hedged asset or liability being recognized in earnings.

The Company determines the fair value of its financial instruments by using methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Standard market conventions are used to determine the fair value of financial instruments, including derivatives.

The cash flows related to derivative financial instruments are reported in the operating activities section of the Consolidated Statements of Cash Flows.

The Company's derivative financial instruments present certain market and counterparty risks; however, concentration of counterparty risk is mitigated as the Company deals with financial institutions worldwide, substantially all of which have long-term Standard & Poor's, Moody's, and/or Fitch credit ratings of A/A2 or higher. In addition, only conventional derivative financial instruments are utilized. The Company is exposed to potential losses if a counterparty fails to perform according to the terms of its agreement. With respect to counterparty net asset positions recognized at September 24, 2010, the Company has assessed the likelihood of counterparty default as remote. The Company currently provides guarantees from a wholly-owned subsidiary to the counterparties to its commodity swap derivatives. The likelihood of performance on those guarantees has been assessed as remote. For all other derivative instruments, the Company is not required, nor does it require, collateral or other security to be furnished by the counterparties to its derivative financial instruments, at this time.

Pension and Postretirement Benefits

The funded status of the Company's defined benefit pension and postretirement benefit plans is recognized in the Consolidated Balance Sheets. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation, which represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. For the postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation, which represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the

3. Summary of Significant Accounting Policies (Continued)

current market value of cumulative Company and participant contributions made to irrevocable trust funds, held for the sole benefit of participants, which are invested by the trust funds. The Company's contribution amounts are actuarially determined.

Net periodic pension benefit cost is based on the utilization of the projected unit credit method of calculation and is charged to the Consolidated Statements of Operations on a systematic basis over the expected average remaining service lives of current participants.

The measurement of benefit obligations and net periodic benefit cost (credit) is based on estimates and assumptions determined by the Company's management. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age, and years of service, as well as certain assumptions, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates, and mortality rates.

Share-Based Compensation

Under ASC 718, *Compensation—Stock Compensation*, the Company determines the fair value of share awards on the date of grant. Share options are valued using the Black-Scholes-Merton valuation model; restricted share awards are valued using the end-of-day share price of the Company on the date of grant. That fair value is expensed ratably over the expected service period, with an allowance made for estimated forfeitures based on historical employee activity. See Note 23 for additional information related to the Company's share-based compensation.

Currency Translation

For the Company's non-U.S. Dollar functional currency subsidiaries, assets and liabilities are translated into U.S. Dollars using fiscal year end exchange rates. Sales and expenses are translated at the average exchange rates in effect during the fiscal year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income within equity.

Gains and losses resulting from foreign currency transactions, which are included in net income (loss) attributable to Tyco Electronics Ltd., were immaterial in fiscal 2010 and 2008. Such losses were $71 million during fiscal 2009.

Recently Adopted Accounting Pronouncements

In December 2008, the Financial Accounting Standards Board ("FASB") issued updates to the guidance in ASC 715, *Compensation—Retirement Benefits*, that enhance disclosures regarding assets in defined benefit pension or other postretirement plans. The updates to ASC 715 are effective for the Company in the fourth quarter of fiscal 2010. See Note 17 for additional information related to fair value measurement of assets in defined benefit pension or other postretirement plans.

In April 2009 and December 2007, the FASB issued guidance in ASC 805, *Business Combinations*, addressing the recognition and accounting for identifiable assets acquired, liabilities assumed, and noncontrolling interests in business combinations. The Company adopted the business combination provisions on September 26, 2009. Adoption did not have a material impact on the Company's results of operations, financial position, or cash flows.

3. Summary of Significant Accounting Policies (Continued)

In December 2007, the FASB issued updates to guidance in ASC 810, *Consolidation*, that address the accounting and reporting framework for noncontrolling interests by a parent company. The Company adopted the updates on September 26, 2009. As a result of adopting the presentation requirements related to noncontrolling interests, the Company retrospectively adjusted its Consolidated Financial Statements. Adoption of the accounting requirements for noncontrolling interests did not have a material impact on the Company's results of operations, financial position, or cash flows.

In September 2006, the FASB issued guidance in ASC 820, *Fair Value Measurements and Disclosures*, and ASC 825, *Financial Instruments,* that defines fair value, establishes a framework for measuring fair value, expands disclosure about fair value measurements, and introduces the fair value option for certain financial assets and liabilities. The Company adopted the fair value provisions of ASC 820 in the first quarter of fiscal 2009. The Company has not elected the fair value option of ASC 825 for any eligible assets or liabilities. Prior to adoption, the fair value measurement and disclosure requirements for non-financial assets and liabilities were deferred by one year. The Company adopted the fair value provisions of ASC 820 for non-financial assets and liabilities on September 26, 2009. See Note 16 for additional information related to fair value measurements.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued updates to guidance in ASC 810 that address accounting for variable interest entities. These updates to ASC 810 are effective for the Company in the first quarter of fiscal 2011. Adoption is not expected to have a material impact on the Company's results of operations, financial position, or cash flows.

4. Restructuring and Other Charges, Net

Restructuring and other charges, net consisted of the following during fiscal 2010, 2009, and 2008:

	Fiscal		
	2010	**2009**	**2008**
	(in millions)		
Restructuring and related charges, net	$ 82	$354	$185
Loss on divestitures	43	7	—
Impairment of long-lived assets	12	14	34
	$137	$375	$219

4. Restructuring and Other Charges, Net (Continued)

Restructuring and Related Charges, Net

Charges to operations by segment during fiscal 2010, 2009, and 2008 were as follows:

	Fiscal		
	2010	2009	2008
	(in millions)		
Electronic Components	$67	$269	$164
Network Solutions	5	44	22
Specialty Products	5	31	3
Subsea Communications	2	8	5
	79	352	194
Less: (charges) credits in cost of sales	3	2	(9)
Restructuring and related charges, net	$82	$354	$185

Amounts recognized on the Consolidated Statements of Operations during fiscal 2010, 2009, and 2008 were as follows:

	Fiscal		
	2010	2009	2008
	(in millions)		
Cash charges	$74	$317	$147
Non-cash charges	5	35	47
	79	352	194
Less: (charges) credits in cost of sales	3	2	(9)
Restructuring and related charges, net	$82	$354	$185

4. Restructuring and Other Charges, Net (Continued)

Restructuring and Related Cash Charges

Activity in the Company's restructuring reserves during fiscal 2010, 2009, and 2008 is summarized as follows:

	Balance at Beginning of Fiscal Year	Charges	Utilization	Changes in Estimate	Currency Translation and Other	Balance at End of Fiscal Year
			(in millions)			
Fiscal 2010 Activity:						
Fiscal 2010 Actions						
Employee severance	$ —	$ 53	$ (9)	$ 1	$(3)	$ 42
Facilities exit costs	—	8	(14)	—	7(1)	1
Other	—	2	—	—	—	2
Total	—	63	(23)	1	4	45
Fiscal 2009 Actions						
Employee severance	116	—	(69)	(13)	(6)	28
Facilities exit costs	3	6	(7)	—	—	2
Other	1	10	(10)	—	—	1
Total	120	16	(86)	(13)	(6)	31
Fiscal 2008 Actions						
Employee severance	89	2	(60)	—	(4)	27
Facilities exit costs	2	3	(1)	—	—	4
Other	7	3	(4)	(1)	(1)	4
Total	98	8	(65)	(1)	(5)	35
Pre-Fiscal 2008 Actions						
Employee severance	2	—	(2)	—	—	—
Facilities exit costs	49	1	(13)	(1)	(2)	34
Other	1	—	(1)	—	—	—
Total	52	1	(16)	(1)	(2)	34
Total fiscal 2010 activity	$270	$ 88	$(190)	$(14)	$(9)	$145

(1) Reflects reclassification of $7 million lease obligation from other reserves to restructuring reserves.

4. Restructuring and Other Charges, Net (Continued)

	Balance at Beginning of Fiscal Year	Charges	Utilization	Changes in Estimate	Currency Translation and Other	Balance at End of Fiscal Year
			(in millions)			
Fiscal 2009 Activity:						
Fiscal 2009 Actions						
Employee severance	$ —	$247	$(138)	$ (3)	$10	$116
Facilities exit costs	—	6	(3)	—	—	3
Other	—	5	(4)	—	—	1
Total	—	258	(145)	(3)	10	120
Fiscal 2008 Actions						
Employee severance	118	—	(58)	31	(2)	89
Facilities exit costs	—	8	(5)	—	(1)	2
Other	2	12	(6)	—	(1)	7
Total	120	20	(69)	31	(4)	98
Pre-Fiscal 2008 Actions						
Employee severance	31	—	(22)	(4)	(3)	2
Facilities exit costs	58	12	(20)	—	(1)	49
Other	2	3	(4)	—	—	1
Total	91	15	(46)	(4)	(4)	52
Total fiscal 2009 activity	$211	$293	$(260)	$ 24	$ 2	$270
Fiscal 2008 Activity:						
Fiscal 2008 Actions						
Employee severance	$ —	$125	$ (7)	$ —	$—	$118
Facilities exit costs	—	1	(1)	—	—	—
Other	—	4	(2)	—	—	2
Total	—	130	(10)	—	—	120
Pre-Fiscal 2008 Actions						
Employee severance	62	—	(39)	(1)	9	31
Facilities exit costs	65	10	(22)	2	3	58
Other	1	6	(5)	—	—	2
Total	128	16	(66)	1	12	91
Total fiscal 2008 activity	$128	$146	$ (76)	$ 1	$12	$211

Fiscal 2010 Actions

The Company initiated restructuring programs during fiscal 2010 primarily relating to headcount reductions in the Electronic Components segment. In connection with these actions, during fiscal 2010, the Company recorded restructuring charges of $64 million primarily related to employee severance and benefits. The Company expects to complete all restructuring activities commenced in fiscal 2010 by

4. Restructuring and Other Charges, Net (Continued)

the end of fiscal 2011 and to incur additional charges, primarily in the Electronic Components segment, of approximately $4 million relating to these initiated actions by completion.

Fiscal 2009 Actions

The Company initiated restructuring programs during fiscal 2009 primarily relating to headcount reductions and manufacturing site closures in the Electronic Components, Network Solutions, and Specialty Products segments. In connection with these actions, during fiscal 2010 and 2009, the Company recorded net restructuring charges of $3 million and $255 million, respectively, primarily related to employee severance and benefits. The Company expects to complete all restructuring activities commenced in fiscal 2009 by the end of fiscal 2011 and to incur additional charges, primarily in the Electronic Components segment, of approximately $5 million relating to these initiated actions by completion.

Fiscal 2008 Actions

The Company initiated restructuring programs during fiscal 2008 primarily relating to the migration of product lines to lower-cost countries and the exit of certain manufacturing operations in the Electronic Components and Network Solutions segments. In connection with these actions, during fiscal 2010, the Company recorded net restructuring charges of $7 million. Also, during fiscal 2009, the Company recorded net restructuring charges of $51 million, primarily related to employee severance and benefits, including $31 million of changes in estimate primarily associated with the exit of a European manufacturing operation in the Electronic Components segment. During fiscal 2008, the Company recorded restructuring charges of $130 million, primarily related to employee severance and benefits. The Company has completed all restructuring activities commenced in fiscal 2008.

Pre-Fiscal 2008 Actions

During fiscal 2002, the Company recorded restructuring charges of $779 million primarily related to a significant downturn in the telecommunications industry and certain other end markets. These actions have been completed. As of fiscal year end 2010, the remaining restructuring reserves related to the fiscal 2002 actions were $34 million, relating to exited lease facilities in the Subsea Communications segment. The Company expects its remaining reserves will continue to be paid out over the expected terms of the obligations which range from one to fifteen years. During fiscal 2010, 2009, and 2008, the Company recorded restructuring charges of $1 million, $7 million, and $4 million, respectively, for interest accretion on these reserves.

Restructuring and Related Non-Cash Charges and Credits

During fiscal 2010 and 2009, the Company recorded non-cash charges of $5 million and $35 million, respectively, primarily related to the impairment of fixed assets in connection with exited manufacturing facilities and product lines.

During fiscal 2008, the Company recorded non-cash charges of $38 million primarily related to fixed assets and intangibles in connection with exited manufacturing facilities and product lines. Also, the Company recorded non-cash charges of $9 million in cost of goods sold for write-downs in carrying value of inventory related to exited product lines in fiscal 2008.

4. Restructuring and Other Charges, Net (Continued)

Total Restructuring Reserves

The Company's restructuring reserves by segment at fiscal year end 2010 and 2009 were as follows:

	Fiscal	
	2010	2009
	(in millions)	
Electronic Components	$ 91	$186
Network Solutions	13	27
Specialty Products	7	9
Subsea Communications	34	48
Restructuring reserves	$145	$270

At fiscal year end 2010 and 2009, restructuring reserves were included on the Consolidated Balance Sheets as follows:

	Fiscal	
	2010	2009
	(in millions)	
Accrued and other current liabilities	$115	$231
Other liabilities	30	39
Restructuring reserves	$145	$270

Loss on Divestitures and Impairment of Long-Lived Assets

During fiscal 2010, the Company sold its mechatronics business within the Company's Electronic Components segment for net cash proceeds of $3 million. This business designs and manufactures customer-specific components, primarily for the automotive industry, and generated sales of approximately $100 million in fiscal 2010. In connection with the sale, the Company recorded a pre-tax loss on sale of $41 million in fiscal 2010.

During fiscal 2009, the Company's board of directors authorized management to pursue the divestiture of the Dulmison connectors and fittings product line within the Company's energy business in the Network Solutions segment. The product line generated sales of approximately $50 million in fiscal 2009. Based on an estimated sales price, the Company determined that the carrying value of the product line's assets and liabilities was in excess of its fair value. A pre-tax impairment charge of $12 million was recorded in fiscal 2009 to write the carrying value of the assets and liabilities down to fair value. During fiscal 2010, the Company completed the sale of the product line for net cash proceeds of $12 million. In connection with the divestiture, the Company recorded a pre-tax impairment charge related to long-lived assets and a pre-tax loss on sale of $12 million and $1 million, respectively, in fiscal 2010.

During fiscal 2008, the Company's board of directors authorized management to proceed with strategic alternatives with respect to the Company's Battery Systems business in the Electronic Components segment. Based on a negotiated sales price, the Company determined that the carrying value of the Battery Systems business' assets and liabilities exceeded its fair value. Consequently, a

4. Restructuring and Other Charges, Net (Continued)

pre-tax impairment charge of $22 million was recorded in fiscal 2008 to write the carrying value of the assets and liabilities down to fair value. During fiscal 2009, the Battery Systems business was sold for net cash proceeds of $14 million after working capital adjustments, and the Company recorded a pre-tax loss on sale of $7 million.

During fiscal 2008, the Company determined that certain North American automotive customer-specific product lines in the Electronic Components segment were impaired due to declining future production expectations. The Company determined that an impairment test was necessary due to changes in the North American automotive industry. These asset groups were assessed for recoverability and impaired based on estimates of the asset group fair values. Using a discounted cash flows analysis, the Company determined that a pre-tax impairment charge of $12 million was required to write the carrying value down to fair value.

The loss on divestitures and impairment charges are presented in restructuring and other charges, net on the Consolidated Statement of Operations. The Company has presented the loss on divestitures, related long-lived asset impairments, and the operations of the mechatronics business, Dulmison connectors and fittings product line, and Battery Systems business in continuing operations due to immateriality.

5. Discontinued Operations

In fiscal 2010, the Company recorded income from discontinued operations of $44 million primarily in connection with the favorable resolution of certain litigation contingencies related to the Printed Circuit Group business which was sold in fiscal 2007.

In May 2009, the Company completed the sale of the Wireless Systems business for $664 million in net cash proceeds and recognized a pre-tax gain of $59 million on the transaction.

In September 2008, the Company completed the sale of the Radio Frequency Components and Subsystem business for net cash proceeds of $427 million and recorded a $184 million pre-tax gain on the sale. Also, in September 2008, the Company completed the sale of the Automotive Radar Sensors business for net cash proceeds of $42 million and recorded a $31 million pre-tax gain on the sale. In fiscal 2009, the Company received additional cash proceeds of $29 million and recognized an additional pre-tax gain on sale of $4 million in connection with the finalization of working capital adjustments related to the sale of the Radio Frequency Components and Subsystem and Automotive Radar Sensors businesses.

In fiscal 2008, the Company completed the sale of the Power Systems business for $102 million in net cash proceeds and recorded a $51 million pre-tax gain on the sale.

The Wireless Systems, Radio Frequency Components and Subsystem, Automotive Radar Sensors, Power Systems, and Printed Circuit Group businesses met the held for sale and discontinued operations criteria and have been included in discontinued operations in all periods presented in the Consolidated Financial Statements. Prior to reclassification to held for sale and discontinued operations, the Wireless Systems, Radio Frequency Components and Subsystem, and Automotive Radar Sensors businesses were components of the former Wireless Systems segment. The Power Systems and Printed Circuit Group businesses were components of the Other segment, which was subsequently renamed the Subsea Communications segment.

5. Discontinued Operations (Continued)

The following table presents net sales, pre-tax income (loss) from operations, pre-tax gain on sale, and income taxes from discontinued operations for fiscal 2010, 2009, and 2008:

	Fiscal		
	2010	2009	2008
	(in millions)		
Net sales	$—	$ 262	$1,064
Pre-tax income (loss) from discontinued operations	$44	$(135)	$ 99
Pre-tax gain on sale of discontinued operations	—	63	266
Income tax expense	—	(84)	(110)
Income (loss) from discontinued operations, net of income taxes	$44	$(156)	$ 255

Pre-tax loss from discontinued operations for fiscal 2009 included pre-tax charges of $111 million related to the Wireless Systems business's contract with the State of New York. See Note 14 for additional information regarding the State of New York contract. Income tax expense on discontinued operations for fiscal 2009 included $68 million relating to the impact of $319 million of goodwill written off in connection with the divestiture of the Wireless Systems business, for which a tax benefit was not fully realized, as well as $35 million of unfavorable adjustments to the estimated tax provision on the Power Systems business as a result of the finalization of the tax basis of assets sold upon the filing of the fiscal 2008 income tax returns.

6. Acquisitions

On August 6, 2010, the Company acquired the remaining outstanding equity interests of PlanarMag, Inc. ("PlanarMag") for $23 million in cash and the forgiveness of an approximate $1 million loan payable. Prior to the acquisition, the Company owned approximately 14% of PlanarMag. The acquisition was not material to the Company's Consolidated Financial Statements.

The net assets acquired, which are not material, are reported as part of the Communications and Industrial Solutions business within the Electronic Components segment. The excess of the purchase price over the net assets acquired of $25 million has been allocated to goodwill in the Electronic Components segment and is not deductible for tax purposes. Factors contributing to the goodwill recognized include the early-stage status of PlanarMag's business and technology, minimal revenue, and lack of customer relationships.

On May 14, 2010, the Company acquired certain assets of the Optical Products Group of Zarlink Semiconductor Inc. for $15 million in cash. The assets acquired, primarily definite-lived intangible assets, inventory, and property, plant, and equipment, are reported as part of the Communications and Industrial Solutions business within the Electronic Components segment. The acquisition was not material to the Company's Consolidated Financial Statements.

On January 20, 2010, the Company acquired 100% of the outstanding shares of capital stock of Sensitive Object, an early-stage software company engaged in developing touch-enabling technology focused on computers, mobile devices, and consumer electronics, for a purchase price of approximately $67 million in cash, including contingent consideration of $6 million to be paid in fiscal 2011 upon completion of certain service requirements by key Sensitive Object managers. Based on an evaluation

6. Acquisitions (Continued)

of the range of outcomes for this contingent consideration, the maximum amount payable, on an undiscounted basis, would be $7 million.

The Sensitive Object acquisition complements the Company's existing Touch Systems business, which is primarily focused on commercial and industrial markets. Sensitive Object is reported as part of the Touch Systems business within the Specialty Products segment.

The Sensitive Object transaction is accounted for under the provisions of ASC 805, *Business Combinations*. The allocation of the purchase price of the assets acquired and liabilities assumed based on the recognition and measurement provisions of ASC 805 was as follows:

	(in millions)
Cash and cash equivalents	$ 6
Tangible and other assets	3
Amortizable intangible assets:	
Developed technology and patents	11
Reacquired rights	1
Customer contracts and related relationships	1
Goodwill	51
Total assets acquired	73
Liabilities assumed	(6)
Total	$67

The amortizable intangible assets include developed technology, patents, and reacquired rights having useful lives of eight years and will be amortized based on their contributions to earnings. Also included in amortizable intangible assets are customer contracts and related relationships that will be amortized on a straight-line basis over their expected life of five years. Due to immateriality, no amounts have been allocated to in-process research and development.

Approximately $51 million has been allocated to goodwill, representing the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and liabilities assumed. Factors contributing to the recognized goodwill are low revenue levels in the years immediately following the acquisition reflecting the early-stage status of Sensitive Object's technology and the amount of future investment required to develop a commercially viable product. Goodwill related to this acquisition is reported in the Specialty Products segment and is not deductible for tax purposes.

Pro forma information is not presented as the impact of the Sensitive Object acquisition on the Company's Consolidated Statements of Operations is not material.

Anticipated Acquisition

On July 12, 2010, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with ADC Telecommunications, Inc. ("ADC") under which the Company agreed to acquire ADC for a total purchase price of approximately $1.25 billion. Pursuant to the Merger Agreement, the Company commenced a tender offer to purchase all of the issued and outstanding shares of ADC common stock at a purchase price of $12.75 per share in cash followed by a merger with and into ADC. The initial offer, dated July 26, 2010, has been extended to November 15, 2010. As

6. Acquisitions (Continued)

of October 18, 2010, approximately 86.5 million common shares of ADC had been tendered and not withdrawn pursuant to the tender offer, representing approximately 89% of the outstanding common shares of ADC. In accordance with the terms of the tender offer, ADC shareholders have the right to withdraw their previously tendered shares prior to the expiration of the offer.

The transaction is expected to be completed during the first quarter of fiscal 2011. The consummation of the transaction is subject to various closing conditions including the tender of a majority of ADC's shares, regulatory approvals, and other customary conditions. The Merger Agreement also includes customary termination provisions for both ADC and the Company and provides that, in connection with the termination of the Merger Agreement under specified circumstances, ADC will be required to pay the Company a termination fee of $38 million.

7. Inventories

At fiscal year end 2010 and 2009, inventories consisted of the following:

	Fiscal	
	2010	2009
	(in millions)	
Raw materials	$ 253	$ 253
Work in progress	509	439
Finished goods	739	624
Inventoried costs on long-term contracts	82	119
Inventories	$1,583	$1,435

8. Property, Plant, and Equipment, Net

At fiscal year end 2010 and 2009, net property, plant, and equipment consisted of the following:

	Fiscal	
	2010	2009
	(in millions)	
Land and improvements	$ 243	$ 259
Buildings and leasehold improvements	1,281	1,342
Machinery and equipment	6,448	6,600
Construction in process	372	373
Gross property, plant, and equipment	8,344	8,574
Accumulated depreciation	(5,477)	(5,463)
Property, plant, and equipment, net	$ 2,867	$ 3,111

Depreciation expense was $489 million, $484 million, and $506 million in fiscal 2010, 2009, and 2008, respectively.

9. Goodwill

The changes in the carrying amount of goodwill by segment for fiscal 2010 and 2009 were as follows:

	Electronic Components	Network Solutions	Specialty Products	Subsea Communications	Total
			(in millions)		
Balance at September 26, 2008:					
Goodwill	$ 4,993	$849	$1,010	$ 1,025	$ 7,877
Accumulated impairment losses	(103)	—	—	(1,025)	(1,128)
	4,890	849	1,010	—	6,749
Divestiture of businesses and other	(14)	(6)	—	—	(20)
Impairment	(3,435)	—	(112)	—	(3,547)
Currency translation	(28)	4	2	—	(22)
Balance at September 25, 2009:					
Goodwill	4,951	847	1,012	1,025	7,835
Accumulated impairment losses	(3,538)	—	(112)	(1,025)	(4,675)
	1,413	847	900	—	3,160
Acquisitions	25	—	51	—	76
Currency translation	(11)	(7)	(7)	—	(25)
Balance at September 24, 2010:					
Goodwill	4,965	840	1,056	1,025	7,886
Accumulated impairment losses	(3,538)	—	(112)	(1,025)	(4,675)
	$ 1,427	$840	$ 944	$ —	$ 3,211

During fiscal 2010, the Company completed the acquisitions of PlanarMag and Sensitive Object. The PlanarMag and Sensitive Object acquisitions resulted in the recognition of $25 million of goodwill that benefits the Communications and Industrial Solutions reporting unit of the Electronic Components segment and $51 million of goodwill that benefits the Touch Systems reporting unit of the Specialty Products segment. See Note 6 for additional information on the acquisitions of PlanarMag and Sensitive Object.

The Company tests goodwill for impairment annually during the fourth fiscal quarter, or more frequently if events occur or circumstances exist that indicate that a reporting unit's carrying value may exceed its fair value. The Company completed its annual goodwill impairment test in the fourth quarter of fiscal 2010 and determined that no impairment existed.

As a result of declines in sales and profitability in the Automotive and Communications and Industrial Solutions reporting units of the Electronic Components segment and the Circuit Protection reporting unit of the Specialty Products segment during the second quarter of fiscal 2009, the Company determined that an indicator of impairment had occurred and goodwill impairment testing of these reporting units was required. Significant judgment is involved in determining if an indicator of impairment has occurred. In making this assessment, management relies on a number of factors including, among others, operating results, business plans, economic projections, and anticipated future cash flows. There are inherent uncertainties related to these factors and management's judgment in applying each to the analysis of the recoverability of goodwill.

9. Goodwill (Continued)

The testing for goodwill impairment is a two step process. In performing step I of impairment testing, the Company determined the fair value of the Automotive, Communications and Industrial Solutions, and Circuit Protection reporting units based on a discounted cash flows analysis incorporating the Company's estimate of future operating performance. The results of the step I goodwill impairment tests indicated that the book value of each of the reporting units exceeded its fair value. The failure of the step I goodwill impairment tests triggered step II goodwill impairment tests in which the Company determined the implied fair value of the reporting units' goodwill by comparing the reporting units' fair value determined in step I to the fair value of the reporting units' net assets, including unrecognized intangible assets. The step II goodwill impairment tests resulted in a full impairment charge, as of the second quarter of fiscal 2009, of $2,088 million for the Automotive reporting unit and partial impairment charges of $1,347 million and $112 million for the Communications and Industrial Solutions and Circuit Protection reporting units, respectively.

During the fiscal 2008 annual impairment test, the Company determined that the book value of the Global Application Tooling Division, a reporting unit of the Electronic Components segment, exceeded its fair value. Fair value was determined using a discounted cash flows analysis incorporating the Company's estimate of future operating performance. The goodwill impairment test indicated that there was no implied value related to the goodwill, resulting in an impairment of the reporting unit's entire goodwill balance of $103 million.

All goodwill impairment charges are presented in impairment of goodwill on the Consolidated Statements of Operations.

10. Intangible Assets, Net

The Company's intangible assets at fiscal year end 2010 and 2009 were as follows:

	Fiscal					
	2010			2009		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in millions)					
Intellectual property	$730	$(355)	$375	$724	$(330)	$394
Other	21	(4)	17	17	(4)	13
Total	$751	$(359)	$392	$741	$(334)	$407

10. Intangible Assets, Net (Continued)

Intangible asset amortization expense, which is recorded in cost of sales, was $31 million, $31 million, and $33 million for fiscal 2010, 2009, and 2008, respectively. The estimated aggregate amortization expense on intangible assets currently owned by the Company is expected to be as follows:

	(in millions)
Fiscal 2011	$ 32
Fiscal 2012	31
Fiscal 2013	32
Fiscal 2014	31
Fiscal 2015	30
Thereafter	236
	$392

11. Accrued and Other Current Liabilities

At fiscal year end 2010 and 2009, accrued and other current liabilities consisted of the following:

	Fiscal	
	2010	2009
	(in millions)	
Accrued payroll and employee benefits	$ 520	$ 303
Income taxes payable	297	48
Cash distributions to shareholders payable	142	—
Tax Sharing Agreement guarantee liabilities pursuant to ASC 460	134	—
Restructuring reserves	115	231
Interest payable	65	65
Deferred income taxes	16	22
Other	515	574
Accrued and other current liabilities	$1,804	$1,243

12. Debt

Debt at fiscal year end 2010 and 2009 was as follows:

	Fiscal	
	2010	2009
	(in millions)	
6.00% senior notes due 2012	$ 719	$ 720
5.95% senior notes due 2014	300	300
6.55% senior notes due 2017	740	744
7.125% senior notes due 2037	475	475
Commercial paper	100	—
Other	79	178
Total debt[1]	2,413	2,417
Less current portion[2]	106	101
Long-term debt	$2,307	$2,316

(1) Senior notes are recorded at face amount, net of unamortized discount and, if applicable, the fair value of interest rate swaps.

(2) The current portion of long-term debt at fiscal year end 2010 was comprised of commercial paper and a portion of amounts shown as other. At fiscal year end 2009, the current portion of long term debt was comprised of a portion of amounts shown as other.

During June 2009, Tyco Electronics Group S.A. ("TEGSA"), a wholly-owned subsidiary of the Company, commenced a tender offer to purchase up to $150 million principal amount of its 6.00% senior notes due 2012, up to $100 million principal amount of its 6.55% senior notes due 2017, and up to $100 million principal amount of its 7.125% senior notes due 2037. On July 7, 2009, the tender offer expired and on July 9, 2009, TEGSA purchased and cancelled $86 million principal amount of its 6.00% senior notes due 2012, $42 million principal amount of its 6.55% senior notes due 2017, and $23 million principal amount of its 7.125% senior notes due 2037 for an aggregate payment of $141 million, plus paid accrued interest through July 7, 2009 of $3 million to the sellers of the notes. As a result of the transaction, in fiscal 2009, the Company recorded a pre-tax gain of $22 million, which is included in other income, including the write-off of unamortized discounts and fees of $1 million and the recognition of a gain of $12 million associated with terminated interest rate swaps previously designated as fair value hedges. Additionally, as a result of the re-purchase and cancellation, unamortized losses in accumulated other comprehensive income of $3 million related to terminated starting forward interest rate swaps designated as cash flow hedges were recognized as interest expense.

In April 2007, TEGSA entered into a five-year unsecured senior revolving credit facility ("Credit Facility"). In fiscal 2009, $75 million of the commitment was assigned by Lehman Brothers Bank, FSB to TEGSA, reducing the total effective commitment to $1,425 million. Borrowings under the Credit Facility bear interest, at TEGSA's option, at a base rate or the London interbank offered rate plus a margin dependent on TEGSA's credit ratings and the amount drawn under the facility. TEGSA is required to pay an annual facility fee ranging from 4.5 to 12.5 basis points depending on its credit ratings. As of fiscal year end 2010 and 2009, TEGSA had no borrowings under the Credit Facility.

The Credit Facility contains a financial ratio covenant providing that if the Company's ratio of Consolidated Total Debt (as defined in the Credit Facility) to Consolidated EBITDA (as defined in the

12. Debt (Continued)

Credit Facility) for the then most recently concluded period of four consecutive fiscal quarters exceeds 3.5 to 1.0, an Event of Default (as defined in the Credit Facility) is triggered under the Credit Facility. The Credit Facility and the Company's other debt agreements contain other customary covenants.

Periodically, TEGSA issues commercial paper to U.S. institutional accredited investors and qualified institutional buyers in accordance with available exemptions from the registration requirements of the Securities Act of 1933 as part of the Company's ongoing effort to maintain financial flexibility and to potentially decrease the cost of borrowings. Borrowings under the commercial paper program are backed by the Credit Facility. As of fiscal year end 2010, TEGSA had $100 million of commercial paper outstanding at an interest rate of 0.55%.

TEGSA's payment obligations under its senior notes, commercial paper, and Credit Facility are fully and unconditionally guaranteed by Tyco Electronics Ltd.

The Company has used, and continues to use, derivative instruments to manage interest rate risk. See Note 15 for additional information on options to enter into interest rate swaps ("swaptions"), forward starting interest rate swaps, and interest rate swaps.

The fair value of the Company's debt was approximately $2,680 million and $2,420 million at fiscal year end 2010 and 2009, respectively.

The aggregate amounts of total debt maturing during the next five years and thereafter are as follows:

	(in millions)
Fiscal 2011	$ 106
Fiscal 2012	1
Fiscal 2013	791
Fiscal 2014	300
Fiscal 2015	—
Thereafter	1,215
Total	$2,413

13. Guarantees

Separation and Distribution Agreement

Upon separation, the Company entered into a Separation and Distribution Agreement and other agreements with Tyco International and Covidien to effect the separation and provide a framework for the Company's relationships with Tyco International and Covidien after the distribution of the Company's and Covidien's shares to Tyco International's shareholders. These agreements govern the relationships among Tyco International, Covidien, and the Company subsequent to the separation and provide for the allocation to the Company and Covidien of certain of Tyco International's assets, liabilities, and obligations attributable to periods prior to the separation.

Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, the Company, Covidien, and Tyco International assumed 31%, 42%, and 27%, respectively, of certain of Tyco International's contingent and other

13. Guarantees (Continued)

corporate liabilities. All costs and expenses associated with the management of these contingent and other corporate liabilities are shared equally among the parties. These contingent and other corporate liabilities primarily relate to consolidated securities litigation and any actions with respect to the separation or the distribution brought by any third party. If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, Tyco Electronics may be obligated to pay amounts in excess of its agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities, including associated costs and expenses.

Tax Sharing Agreement

Upon separation, the Company entered into a Tax Sharing Agreement, under which the Company shares responsibility for certain of its, Tyco International's, and Covidien's income tax liabilities based on a sharing formula for periods prior to and including June 29, 2007. The Company, Covidien, and Tyco International share 31%, 42%, and 27%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to its, Tyco International's, and Covidien's U.S. income tax returns. The effect of the Tax Sharing Agreement is to indemnify the Company for 69% of certain liabilities settled in cash by the Company with respect to unresolved pre-separation tax matters. Pursuant to that indemnification, the Company has made similar indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies relating to unresolved pre-separation tax matters. All costs and expenses associated with the management of these shared tax liabilities are shared equally among the parties. The Company is responsible for all of its own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Tyco International and Covidien are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

All of the tax liabilities of Tyco International that were associated with Tyco International subsidiaries that are included in Tyco Electronics following the separation became Tyco Electronics' tax liabilities upon separation. Although Tyco Electronics has agreed to share certain tax liabilities with Tyco International and Covidien pursuant to the Tax Sharing Agreement, Tyco Electronics remains primarily liable for all of these liabilities. If Tyco International and Covidien default on their obligations to Tyco Electronics under the Tax Sharing Agreement, Tyco Electronics would be liable for the entire amount of these liabilities.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, the Company could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, the Company may be obligated to pay amounts in excess of its agreed upon share of its, Tyco International's, and Covidien's tax liabilities.

13. Guarantees (Continued)

Indemnification

The Company's indemnification created under the Tax Sharing Agreement qualifies as a guarantee of a third party entity's debt under ASC 460, *Guarantees*. ASC 460 addresses the measurement and disclosure of a guarantor's obligation to pay a debt incurred by a third party. To value the initial guarantee obligation, the Company considered a range of probability-weighted future cash flows that represented the likelihood of payment of each class of liability by each of the three post-separation companies. The expected cash flows incorporated interest and penalties that the companies believed would be incurred on each class of liabilities and were discounted to the present value to reflect the value associated with each at separation. The calculation of the guarantee liability also included a premium that reflected the cost for an insurance carrier to stand in and assume the payment obligation at the separation date.

At inception of the guarantee, based on the probability-weighted future cash flows related to unresolved tax matters, the Company, under the Tax Sharing Agreement, faced a maximum potential liability of $3 billion, based on undiscounted estimates and interest and penalties used to determine the fair value of the guarantee and an assumption of 100% default on the parts of Tyco International and Covidien, a likelihood that management believes to be remote. In the event that the Company is required, due to bankruptcy or other business interruption on the part of Tyco International or Covidien, to pay more than the contractually determined 31%, the Company retains the right to seek payment from the effected entity.

At September 24, 2010, the Company had a liability representing the indemnifications made to Tyco International and Covidien pursuant to the Tax Sharing Agreement of $339 million, of which $205 million was reflected in other liabilities and $134 million was reflected in accrued and other current liabilities on the Consolidated Balance Sheet. The $134 million reflected in accrued and other current liabilities is the Company's estimated cash obligation under the Tax Sharing Agreement to Tyco International and Covidien in connection with pre-separation tax matters that could be resolved within one year. At September 25, 2009, the total liability of $339 million was reflected in other liabilities on the Consolidated Balance Sheet. The Company has assessed the probable future cash payments to Tyco International and Covidien for pre-separation income tax matters pursuant to the terms of the Tax Sharing Agreement and determined this amount remains sufficient to satisfy these expected obligations.

Other Matters

In disposing of assets or businesses, the Company often provides representations, warranties, and/or indemnities to cover various risks including unknown damage to the assets, environmental risks involved in the sale of real estate, liability for investigation and remediation of environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions; however, the Company has no reason to believe that these uncertainties would have a material adverse effect on the Company's results of operations, financial position, or cash flows.

At September 24, 2010, the Company had outstanding letters of credit and letters of guarantee in the amount of $390 million, of which $50 million was related to its contract with the State of New York. See Note 14 for additional information regarding the State of New York contract.

13. Guarantees (Continued)

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, except for the charges related to the contract with the State of New York discussed below, such obligations will not significantly affect the Company's results of operations, financial position, or cash flows.

As disclosed in Note 14, in January 2009, the State of New York (the "State") drew down $50 million against an irrevocable standby letter of credit funded by the Company. As a result, the Company recorded a pre-tax charge equal to the draw. Although the Company disputes that the State has any basis to do so, the State has the ability to draw up to an additional $50 million against the standby letter of credit which could result in additional charges and could have a significant adverse effect on the Company's results of operations, financial position, and cash flows.

The Company generally records estimated product warranty costs at the time of sale. The changes in the Company's warranty liability for fiscal 2010 and 2009 were as follows:

	Fiscal	
	2010	2009
	(in millions)	
Balance at beginning of fiscal year	$ 43	$27
Warranties issued during the fiscal year	9	18
Warranty expirations and changes in estimate, net	7	1
Settlements	(11)	(3)
Currency translation	(1)	—
Balance at end of fiscal year	$ 47	$43

14. Commitments and Contingencies

General Matters

The Company has facility, land, vehicle, and equipment leases that expire at various dates through the year 2056. Rental expense under these leases was $149 million, $153 million, $168 million for fiscal 2010, 2009, and 2008, respectively. At fiscal year end 2010, the minimum lease payment obligations under non-cancelable lease obligations were as follows:

	(in millions)
Fiscal 2011	$109
Fiscal 2012	84
Fiscal 2013	62
Fiscal 2014	51
Fiscal 2015	37
Thereafter	84
Total	$427

The Company also has purchase obligations related to commitments to purchase certain goods and services. At fiscal year end 2010, the Company had commitments to purchase $100 million in fiscal 2011 and $1 million in fiscal 2012.

14. Commitments and Contingencies (Continued)

Tyco Electronics Legal Proceedings

Intellectual Property and Antitrust Litigation

The Company is a party to a number of patent infringement and antitrust actions that may require the Company to pay damage awards. The Company has assessed the status of these matters and has recorded liabilities related to certain of these matters where appropriate.

Other Matters

The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions, and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its results of operations, financial position, or cash flows.

Legal Matters under Separation and Distribution Agreement

The Separation and Distribution Agreement among the Company, Tyco International and Covidien provided for the allocation among the parties of Tyco International's assets, liabilities, and obligations attributable to periods prior to the Company's and Covidien's separations from Tyco International on June 29, 2007. Under the Separation and Distribution Agreement, the Company assumed the liability for, and control of, all pending and threatened legal matters at separation related to the Company's business or assumed or retained liabilities. Tyco Electronics was responsible for 31% of certain liabilities that arose from litigation pending or threatened at separation that was not allocated to one of the three parties, and Tyco International and Covidien were responsible for 27% and 42%, respectively, of such liabilities. If any party defaults in payment of its allocated share of any such liability, each non-defaulting party will be responsible for an equal portion of the amount in default together with any other non-defaulting party, although any such payments will not release the obligation of the defaulting party. Subject to the terms and conditions of the Separation and Distribution Agreement, Tyco International manages and controls all the legal matters related to the shared contingent liabilities, including the defense or settlement thereof, subject to certain limitations. All costs and expenses that Tyco International incurs in connection with the defense of such litigation, other than the amount of any judgment or settlement, which is allocated in the manner described above, will be borne equally by Tyco International, Covidien, and the Company. At the present time, all significant matters for which the Company shared responsibility with Tyco International and Covidien under the Separation and Distribution Agreement, which as previously reported in the Company's periodic filings generally related to securities class action cases and other securities cases, have been settled. Other than matters described below under "Compliance Matters," the Company presently is not aware of any additional legal matters which may arise for which it would bear a portion of the responsibility under the Separation and Distribution Agreement.

As previously reported in the Company's periodic filings, prior to the separation, Tyco International and certain of its former directors and officers were named as defendants in over 40 purported securities class action lawsuits. As a part of the Separation and Distribution Agreement, any existing or potential liabilities related to the securities class actions were allocated among Tyco International, Covidien, and the Company. The Company was responsible for 31% of potential liabilities that arose upon the resolution of the litigation pending at the time of separation.

14. Commitments and Contingencies (Continued)

During fiscal 2010, Tyco International settled the remaining significant securities lawsuit, a class action captioned *Stumpf v. Tyco International Ltd., et al.*, for $79 million, with the Company being responsible for $24 million pursuant to the sharing formula in the Separation and Distribution Agreement. The settlement agreement provides that a portion of the settlement fund will be set aside for potential opt-out claims. The Company cannot predict presently if any opt-out claims will be made and whether opt-out claims will exceed the amount allocated for such claims, requiring the Company to fund any portion under the sharing formula in the Separation and Distribution Agreement. As discussed below, the Company had previously established reserves for this case. As a result of the settlement of the *Stumpf* case, the Company concluded that reserves of $22 million could be released. Accordingly, pursuant to the sharing formula, the Company recorded income of $7 million during fiscal 2010. As of September 24, 2010, there were no remaining significant securities lawsuits outstanding.

During fiscal 2009, the Company recorded charges of $144 million for its share of Tyco International's settlements of several securities cases and its portion of the estimated probable loss for the then remaining securities litigation claims, including the *Stumpf* case, subject to the Separation and Distribution Agreement.

During fiscal 2008, the Company recorded charges of $34 million for its share of Tyco International's settlements of two securities cases and income of $12 million for the Company's portion of related recoveries of certain costs from insurers.

In fiscal 2007, the Company was allocated a charge from Tyco International of $922 million for a class action settlement settling the majority of the securities class action lawsuits. The portion allocated to the Company was consistent with the sharing percentage included in the Separation and Distribution Agreement. Tyco International placed funds in escrow for the benefit of the class. The escrow account earned interest that was payable to the class. In addition, interest was accrued on the class action settlement liability.

The finalization of the class action settlement in February 2008 resulted in the extinguishment of the Company's class action settlement liability of $3,020 million, interest in the escrow of $936 million, and class action settlement receivable of $2,084 million from the Consolidated Balance Sheet. The finalization of the settlement resulted in a decrease to cash flows from operating activities and an increase to cash flows from investing activities during fiscal 2008. It did not affect the cash balance on the Consolidated Balance Sheet because the Company had previously fully funded its portion of the class action settlement into an escrow account intended to be used to settle the liability, as mentioned above.

Compliance Matters

As previously reported in the Company's periodic filings, Tyco International received and has responded to various allegations that certain improper payments were made by Tyco International subsidiaries, including Tyco Electronics subsidiaries, in recent years prior to the separation. Tyco International reported to the U.S. Department of Justice and the Securities and Exchange Commission the investigative steps and remedial measures that it had taken in response to the allegations, including that it retained outside counsel to perform a company-wide baseline review of its policies, controls, and practices with respect to compliance with the Foreign Corrupt Practices Act ("FCPA"), and that it would continue to investigate and make periodic progress reports to these agencies. To date, the Company's baseline review has revealed that some of the Company's former business practices may not

14. Commitments and Contingencies (Continued)

have complied with FCPA requirements. At this time, the Company believes it has adequate amounts recorded related to these matters, the amount of which is not significant. Any judgment, settlement, or other cost incurred by Tyco International in connection with these matters not specifically allocated to Tyco International, Covidien, or the Company would be subject to the liability sharing provisions of the Separation and Distribution Agreement.

Income Taxes

In connection with the separation, the Company entered into a Tax Sharing Agreement that generally governs Covidien's, Tyco Electronics', and Tyco International's respective rights, responsibilities, and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of Covidien or Tyco Electronics to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Internal Revenue Code (the "Code") or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, upon separation, the Company entered into certain guarantee commitments and indemnifications with Tyco International and Covidien. Under these agreements, principally the Tax Sharing Agreement, Tyco International, Covidien, and Tyco Electronics share 27%, 42%, and 31%, respectively, of certain contingent liabilities relating to unresolved pre-separation tax matters of Tyco International. The effect of the Tax Sharing Agreement is to indemnify the Company for 69% of certain liabilities settled in cash by the Company with respect to unresolved pre-separation tax matters. Pursuant to that indemnification, the Company has made similar indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies relating to unresolved pre-separation tax matters. If any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, the Company would be responsible for a portion of the defaulting party or parties' obligation. The Company is responsible for all of its own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Tyco International and Covidien are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

Prior to separation, certain of the Company's subsidiaries filed combined tax returns with Tyco International. Those and other of the Company and its subsidiaries' income tax returns are periodically examined by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments. Tyco International, as the U.S. income tax audit controlling party under the Tax Sharing Agreement, is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest that management has assessed under the uncertain tax position provisions of ASC 740, *Income Taxes,* which relate specifically to Tyco Electronics entities, have been recorded on the Consolidated Financial Statements. In addition, the Company may be required to fund portions of Covidien and Tyco International's tax obligations. Estimates about these guarantees have also been recognized on the Consolidated Financial Statements. See Note 13 for additional information.

In prior years, in connection with the IRS audit of various fiscal years, Tyco International submitted to the IRS proposed adjustments to these prior period U.S. federal income tax returns

14. Commitments and Contingencies (Continued)

resulting in a reduction in the taxable income previously filed. The IRS accepted substantially all of the proposed adjustments for fiscal 1997 through 2000 for which the IRS had completed its field work. On the basis of previously accepted amendments, the Company has determined that acceptance of adjustments presented for additional periods through fiscal 2006 is more likely than not to be accepted and, accordingly, has recorded them, as well as the impacts of the adjustments accepted by the IRS, on the Consolidated Financial Statements.

In fiscal 2009, certain proposed adjustments to U.S. federal income tax returns were completed by Tyco International and in connection with these adjustments, the Company recorded a $97 million increase in income tax liabilities, a $10 million increase in deferred tax assets, a $60 million increase in the receivable from Tyco International and Covidien in connection with the Tax Sharing Agreement, and a $27 million charge to contributed surplus. See Note 13 for additional information regarding the indemnification liability to Tyco International and Covidien.

As the Company's tax return positions continue to be updated for periods prior to separation, additional adjustments may be identified and recorded on the Consolidated Financial Statements. While the final adjustments cannot be determined until the income tax return amendment process is completed, the Company believes that any resulting adjustments will not have a material impact on its results of operations, financial position, or cash flows. Additionally, adjustments may be recorded to shareholders' equity in the future for the impact of filing final or amended income tax returns in certain jurisdictions where those returns include a combination of Tyco International, Covidien, and/or the Company's subsidiaries for the periods prior to the separation.

During fiscal 2007, the IRS concluded its field examination of certain of Tyco International's U.S. federal income tax returns for the years 1997 through 2000 and issued Revenue Agent Reports which reflect the IRS' determination of proposed tax adjustments for the 1997 through 2000 period. Tyco International has appealed certain proposed adjustments totaling approximately $1 billion. Additionally, the IRS proposed civil fraud penalties against Tyco International arising from alleged actions of former executives in connection with certain intercompany transfers of stock in 1998 and 1999. Based upon statutory guidelines, Tyco International estimates the proposed penalties could range between $30 million and $50 million, and it is the Company's understanding that Tyco International is vigorously opposing the assertion of any such penalties. The penalty is asserted against a prior subsidiary of Tyco International that was distributed to Tyco Electronics in connection with the separation. Any penalty ultimately imposed upon the Tyco Electronics subsidiary would be subject to sharing with Tyco International and Covidien under the Tax Sharing Agreement. It is the Company's understanding that Tyco International has made progress during fiscal 2010 towards resolving a substantial number of the proposed tax adjustments for the years 1997 through 2000; however, several significant matters remain in dispute. The primary issues in dispute involve the tax treatment of certain intercompany transactions. If Tyco International is not able to resolve these contested adjustments through the IRS appeals process, it may choose to litigate the disputed issues. In addition, Tyco International could settle with the IRS and pay any related deficiencies for the undisputed tax adjustments within the next twelve months.

14. Commitments and Contingencies (Continued)

The IRS continues to audit certain Tyco International income tax returns for the years 2001 through 2004 and is nearing completion of its fieldwork for this period. It is possible that the audit for the years 2001 through 2004 will conclude within the next twelve months. During the fourth quarter of fiscal 2009, Tyco International settled a matter with the IRS concerning certain tax deductions claimed on Tyco International's income tax returns for the years 2001 through 2004. As a result of this settlement, the Company recorded a $28 million income tax charge in the fourth quarter of fiscal 2009 to reflect the disallowance of a portion of these deductions.

The Company has reflected $244 million of liabilities related to the audits of Tyco International's income tax returns for 1997 through 2000 and 2001 through 2004 in accrued and other current liabilities as certain of these matters could be resolved within one year. It is anticipated that the IRS will commence its audit of certain Tyco International income tax returns for the years 2005 through 2007 in fiscal 2011.

The Company continues to believe that the amounts recorded in its Consolidated Financial Statements relating to the matters discussed above are appropriate. However, the ultimate resolution is uncertain and could result in a material impact to the Company's results of operations, financial position, or cash flows.

Environmental Matters

The Company is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations, and alternative cleanup methods. As of fiscal year end 2010, the Company concluded that it was probable that it would incur remedial costs in the range of $14 million to $24 million. As of fiscal year end 2010, the Company concluded that the best estimate within this range is $14 million, of which $6 million is included in accrued and other current liabilities and $8 million is included in other liabilities on the Consolidated Balance Sheet. In view of the Company's financial position and reserves for environmental matters of $14 million, the Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its results of operations, financial position, or cash flows.

Matters Related to the Company's Former Wireless Systems Business

Certain liabilities and contingencies related to the Company's former Wireless Systems business were retained by the Company when this business was sold in fiscal 2009. These include certain retained liabilities related to the State of New York contract and a contingent purchase price commitment related to the acquisition of Com-Net by the Wireless Systems business in 2001. See additional information below. Also, see Note 5 for additional information regarding the divestiture of the Wireless Systems business.

State of New York Contract

On September 19, 2005, the Company was awarded a twenty-year lease contract with the State of New York to construct, operate, and maintain a statewide wireless communications network for use by state and municipal first responders. On August 29, 2008, the Company was served by the State with a default notice related to the first regional network, pursuant to the contract. Under the terms of the

14. Commitments and Contingencies (Continued)

contract, the Company had 45 days to rectify the purported deficiencies noted by the State. On October 16, 2008, the Company informed the State that all technical deficiencies had been remediated and the system was operating in accordance with the contract specifications and certified the system ready for testing. The State conducted further testing during November and December 2008. On January 15, 2009, the State notified the Company that, in the State's opinion, the Company had not fully remediated the issues cited by the State and it had determined that the Company was in default of the contract and that it had exercised its right to terminate the contract. The State contends that it has the right under the contract to recoup costs incurred by the State in conjunction with the implementation of the network, and as a result of this contention, on January 16, 2009, the State drew down $50 million against an irrevocable standby letter of credit funded by the Company. The State has the ability to draw up to an additional $50 million against the standby letter of credit, although the Company disputes that the State has any basis to do so.

On February 13, 2009, the Company filed a claim in the New York Court of Claims, seeking over $100 million in damages, and alleging a number of causes of action, including breach of contract, unjust enrichment, defamation, conversion, breach of the covenant of good faith and fair dealing, the imposition of a constructive trust, and seeking a declaration that the State terminated the contract "for convenience." In September 2009, the Court granted the State's motion to dismiss all counts of the complaint, with the exception of the breach of contract claims. In November 2009, the State filed an answer to the complaint and counterclaim asserting breach of contract and alleging that the State has incurred damages in excess of $275 million. The Company moved to dismiss the counterclaim in February 2010, and in June 2010 the Court denied the motion. The Company filed its answer to the State's counterclaim in July 2010. The Company believes that the counterclaim is without merit and intends to vigorously pursue its claims in this matter.

As a result of these actions, in the first quarter of fiscal 2009, the Company recorded pre-tax charges totaling $111 million associated with this contract. These charges are reflected in loss from discontinued operations on the Consolidated Statement of Operations as a result of the Company's sale of the Wireless Systems business. See Note 5 for further discussion of discontinued operations and the sale of the Wireless Systems business. The charges included an impairment charge of $61 million to write-off all costs incurred in constructing the network as well as a charge equal to the amount drawn by the State against the standby letter of credit of $50 million. The assets related to the impairment charge were previously reflected primarily as inventories on the Consolidated Balance Sheet.

Com-Net

At September 24, 2010, the Company had a contingent purchase price commitment of $80 million related to its fiscal 2001 acquisition of Com-Net. This represents the maximum amount payable to the former shareholders of Com-Net only after the construction and installation of a communications system for the State of Florida is finished and the State of Florida has approved the system based on the guidelines set forth in the contract. Under the terms of the purchase and sale agreement, the Company does not believe it has any obligation to the sellers. However, the sellers have contested the Company's position and initiated a lawsuit in June 2006 in the Court of Common Pleas in Allegheny County, Pennsylvania, which is in the motion pleading and discovery phase. A liability for this contingency has not been recorded on the Consolidated Financial Statements as the Company does not believe that any payment is probable or estimable at this time.

15. Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, debt, and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable, and accounts payable approximated book value as of September 24, 2010 and September 25, 2009. See Note 12 for disclosure of the fair value of debt and Note 16 for additional information on fair value measurements, including the fair value of derivative instruments.

The Company uses derivative and non-derivative financial instruments to manage certain exposures to foreign currency, interest rate, and commodity risks.

Foreign Exchange Risks

As part of managing the exposure to changes in foreign currency exchange rates, the Company utilizes foreign currency forward and swap contracts, a portion of which are designated as cash flow hedges. The objective of these contracts is to minimize impacts to cash flows and profitability due to changes in foreign currency exchange rates on intercompany transactions, accounts receivable, accounts payable, and other cash transactions.

The Company expects that significantly all of the balance in accumulated other comprehensive income associated with the cash flow hedge-designated instruments addressing foreign exchange risks will be reclassified into the Consolidated Statements of Operations within the next twelve months.

Interest Rate and Investment Risk Management

The Company issues debt, from time to time, in capital markets to fund its operations and capital needs. Such borrowings can result in interest rate exposure. To manage the interest rate exposure and to minimize overall interest cost, the Company uses interest rate swaps to convert a portion of fixed-rate debt into variable-rate debt (via fair value hedge designation) and/or convert a portion of variable-rate debt into fixed-rate debt (via cash flow hedge designation). The Company uses forward starting interest rate swaps and swaptions to manage interest rate exposure in periods prior to the anticipated issuance of fixed-rate debt (via cash flow hedge designation). The Company also utilizes interest rate swap and swaption contracts, a portion of which are designated as cash flow hedges, to manage interest rate exposures on cash and cash equivalents and earnings volatility related to certain non-qualified deferred compensation liabilities.

During fiscal 2010, the Company purchased swaptions and entered into forward starting interest rate swaps to manage interest rate exposure prior to the probable issuance of fixed-rate debt when the Company's 6.00% senior notes mature in fiscal 2012. The swaptions and forward starting interest rate swaps are based on a total notional amount of $400 million and were designated as cash flow hedges of the probable interest payments. Premiums of $6 million paid to enter into the swaptions will be recognized as interest expense over the term of the swaptions. The effective portion of swaptions and forward starting interest rate swaps is recorded in accumulated other comprehensive income and will be recognized in earnings as interest expense over the term of the anticipated debt issuance. There were no outstanding interest rate swaps designated as cash flow hedges as of September 25, 2009.

During fiscal 2010, the Company entered into an interest rate swap designated as a fair value hedge on $50 million principal amount of the 6.00% senior notes. The maturity date of the interest rate swaps coincides with the maturity date of the underlying debt. Under this contract, the Company receives fixed rates of interest applicable to the underlying debt and pays floating rates of interest

15. Financial Instruments (Continued)

based on the one month U.S. Dollar London interbank offered rate. As of September 25, 2009, the Company had no outstanding interest rate swaps designated as fair value hedges.

During fiscal 2009, the Company terminated interest rate swaps designated as fair value hedges on $300 million principal amount of the 6.55% senior notes and $200 million principal amount of the 6.00% senior notes. Prior to the termination, the interest rate swaps were marked to fair value, resulting in premiums of $49 million and $14 million associated with the 6.55% senior notes and 6.00% senior notes, respectively. The premiums will be recognized as a reduction in interest expense over the life of the respective notes.

The Company utilizes interest rate swap and swaption contracts, a portion of which are designated as cash flow hedges, to manage interest rate exposure on a notional amount of $40 million of cash and cash equivalents. Premiums received related to swaptions are recognized as interest income over the term of the swaptions. Ineffectiveness is recognized in interest income. The effective portion of the derivatives designated as cash flow hedges is recorded in accumulated other comprehensive income and will be recognized in earnings as interest income over the term of the instrument. Premiums received, ineffective amounts recognized in earnings, and amounts recorded in accumulated other comprehensive income were not material during the year ended September 24, 2010. The fair value of the contracts was not material as of September 24, 2010; no such contracts existed as of September 25, 2009.

The Company utilizes a swap to manage exposure related to certain of the Company's non-qualified deferred compensation liabilities. The notional amount of the swap is $19 million and acts as an economic hedge of changes in a portion of the liabilities. Both the change in value of the swap contract and the non-qualified deferred compensation liabilities are recorded in selling, general, and administrative expense. The fair value of the contract was not material as of September 24, 2010; no such contracts existed as of September 25, 2009.

Commodity Hedges

As part of managing the exposure to certain commodity price fluctuations, the Company utilizes commodity swap contracts, all of which are designated as cash flow hedges. The objective of these contracts is to minimize impacts to cash flows and profitability due to changes in prices of commodities used in production.

At September 24, 2010 and September 25, 2009, the Company's commodity hedges had notional values of $108 million and $29 million, respectively. The Company expects that significantly all of the balance in accumulated other comprehensive income associated with the commodities hedges will be reclassified into the Consolidated Statements of Operations within the next twelve months.

Hedges of Net Investment

The Company hedges its net investment in certain foreign operations using intercompany non-derivative financial instruments denominated in the same currencies. The aggregate notional value of these hedges was $1,672 million and $1,027 million at September 24, 2010 and September 25, 2009, respectively. The Company reclassified foreign exchange losses of $25 million, $72 million, and $168 million in fiscal 2010, 2009, and 2008, respectively. These amounts were recorded as currency translation, a component of accumulated other comprehensive income, offsetting foreign exchange

15. Financial Instruments (Continued)

gains or losses attributable to the translation of the net investment. See Note 22 for additional information.

Derivative Instrument Summary

The fair value of the Company's derivative instruments at September 24, 2010 and September 25, 2009 is summarized below.

	September 24, 2010		September 25, 2009	
	Fair Value of Asset Positions(1)	Fair Value of Liability Positions(2)	Fair Value of Asset Positions(1)	Fair Value of Liability Positions(2)
	(in millions)			
Derivatives designated as hedging instruments:				
Foreign currency contracts(3)	$ 4	$—	$ 4	$ 2
Interest rate swaps and swaptions	3	12	—	—
Commodity swap contracts	12	—	1	—
Total derivatives designated as hedging instruments	19	12	5	2
Derivatives not designated as hedging instruments:				
Foreign currency contracts(3)	5	3	8	11
Investment swaps	2	—	—	—
Total derivatives not designated as hedging instruments	7	3	8	11
Total derivatives	$26	$15	$13	$13

(1) All foreign currency derivatives, commodity swap derivatives, and investment swap derivatives that are in asset positions are recorded in prepaid expenses and other current assets on the Consolidated Balance Sheets, except where a right of offset against liability positions exists. Derivative instruments in prepaid expenses and other current assets on the Consolidated Balance Sheets totaled $22 million and $4 million at September 24, 2010 and September 25, 2009, respectively. All interest rate swaps and swaption derivatives in asset positions are recorded in other assets on the Consolidated Balance Sheets and totaled $3 million at September 24, 2010.

(2) All foreign currency derivatives, commodity swap derivatives, and investment swap derivatives that are in liability positions are recorded in accrued and other current liabilities on the Consolidated Balance Sheet, except where a right of offset against asset positions exists. Derivative instruments in accrued and other current liabilities on the Consolidated Balance Sheets totaled $2 million and $4 million at September 24, 2010 and September 25, 2009, respectively. All interest rate swaps and swaption derivatives in liability positions are recorded in other liabilities on the Consolidated Balance Sheets and totaled $12 million at September 24, 2010.

(3) Contracts are presented gross without regard to any right of offset that exists.

15. Financial Instruments (Continued)

The effects of derivative instruments designated as fair value hedges on the Consolidated Statement of Operations at fiscal year end 2010 and 2009 were as follows:

Derivatives Designated as Fair Value Hedges	Gain (Loss) Recognized		
		Fiscal	
	Location	2010	2009
		(in millions)	
Interest rate swaps[1]	Interest expense	$ 6	$ 8
Interest rate swaps[2]	Other income	—	12
Total		$ 6	$20

(1) Certain interest rate swaps were terminated in December 2008. Terminated interest rate swaps resulted in all gains presented in this table. Interest rate swaps in place at September 24, 2010 had no gain or loss recognized in the Consolidated Statement of Operations during fiscal 2010 or 2009.

(2) As a result of the Company's 2009 tender offer, as discussed in Note 12, the Company recognized $12 million of the premiums as a component of the gain on retirement of debt included in other income (expense), net on the Consolidated Statement of Operations in fiscal 2009.

The effects of derivative instruments designated as cash flow hedges on the Consolidated Statements of Operations at fiscal year end 2010 and 2009 were as follows:

Derivatives Designated as Cash Flow Hedges	Gain (Loss) Recognized in OCI (Effective Portion)	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded From Effectiveness Testing)	
	Amount	Location	Amount	Location	Amount
			(in millions)		
Fiscal year end 2010:					
Foreign currency contracts	$ 4	Cost of sales	$ 2	Cost of sales[1]	$—
Commodity swap contracts	20	Cost of sales	9	Cost of sales	—
Interest rate swaps and swaptions[2]	(12)	Interest expense	(5)	Interest expense	(5)
Total	$ 12		$ 6		$(5)
Fiscal year end 2009:					
Foreign currency contracts	$ 1	Cost of sales	$(1)	Cost of sales[1]	$—
Commodity swap contracts	3	Cost of sales	3	Cost of sales	—
Forward starting interest rate swaps[2]	—	Interest expense[3]	(9)	Interest expense	—
Total	$ 4		$(7)		$—

(1) Depending on the nature of the hedge, ineffectiveness is recorded in cost of sales or selling, general, and administrative expenses.

(2) Certain forward starting interest rate swaps were terminated in September 2007. Terminated forward starting interest rate swaps resulted in losses of $5 million and $9 million reflected in interest expense in fiscal 2010 and 2009, respectively. Forward starting interest rate swaps in place at September 24, 2010 resulted in losses of $12 million in other comprehensive

15. Financial Instruments (Continued)

income related to the effective portions of the hedge during fiscal 2010. Interest rate swaptions in place at September 24, 2010 resulted in no gains or losses in other comprehensive income related to the effective portions of the hedge and losses of $5 million in interest expense as a result of amounts excluded from the hedging relationship during fiscal 2010.

(3) Interest expense recognized during fiscal 2009 included $3 million of interest expense recognized as a result of the Company's 2009 tender offer. See Note 12 for additional information regarding the tender offer.

The effects of derivative instruments not designated as hedging instruments on the Consolidated Statements of Operations at fiscal year end 2010 and 2009 were as follows:

Derivatives not Designated as Hedging Instruments	Gain (Loss) Recognized Location	Fiscal 2010	 2009
		(in millions)	
Foreign currency contracts	Selling, general, and administrative expenses	$18	$(178)
Investment swaps	Selling, general, and administrative expenses	2	—
Total		$20	$(178)

During fiscal 2010 and 2009, the Company incurred gains of $18 million and losses of $178 million a result of marking foreign currency derivatives not designated as hedging instruments to fair value. Fiscal 2010 gains are largely offset by losses realized as a result of re-measuring the underlying assets and liabilities denominated in foreign currencies to primarily the Euro or U.S. Dollar. Fiscal 2009 losses are primarily related to changes in certain Eastern European currencies during the first quarter of fiscal 2009 and are largely offset by the gains realized as a result of re-measuring the underlying assets and liabilities denominated in foreign currencies to primarily the Euro or U.S. Dollar.

16. Fair Value Measurements

Guidance on fair value measurement in ASC 820, *Fair Value Measurements and Disclosures*, specifies a fair value hierarchy based upon the observability of the inputs utilized in valuation of certain assets and liabilities. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. Fair value measurements are classified under the following hierarchy:

- Level 1—Quoted prices in active markets for identical assets and liabilities.
- Level 2—Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flows methodologies, and similar techniques that use significant unobservable inputs.

16. Fair Value Measurements (Continued)

Financial assets and liabilities recorded at fair value on a recurring basis were as follows:

Description	Fair Value Measurements Using Inputs Considered as			Fair Value
	Level 1	Level 2	Level 3	
	(in millions)			
September 24, 2010:				
Assets:				
Commodity swap contracts	$12	$—	$—	$ 12
Interest rate swaps and swaptions	—	3	—	3
Investment swap contracts	—	2	—	2
Foreign currency contracts	—	8	—	8
Rabbi trust assets	6	78	—	84
Total assets at fair value	$18	$91	$—	$109
Liabilities:				
Interest rate swaps and swaptions	$—	$12	$—	$ 12
Foreign currency contracts	—	2	—	2
Total liabilities at fair value	$—	$14	$—	$ 14
September 25, 2009:				
Assets:				
Commodity swap contracts	$ 1	$—	$—	$ 1
Foreign currency contracts	—	3	—	3
Rabbi trust assets	7	69	—	76
Total assets at fair value	$ 8	$72	$—	$ 80
Liabilities:				
Foreign currency contracts	$—	$ 4	$—	$ 4

The Company did not have significant financial assets or liabilities that are measured at fair value on a non-recurring basis.

The following is a description of the valuation methodologies used for the respective financial assets and liabilities measured at fair value on a recurring basis:

- Commodity swap contracts—Fair value of these assets and liabilities is determined using quoted prices on futures exchanges (level 1).
- Interest rate swaps and swaptions—Fair value of these assets is determined based on observable inputs other than quoted prices. The positions are primarily valued using market approach models that use readily observable interest rates as their basis (level 2).
- Investment swap contracts—Fair value of these assets is determined based on observable inputs other than quoted prices. The positions are primarily valued using market approach models that use readily observable equity returns as their basis (level 2).

16. Fair Value Measurements (Continued)

- Foreign currency contracts—Fair value of these assets and liabilities is determined using the market approach. Values are based on observable market transactions of spot currency rates and forward rates (level 2).
- Rabbi trust assets—Rabbi trust assets are principally comprised of equity securities that are marked to fair value based on unadjusted quoted prices in active markets (level 1) and fixed income securities that are marked to fair value based on quoted market prices or other pricing determinations based on the results of market approach valuation models using observable market data such as recently reported trades, bid and offer information, and benchmark securities (level 2). During fiscal 2010, the Company concluded that fixed income securities reflect level 2 valuations and corrected amounts presented in fiscal 2009 to conform to the current year presentation.

The majority of derivatives entered into by the Company are valued using the over-the-counter quoted market prices for similar instruments. The Company does not believe that fair values of these derivative instruments materially differ from the amounts that could be realized upon settlement or maturity.

The Company adopted fair value recognition, measurement, and disclosure provisions for non-financial assets and liabilities on September 26, 2009. Assets and liabilities subject to this new guidance primarily include goodwill, indefinite-lived intangible assets, and long-lived assets measured at fair value for impairment assessments, and non-financial assets and liabilities measured at fair value in business combinations. Adoption of these provisions did not have a material impact on the Company's results of operations, financial position, or cash flows.

As of September 24, 2010, the Company did not have any non-financial assets or liabilities that are measured at fair value.

During fiscal 2010, the Company used significant other observable inputs (level 2) to calculate a $12 million impairment charge related to the Dulmison connectors and fittings product line sold during fiscal 2010 for $12 million. See Note 4 for additional information.

17. Retirement Plans

Adoption of Measurement Date Provisions and Funded Status Recognition Provisions of ASC 715

In the fourth quarter of fiscal 2009, the Company adopted the measurement date provisions of ASC 715, *Compensation—Retirement Benefits*, which require that plan assets and benefits obligations be measured as of fiscal year end. Prior to adoption of this provision, the Company's measurement date was August 31. The Company elected not to re-measure plan assets and benefit obligations as of the first day of fiscal 2009. As a result, the impact of adoption in fiscal 2009 was an after-tax charge of $7 million to accumulated deficit and an after-tax increase of $2 million in accumulated other comprehensive income on the Consolidated Balance Sheet.

17. Retirement Plans (Continued)

Defined Benefit Pension Plans

The Company has a number of contributory and noncontributory defined benefit retirement plans covering certain of its U.S. and non-U.S. employees, designed in accordance with local customs and practice. Net periodic pension benefit cost is based on the utilization of the projected unit credit method of calculation and is charged to the Consolidated Statements of Operations on a systematic basis over the expected average remaining service lives of current participants. Contribution amounts are actuarially determined. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation.

The net periodic benefit cost (credit) for all U.S. and non-U.S. defined benefit pension plans in fiscal 2010, 2009, and 2008 was as follows:

	U.S. Plans			Non-U.S. Plans		
	Fiscal			Fiscal		
	2010	2009	2008	2010	2009	2008
	($ in millions)					
Service cost	$ 6	$ 7	$ 5	$ 58	$ 55	$ 73
Interest cost	54	58	56	83	81	83
Expected return on plan assets	(59)	(61)	(75)	(53)	(57)	(73)
Amortization of prior service credit	—	—	—	(1)	—	(2)
Amortization of net actuarial loss	33	15	7	29	13	8
Curtailment/settlement (gain) loss	2	—	1	—	—	(3)
Net periodic pension benefit cost (credit)	$ 36	$ 19	$ (6)	$116	$ 92	$ 86
Weighted-average assumptions used to determine net pension benefit cost (credit) during the period:						
Discount rate	5.85%	7.05%	6.35%	4.59%	5.11%	4.70%
Expected return on plan assets	7.69%	7.54%	7.99%	5.58%	5.75%	5.98%
Rate of compensation increase	4.00%	4.00%	4.00%	3.51%	3.63%	3.45%

17. Retirement Plans (Continued)

The following table represents the changes in benefit obligations, plan assets, and the net amount recognized on the Consolidated Balance Sheets for all U.S. and non-U.S. defined benefit plans at fiscal year end 2010 and 2009:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2010	2009	2010	2009
	($ in millions)			
Change in benefit obligations:				
Benefit obligation at beginning of fiscal year	$ 966	$ 858	$ 1,909	$1,785
Service cost	6	7	58	55
Interest cost	54	58	83	81
Employee contributions	—	—	5	5
Plan amendments	—	—	1	—
Actuarial loss	98	103	188	113
Benefits and administrative expenses paid	(61)	(62)	(73)	(80)
New plans	—	—	—	1
Curtailment/settlement gain	(5)	—	(16)	(54)
Impact of measurement date change	—	2	—	10
Currency translation	—	—	(18)	(7)
Benefit obligation at end of fiscal year	1,058	966	2,137	1,909
Change in plan assets:				
Fair value of plan assets at beginning of fiscal year	$ 799	$ 843	$ 977	$1,099
Actual return on plan assets	96	(30)	44	(60)
Employer contributions	54	52	125	100
Employee contributions	—	—	5	5
New plans	—	—	—	1
Benefits and administrative expenses paid	(61)	(62)	(73)	(80)
Settlement gain	(5)	—	(10)	(50)
Impact of measurement date change	—	(4)	—	—
Currency translation	—	—	(5)	(38)
Fair value of plan assets at end of fiscal year	883	799	1,063	977
Funded status	$ (175)	$(167)	$(1,074)	$ (932)
Amounts recognized on the Consolidated Balance Sheets:				
Other assets	$ —	$ —	$ 4	$ 7
Accrued and other current liabilities	(4)	(3)	(11)	(11)
Long-term pension and postretirement liabilities	(171)	(164)	(1,067)	(928)
Net amount recognized	$ (175)	$(167)	$(1,074)	$ (932)
Weighted-average assumptions used to determine pension benefit obligations at period end:				
Discount rate	5.10%	5.85%	3.97%	4.59%
Rate of compensation increase	4.00%	4.00%	3.50%	3.51%

17. Retirement Plans (Continued)

The pre-tax amounts recognized in accumulated other comprehensive income for all U.S. and non-U.S. defined benefit pension plans in fiscal 2010 and 2009 were as follows:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2010	2009	2010	2009
	(in millions)			
Change in net loss:				
Unrecognized net loss at beginning of fiscal year	$421	$238	$551	$326
Current year changes recorded to accumulated other comprehensive income	61	199	197	235
Amortization reclassified to earnings	(33)	(15)	(31)	(13)
Curtailment/settlement reclassified to earnings	—	—	(4)	(7)
Impact of measurement date change	—	(1)	—	(1)
Other	(3)	—	4	11
Unrecognized net loss at end of fiscal year	$446	$421	$717	$551
Change in prior service credits:				
Unrecognized prior service credit at beginning of fiscal year	$ —	$ —	$ (7)	$(13)
Amortization reclassified to earnings	—	—	2	—
Impact of measurement date change	—	—	—	2
Other	—	—	1	4
Unrecognized prior service credit at end of fiscal year	$ —	$ —	$ (4)	$ (7)

The estimated amortization from accumulated other comprehensive income into net periodic benefit cost in fiscal 2011 is as follows:

	U.S. Plans	Non-U.S. Plans
	(in millions)	
Amortization of net actuarial loss	$(35)	$(41)
Amortization of prior service credit	—	1
	$(35)	$(40)

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets by class and individual asset class performance expectations.

The investment strategy for the U.S. pension plans is governed by the Company's investment committee; investment strategies for non-U.S. pension plans are governed locally. The Company's investment strategy for its pension plans is to manage the plans on a going concern basis. Current investment policy is to achieve a reasonable return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants. Projected returns are based primarily on pro forma asset allocation, expected long-term returns, and forward-looking estimates of active portfolio and investment management.

During fiscal 2008, the Company's investment committee made the decision to change the target asset allocation of the U.S. plans' master trust from 60% equity and 40% fixed income to 30% equity

17. Retirement Plans (Continued)

and 70% fixed income in an effort to better align asset risk with the anticipated payment of benefit obligations. The target asset allocation transition began in fiscal 2008. Asset reallocation will continue over a multi-year period based on the funded status of the U.S. plans' master trust and market conditions.

Target weighted-average asset allocations and weighted-average asset allocations for U.S. and non-U.S. pension plans at fiscal year end 2010 and 2009 were as follows:

	U.S. Plans			Non-U.S. Plans		
	Target	Fiscal 2010	Fiscal 2009	Target	Fiscal 2010	Fiscal 2009
Asset Category:						
Equity securities	30%	44%	44%	39%	36%	40%
Debt securities	70	54	52	34	32	47
Insurance contracts and other investments	—	2	4	25	30	10
Real estate	—	—	—	2	2	3
Total	100%	100%	100%	100%	100%	100%

Tyco Electronics' common shares are not a direct investment of the Company's pension funds; however, the pension funds may indirectly include Tyco Electronics shares. The aggregate amount of the Tyco Electronics common shares would not be considered material relative to the total pension fund assets.

The Company's funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates as well as to make discretionary voluntary contributions from time to time. The Company anticipates that, at a minimum, it will make the minimum required contributions to its pension plans in fiscal 2011 of $4 million for U.S. plans and $64 million for non-U.S. plans.

Benefit payments, which reflect future expected service, as appropriate, are expected to be paid as follows:

	U.S. Plans	Non-U.S. Plans
	(in millions)	
Fiscal 2011	$ 59	$ 67
Fiscal 2012	59	70
Fiscal 2013	61	82
Fiscal 2014	61	79
Fiscal 2015	65	85
Fiscal 2016-2020	343	499

17. Retirement Plans (Continued)

The accumulated benefit obligation for all U.S. and non-U.S. plans as of fiscal year end 2010 and 2009 was as follows:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2010	2009	2010	2009
	(in millions)			
Accumulated benefit obligation	$1,054	$963	$1,802	$1,619

The accumulated benefit obligation and fair value of plan assets for U.S. and non-U.S. pension plans with accumulated benefit obligations in excess of plan assets at fiscal year end 2010 and 2009 were as follows:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2010	2009	2010	2009
	(in millions)			
Accumulated benefit obligation	$1,054	$958	$1,717	$1,560
Fair value of plan assets	883	794	962	900

The projected benefit obligation and fair value of plan assets for U.S. and non-U.S. pension plans with projected benefit obligations in excess of plan assets at fiscal year end 2010 and 2009 were as follows:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2010	2009	2010	2009
	(in millions)			
Projected benefit obligation	$1,058	$962	$2,103	$1,879
Fair value of plan assets	883	794	1,025	939

The Company values its pension assets based on the fair value hierarchy of ASC 820, *Fair Value Measurements and Disclosures*. Details of the fair value hierarchy are described in Note 16. The

17. Retirement Plans (Continued)

following table presents the Company's defined benefit pension plans' major asset categories and their associated fair value within the fair value hierarchy at fiscal year end 2010:

	U.S. Plans				Non-U.S. Plans			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
				(in millions)				
Equity:								
Equity securities:								
U.S. equity securities[1]	$173	$ —	$—	$173	$ 93	$ —	$ —	$ 93
Non-U.S. equity securities[1]	210	—	—	210	110	—	—	110
Commingled equity funds[2]	—	—	—	—	—	182	—	182
Fixed income:								
Government bonds[3]	—	60	—	60	—	128	—	128
Corporate bonds[4]	—	404	—	404	—	89	—	89
Commingled bond fund[5]	—	—	—	—	—	116	—	116
Structured products[6]	—	13	—	13	—	3	—	3
Real estate investments[7]	—	—	—	—	—	—	18	18
Insurance contracts[8]	—	—	—	—	—	242	—	242
Other[9]	—	11	—	11	—	24	—	24
Subtotal	$383	$488	$—	871	$203	$784	$ 18	1,005
Items to reconcile to fair value of plan assets[10]				12				58
Fair value of plan assets				$883				$1,063

(1) U.S. and Non-U.S. equity securities are valued at the closing price reported on the stock exchange on which the individual securities are traded.

(2) Commingled equity funds are pooled investments in multiple equity-type securities. Fair value is calculated as the closing price of the underlying investments, an observable market condition, divided by the number of shares of the fund outstanding.

(3) Government bonds are marked to fair value based on quoted market prices or market approach valuation models using observable market data such as quotes, spreads, and data points for yield curves.

(4) Corporate bonds are marked to fair value based on quoted market prices or market approach valuation models using observable market data such as quotes, spreads, and data points for yield curves.

(5) Commingled bond funds are pooled investments in multiple debt-type securities. Fair value is calculated as the closing price of the underlying investments, an observable market condition, divided by the number of shares of the fund outstanding.

(6) Structured products include collateralized obligations, and mortgage- and asset-backed securities. These fixed income securities are valued using institutional bid evaluations in which pricing vendors use models to arrive at an estimated price. The inputs to these models are considered to be observable, market-based data.

(7) Real estate investments include investments in commingled real estate funds. The investments are valued at their net asset value which is calculated using unobservable inputs that are supported by little or no market activity.

(8) Insurance contracts are valued using cash surrender value, or face value of the contract if a cash surrender value is unavailable. These values represent the amount that the plan would receive on termination of the underlying contract.

(9) Other investments are primarily comprised of derivatives and short term investments, which are marked to fair value using models that are supported by observable market based data.

(10) Items to reconcile to fair value of plan assets include amounts receivable for securities sold, amounts payable for securities purchased, and any cash balances, considered to be carried at book value, that are held in the plans.

17. Retirement Plans (Continued)

The following table sets forth a summary of changes in the fair value of Level 3 assets contained in the Non-U.S. plans during fiscal 2010:

	Real Estate
	(in millions)
Balance at September 26, 2009	$16
Return on assets held at end of year	1
Purchases, sales, and settlements, net	1
Balance at September 24, 2010	$18

Defined Contribution Retirement Plans

The Company maintains several defined contribution retirement plans, the most significant of which is located in the U.S., which include 401(k) matching programs, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants' compensation and was $56 million, $55 million, and $66 million for fiscal 2010, 2009, and 2008, respectively.

Deferred Compensation Plans

The Company maintains nonqualified deferred compensation plans, which permit eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts. The measurement funds correspond to a number of funds in Tyco Electronics' 401(k) plans and the account balance fluctuates with the investment returns on those funds. Total deferred compensation liabilities were $49 million and $43 million at fiscal year end 2010 and 2009, respectively. See Note 15 for additional information regarding the Company's risk management strategy related to deferred compensation liabilities.

Rabbi Trusts

The Company has established rabbi trusts, related to certain acquired companies, through which the assets may be used to pay non-qualified plan benefits. The trusts primarily hold bonds and equities. The rabbi trust assets are subject to the claims of the Company's creditors in the event of the Company's insolvency. The value of the assets held by these trusts, included in other assets on the Consolidated Balance Sheets, was $84 million and $76 million at fiscal year end 2010 and 2009, respectively. Total liabilities related to the assets held by the rabbi trust and reflected on the Consolidated Balance Sheets were $7 million and $9 million at fiscal year end 2010 and 2009, respectively. Plan participants are general creditors of the Company with respect to these benefits.

Postretirement Benefit Plans

In addition to providing pension and 401(k) benefits, the Company also provides certain health care coverage continuation for qualifying retirees from date of retirement to age 65.

17. Retirement Plans (Continued)

Net periodic postretirement benefit cost in fiscal 2010, 2009, and 2008 was as follows:

	Fiscal		
	2010	2009	2008
	($ in millions)		
Service cost	$ 1	$ 1	$ 1
Interest cost	2	2	2
Curtailment/settlement gain	—	(1)	—
Net periodic postretirement benefit cost	$ 3	$ 2	$ 3
Weighted-average assumptions used to determine net postretirement benefit cost during the period:			
Discount rate	6.05%	7.05%	6.35%
Rate of compensation increase	4.00%	4.00%	4.00%

The components of the accrued postretirement benefit obligations, substantially all of which are unfunded, at fiscal year end 2010 and 2009, were as follows:

	Fiscal	
	2010	2009
	($ in millions)	
Change in benefit obligations:		
Benefit obligation at beginning of fiscal year	$ 42	$ 38
Service cost	1	1
Interest cost	2	2
Actuarial loss	3	4
Benefits paid	(1)	(2)
Other	—	(1)
Benefit obligation at end of fiscal year	47	42
Change in plan assets:		
Fair value of assets at beginning of fiscal year	$ 3	$ 4
Employer contributions	1	1
Benefits paid	(1)	(2)
Fair value of plan assets at end of fiscal year	3	3
Funded status	$ (44)	$ (39)
Amounts recognized on the Consolidated Balance Sheets:		
Accrued and other current liabilities	$ (2)	$ (2)
Long-term pension and postretirement liabilities	(42)	(37)
Net amount recognized	$ (44)	$ (39)
Weighted-average assumptions used to determine postretirement benefit obligations at period end:		
Discount rate	4.95%	6.05%
Rate of compensation increase	4.00%	4.00%

17. Retirement Plans (Continued)

Unrecognized prior service costs and actuarial losses of $3 million and $4 million at fiscal year end 2010 and 2009, respectively, were recorded in accumulated other comprehensive income. Amortization of the current balance into net periodic benefit cost is expected to be immaterial in fiscal 2011.

The Company's investment strategy for its postretirement benefit plans is to achieve a reasonable return on assets, subject to a prudent level of portfolio risk. The plan is invested in debt securities, which are considered level 2 in the fair value hierarchy, and equity securities, which are considered level 1 in the fair value hierarchy, and targets an allocation of 50% in each category.

The Company expects to make contributions to its postretirement benefit plans of $2 million in fiscal 2011.

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows:

	(in millions)
Fiscal 2011	$ 3
Fiscal 2012	3
Fiscal 2013	3
Fiscal 2014	3
Fiscal 2015	3
Fiscal 2016-2020	14

Health care cost trend assumptions used to determine postretirement benefit obligations are as follows:

	Fiscal	
	2010	2009
Health care cost trend rate assumed for next fiscal year	7.98%	8.23%
Rate to which the cost trend rate is assumed to decline	4.50%	4.50%
Fiscal year the ultimate trend rate is achieved	2029	2029

A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(in millions)	
Effect on total of service and interest cost	$ —	$—
Effect on postretirement benefit obligation	4	(3)

18. Income Taxes

The Company's operations are conducted through its various subsidiaries in a number of countries throughout the world. The Company has provided for income taxes based upon the tax laws and rates in the countries in which its operations are conducted and income and loss from operations is subject to taxation. In fiscal 2009, the Company changed its place of incorporation from Bermuda to Switzerland. The Company does not expect the change to materially impact its tax provision or cash tax burden.

18. Income Taxes (Continued)

Significant components of the income tax provision (benefit) for fiscal 2010, 2009, and 2008 were as follows:

	Fiscal		
	2010	2009	2008
		(in millions)	
Current:			
United States:			
Federal	$ 342	$ (92)	$ 132
State	45	(16)	(20)
Non-U.S.	71	115	264
Current income tax provision	458	7	376
Deferred:			
United States:			
Federal	41	(482)	128
State	8	(11)	36
Non-U.S.	(14)	(81)	14
Deferred income tax provision (benefit)	35	(574)	178
	$ 493	$ (567)	$ 554

The U.S. and non-U.S. components of income (loss) from continuing operations before income taxes for fiscal 2010, 2009, and 2008 were as follows:

	Fiscal		
	2010	2009	2008
		(in millions)	
U.S.	$ 26	$(3,813)	$ 271
Non-U.S.	1,532	143	1,720
Income (loss) from continuing operations before income taxes	$1,558	$(3,670)	$1,991

18. Income Taxes (Continued)

The reconciliation between U.S. federal income taxes at the statutory rate and the Company's provision (benefit) for income taxes on continuing operations for fiscal 2010, 2009, and 2008 was as follows:

	Fiscal		
	2010	2009	2008
	(in millions)		
Notional U.S. federal income tax provision (benefit) at the statutory rate	$ 545	$(1,285)	$ 697
Adjustments to reconcile to the income tax provision (benefit):			
U.S. state income tax provision (benefit), net	34	(17)	3
Other (income) expense—Tax Sharing Agreement	(62)	24	(170)
Class action settlement	(2)	26	8
Divestitures and impairments	1	734	21
Tax law changes	(1)	(21)	5
Tax credits	(3)	(19)	(8)
Non-U.S. net earnings[(1)]	(257)	(119)	(108)
Nondeductible charges	16	6	10
Change in accrued income tax liabilities	267	48	100
Allocated loss (gain) on retirement of debt	—	(7)	—
Valuation allowance	(64)	48	23
Adjustment to tax account balances	—	—	(33)
Other	19	15	6
Provision (benefit) for income taxes	$ 493	$ (567)	$ 554

(1) Excludes asset impairments, nondeductible charges, and other items which are broken out separately in the table.

The tax provision for fiscal 2010 reflects a charge of $307 million primarily associated with certain proposed adjustments to prior year income tax returns and related accrued interest partially offset by an income tax benefit of $101 million recognized in connection with the completion of certain non-U.S. audits of prior year income tax returns. The charge of $307 million and the income tax benefit of $101 million are reflected in change in accrued income tax liabilities in fiscal 2010 in the reconciliation above. In addition, the effective income tax rate for fiscal 2010 reflects an income tax benefit of $72 million recognized in connection with a reduction in the valuation allowance associated with tax loss carryforwards in certain non-U.S. locations.

The tax provision for fiscal 2009 was impacted by the $3,547 million pre-tax impairment of goodwill for which a partial tax benefit of $523 million was recorded, a $144 million pre-tax charge related to pre-separation securities litigation for which a partial tax benefit of $25 million was recorded, a $28 million charge related to the settlement of a tax matter (see Note 14 for additional information), and a $24 million detriment related to a $68 million pre-tax expense recognized pursuant to the Company's Tax Sharing Agreement with Tyco International and Covidien. See Notes 14 and 19 for additional information regarding the Tax Sharing Agreement. Additionally, as discussed further below,

18. Income Taxes (Continued)

the fiscal 2009 tax provision included adjustments related to prior years tax returns, including a $49 million tax benefit reflected in change in accrued income tax liabilities in the reconciliation above.

During fiscal 2009, in connection with the IRS examination of the Company's 2001 through 2004 U.S. federal income tax returns, certain favorable adjustments were identified and presented to the IRS. These adjustments resulted in a net $49 million tax benefit included in the tax provision, a $42 million increase to deferred tax assets, and a $7 million reduction of income tax liabilities. The Company concluded these items were not material to current or prior years financial statements and, accordingly, recorded them during the fourth quarter of fiscal 2009.

The provision for fiscal 2008 includes a benefit of $170 million primarily related to the pre-tax income pursuant to the Tax Sharing Agreement with Tyco International and Covidien of $464 million recognized in connection with the adoption of the uncertain tax position provisions of ASC 740, *Income Taxes*, for which no tax was provided. The provision was also impacted by increased accruals in fiscal 2008 of interest related to uncertain tax positions partially offset by a $42 million benefit associated with a favorable settlement with a taxing authority for certain pre-separation tax issues. In addition, the provision for fiscal 2008 reflects the benefits of increased profitability in operations in lower tax rate jurisdictions, a $33 million benefit related to adjustments to tax account balances, a $25 million increase in the valuation allowance related to restructuring charges, and a $22 million tax detriment recorded in connection with the goodwill impairment charge for which a tax benefit was not fully realized.

During fiscal 2008, the Company, in connection with the implementation of certain new control processes, completed the analysis and reconciliation of its tax accounts. As a result of this analysis, the Company adjusted its tax account balances and recorded a $34 million reduction in income tax liabilities, a $1 million increase in deferred tax liabilities, and a $33 million benefit in the income tax provision.

18. Income Taxes (Continued)

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset at fiscal year end 2010 and 2009 were as follows:

	Fiscal	
	2010	2009
	(in millions)	
Deferred tax assets:		
Accrued liabilities and reserves	$ 276	$ 292
Tax loss and credit carryforwards	3,763	4,074
Inventories	52	79
Pension and postretirement benefits	372	301
Deferred revenue	7	20
Interest	268	196
Unrecognized tax benefits	436	349
Other	18	16
	5,192	5,327
Deferred tax liabilities:		
Intangible assets	(445)	(368)
Property, plant, and equipment	(76)	(86)
Other	(41)	(38)
	(562)	(492)
Net deferred tax asset before valuation allowance	4,630	4,835
Valuation allowance	(2,236)	(2,487)
Net deferred tax asset	$ 2,394	$ 2,348

At fiscal year end 2010, the Company had approximately $1,269 million of U.S. federal and $85 million of U.S state net operating loss carryforwards (tax effected) which will expire in future years through 2030. In addition, at fiscal year end 2010, the Company had approximately $136 million of U.S. federal tax credit carryforwards, of which $33 million have no expiration and $103 million will expire in future years through 2030, and $28 million of U.S. state tax credits carryforwards which will expire in future years through 2026. The Company also had $73 million of U.S. federal capital loss carryforwards (tax effected) expiring through 2015 at fiscal year end 2010.

At fiscal year end 2010, the Company had approximately $2,165 million of net operating loss carryforwards (tax effected) in certain non-U.S. jurisdictions, of which $1,807 million have no expiration and $358 million will expire in future years through 2025. Also, at fiscal year end 2010, there were $3 million of non-U.S. tax credit carryforwards which will expire in future years through 2024 and $4 million of non-U.S. capital loss carryforwards (tax effected), of which $3 million have no expiration and $1 million will expire in future years through 2017.

The valuation allowance for deferred tax assets of $2,236 million and $2,487 million at fiscal year end 2010 and 2009, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss, capital loss, and credit carryforwards in various jurisdictions. The Company believes that it will generate sufficient future taxable income to realize the tax benefits

18. Income Taxes (Continued)

related to the remaining net deferred tax assets on its Consolidated Balance Sheet. The valuation allowance was calculated in accordance with the provisions of ASC 740 which require that a valuation allowance be established or maintained when it is more likely than not that all or a portion of deferred tax assets will not be realized. At fiscal year end 2010, approximately $45 million of the valuation allowance relates to share-based compensation and will be recorded to equity if certain net operating losses and tax credit carryforwards are utilized.

The calculation of the Company's tax liabilities includes estimates for uncertainties in the application of complex tax regulations across multiple global jurisdictions where the Company conducts its operations. Under the uncertain tax position provisions of ASC 740, the Company recognizes liabilities for tax as well as related interest for issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes and related interest will be due. These tax liabilities and related interest are reflected net of the impact of related tax loss carryforwards as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon the eventual settlement with the tax authorities. These estimates may change due to changing facts and circumstances; however, due to the complexity of these uncertainties, the ultimate resolution may result in a settlement that differs from the Company's current estimate of the tax liabilities and related interest. Further, management has reviewed with tax counsel the issues raised by certain taxing authorities and the adequacy of these recorded amounts. If the Company's current estimate of tax and interest liabilities is less than the ultimate settlement, an additional charge to income tax expense may result. If the Company's current estimate of tax and interest liabilities is more than the ultimate settlement, income tax benefits may be recognized.

The Company has provided income taxes for earnings that are currently distributed as well as the taxes associated with several subsidiaries' earnings that are expected to be distributed in fiscal 2011. No additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to basis differences in investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. As of September 24, 2010, certain subsidiaries had approximately $14 billion of undistributed earnings that the Company intends to permanently reinvest. A liability could arise if the Company's intention to permanently reinvest such earnings were to change and amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Uncertain Tax Position Provisions of ASC 740

Effective September 29, 2007, the beginning of fiscal 2008, the Company adopted the uncertain tax position provisions of ASC 740. In connection with the adoption, the Company recorded a net increase in contingent tax liabilities of $1,015 million, an increase in deferred tax assets of $584 million, and a corresponding decrease in the opening balance of accumulated earnings of $431 million. Furthermore, pursuant to the Tax Sharing Agreement, certain contingent tax liabilities related to unresolved tax matters are subject to sharing between Tyco International, Covidien, and the Company. See Note 14 for additional information regarding responsibilities for unresolved pre-separation tax matters. Tyco International and Covidien are contractually obligated for $450 million of the Company's net increase in contingent tax liabilities recorded in connection with its adoption of the uncertain tax position

18. Income Taxes (Continued)

provisions of ASC 740. Accordingly, the Company recorded this amount in 2008 as other income and recorded the related increase in the receivable from Tyco International and Covidien for shared contingent tax liabilities. In addition, in connection with the adoption of the uncertain tax position provisions of ASC 740, the Company reassessed and decreased its guarantee liabilities pursuant to ASC 460, *Guarantees,* to Tyco International and Covidien and recorded $14 million of other income. See Note 13 for additional information regarding the Company's indemnifications under the Tax Sharing Agreement. These adjustments are summarized in the following table:

Adoption of Uncertain Tax Position Provisions of ASC 740 and Related Tax Sharing Agreement Income:

	Adjustment to Opening Balance of Accumulated Earnings	Tax Sharing Income
	(in millions)	
Contingent tax liabilities	$(1,015)	$450
Deferred tax assets	584	—
Guarantee liabilities pursuant to ASC 460	—	14
	$ (431)	$464

As of September 24, 2010, the Company had total unrecognized tax benefits of $1,689 million. If recognized in future periods, $1,603 million of these currently unrecognized tax benefits would impact the income tax provision and effective tax rate. As of September 25, 2009, the Company had total unrecognized tax benefits of $1,799 million. If recognized in future periods, $1,742 million of these unrecognized tax benefits would impact the income tax provision and effective tax rate. The following table summarizes the activity related to the Company's unrecognized tax benefits:

	Fiscal		
	2010	2009	2008
	(in millions)		
Balance at beginning of fiscal year	$1,799	$2,009	$1,906
Adjustments to beginning balance	—	—	123
Additions related to prior periods tax positions	104	57	259
Reductions related to prior periods tax positions	(205)	(292)	(312)
Additions related to current period tax positions	24	29	42
Settlements	(31)	(2)	(1)
Reductions due to lapse of applicable statute of limitations	(2)	(2)	(8)
Balance at end of fiscal year	$1,689	$1,799	$2,009

The Company records accrued interest as well as penalties related to uncertain tax positions as part of the provision for income taxes. As of September 24, 2010, the Company had recorded $1,252 million of accrued interest and penalties related to uncertain tax positions on the Consolidated Balance Sheet of which $1,119 million was recorded in income taxes and $133 million was recorded in

18. Income Taxes (Continued)

accrued and other current liabilities. During fiscal 2010, 2009, and 2008, the Company recognized $231 million, $82 million, and $115 million, respectively, of interest and penalties on the Consolidated Statements of Operations. As of September 25, 2009, the balance of accrued interest and penalties was $1,033 million of which $1,032 million was recorded in income taxes and $1 million was recorded in accrued and other current liabilities.

In fiscal 2007, the IRS concluded its field examination of certain of Tyco International's U.S. federal income tax returns for the years 1997 through 2000. Tyco International is in the process of appealing certain tax adjustments proposed by the IRS related to this period. In fiscal 2008, the IRS commenced its field examination of certain Tyco International U.S. federal income tax returns for the years 2001 through 2004. Tyco International's U.S. federal tax filings for years subsequent to 2004 also remain open to examination by the IRS. See Note 14 for additional information regarding the status of IRS examinations.

The Company files income tax returns on a combined, unitary, or stand-alone basis in multiple state and local jurisdictions, which generally have statutes of limitations ranging from 3 to 4 years. Various state and local income tax returns are currently in the process of examination or administrative appeal.

The Company's non-U.S. subsidiaries file income tax returns in the countries in which they have operations. Generally, these countries have statutes of limitations ranging from 3 to 10 years. Various non-U.S. subsidiary income tax returns are currently in the process of examination by taxing authorities.

18. Income Taxes (Continued)

As of September 24, 2010, under applicable statutes, the following tax years remained subject to examination in the major tax jurisdictions indicated:

Jurisdiction	Open Years
Belgium	2007 through 2010
Brazil	2005 through 2010
Canada	2002 through 2010
China	2000 through 2010
Czech Republic	2007 through 2010
France	2007 through 2010
Germany	2008 through 2010
Hong Kong	2004 through 2010
India	2003 through 2010
Italy	2005 through 2010
Japan	2004 through 2010
Korea	2005 through 2010
Luxembourg	2005 through 2010
Netherlands	2006 through 2010
Portugal	2007 through 2010
Singapore	2000 through 2010
Spain	2005 through 2010
Switzerland	2008 through 2010
United Kingdom	2007 through 2010
United States, federal and state and local	1994 through 2010

In most jurisdictions, taxing authorities retain the ability to review prior tax years and to adjust any net operating loss and tax credit carryforwards from these years that are utilized in a subsequent period.

Although it is difficult to predict the timing or results of certain pending examinations, it is the Company's understanding that Tyco International has made progress during fiscal 2010 towards resolving with the IRS certain disputed tax adjustments related to Tyco International's U.S. federal income tax returns for the years 1997 through 2000. Accordingly, Tyco International and the IRS could reach agreement on certain of these matters within the next twelve months. However, the ultimate resolution is uncertain, and it is not possible to estimate the impact of an agreement with respect to the amount of unrecognized tax benefits on the Consolidated Balance Sheet as of September 24, 2010.

The Company is not aware of any other matters that would result in significant changes to the amount of unrecognized tax benefits reflected on the Consolidated Balance Sheet as of September 24, 2010.

19. Other Income (Expense), Net

In fiscal 2010, the Company recorded net other income of $177 million, primarily consisting of income pursuant to the Tax Sharing Agreement with Tyco International and Covidien. The income in fiscal 2010 reflects a net increase to the receivable from Tyco International and Covidien primarily related to certain proposed adjustments to prior period income tax returns and related accrued interest,

19. Other Income (Expense), Net (Continued)

partially offset by a decrease related to the completion of certain non-U.S. audits of prior year income tax returns. See Note 14 for further information regarding the Tax Sharing Agreement.

In fiscal 2009, the Company recorded net other expense of $48 million, consisting of $68 million of expense pursuant to the Tax Sharing Agreement with Tyco International and Covidien, a $22 million gain on the retirement of debt, and $2 million of unrealized losses on rabbi trust assets. The $68 million of expense is attributable to a net reduction of an indemnification asset primarily as a result of the settlement of various matters with the IRS. See Note 12 for additional information regarding the gain on retirement of debt.

In fiscal 2008, the Company recorded other income of $486 million, pursuant to the Tax Sharing Agreement with Tyco International and Covidien, of which $464 million ($0.96 for basic earnings per share and $0.95 for diluted earnings per share in fiscal 2008) related to certain incremental tax liabilities recorded by the Company in connection with the adoption of the uncertain tax position provisions of ASC 740, *Income Taxes*. See Note 18 for additional information regarding the adoption of the uncertain tax position provisions of ASC 740.

20. Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to Tyco Electronics Ltd. by the basic weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed by dividing net income (loss) attributable to Tyco Electronics Ltd. by the weighted-average number of common shares outstanding adjusted for potentially dilutive unexercised share options and non-vested restricted share awards. The following table sets forth the denominators of the basic and diluted earnings (loss) per share computations:

	Fiscal		
	2010	2009	2008
	(in millions)		
Weighted-average shares outstanding:			
Basic	453	459	483
Share options and restricted share awards	4	—	3
Diluted	457	459	486

Certain share options were not included in the computation of diluted earnings (loss) per share because the instruments' underlying exercise prices were greater than the average market prices of Tyco Electronics' common shares and inclusion would be antidilutive. Such shares not included in the computation were 16 million, 20 million, and 21 million as of September 24, 2010, September 25, 2009, and September 26, 2008, respectively.

As a result of the Company's loss during fiscal 2009, non-vested restricted share awards and unexercised options to purchase Tyco Electronics' common shares with underlying exercise prices less than the average market prices were excluded from the calculation of diluted loss per share as inclusion of these share awards and options would have been antidilutive. Share awards and options not included in the computation were 1 million for fiscal 2009.

21. Shareholders' Equity

Change of Domicile

Effective June 25, 2009, the Company changed its jurisdiction of incorporation from Bermuda to Switzerland. In connection with the Change of Domicile and in accordance with the laws of Switzerland, the par value of the Company's common shares increased from $0.20 per share to 2.60 Swiss Francs ("CHF") per share (or $2.40 based on an exchange rate in effect on June 22, 2009). The Change of Domicile was approved at a special meeting of shareholders held on June 22, 2009. The following steps occurred in connection with the Change of Domicile, which did not result in a change to total Shareholders' Equity:

1) the par value of common shares was increased from $0.20 to CHF 2.60 through a 1-for-12 reverse share split, followed by the issuance of 11 fully paid bonus shares so that the same number of shares were outstanding before and after the Change of Domicile but with an increased par value per share, which reduced contributed surplus by $1.1 billion with a corresponding increase to common shares;
2) the cancellation of approximately 32 million shares held in treasury;
3) the elimination of share premium with a corresponding increase to contributed surplus, all of which was designated as freely distributable reserves for Swiss corporate and tax law purposes; and
4) the elimination of 125 million authorized preferred shares, none of which were issued and outstanding.

Common Shares

As a result of the adoption of the Company's articles of association in connection with the Change of Domicile but prior to the distributions to shareholders discussed under "Distributions to Shareholders" below, the Company's ordinary share capital was $1,124 million with 468 million registered common shares and a par value of CHF 2.60 (or $2.40 based on an exchange rate in effect on June 22, 2009). Subject to certain conditions specified in the articles of association, the shareholders have authorized the Company's board of directors to increase the Company's share capital (the value, in CHF, of authorized shares multiplied by the par value), by issuing up to 234 million conditional shares and up to 234 million authorized shares (until June 22, 2011). Although the Company states its par value in Swiss Francs, it continues to use the U.S. Dollar as its reporting currency for preparing its Consolidated Financial Statements.

Common Shares Held in Treasury

At September 24, 2010, approximately 4 million common shares were held directly in treasury and 21 million common shares held in treasury were owned by a subsidiary of the Company. At September 25, 2009, all common shares held in treasury were owned by a subsidiary of the Company. Shares held both directly and by the subsidiary are presented as treasury shares on the Consolidated Balance Sheet.

Contributed Surplus

Contributed surplus, subject to certain conditions, is a distributable reserve.

21. Shareholders' Equity (Continued)

Distributions to Shareholders

Under current Swiss law, distributions to shareholders made in the form of a reduction of registered share capital are exempt from Swiss withholding tax. Beginning on January 1, 2011, subject to the adoption of implementing regulations and amendments to Swiss tax law, distributions to shareholders made out of contributed surplus will be exempt from Swiss withholding tax. Distributions or dividends on the Company's shares must be approved by the Company's shareholders.

On June 22, 2009, the Company's shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of the Company's common shares of CHF 0.17 per share. During the quarter ended September 25, 2009, the distribution was paid in U.S. Dollars at a rate of $0.16 per share. This capital reduction reduced the par value of the Company's common shares from CHF 2.60 (equivalent to $2.40) to CHF 2.43 (equivalent to $2.24).

In October 2009, the Company's shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of the Company's common shares of CHF 0.34 (equivalent to $0.32) per share, payable in two equal installments in each of the first and second quarters of fiscal 2010. The Company paid the first and second installments of the distribution at a rate of $0.16 per share each during the quarters ended December 25, 2009 and March 26, 2010. These capital reductions reduced the par value of the Company's common shares from CHF 2.43 (equivalent to $2.24) to CHF 2.09 (equivalent to $1.92).

In March 2010, the Company's shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of the Company's common shares of CHF 0.72 (equivalent to $0.64) per share, payable in four equal installments in each quarter beginning in the third quarter of fiscal 2010 through the second quarter of fiscal 2011. The Company paid the first and second installments of the distribution at a rate of $0.16 per share each during the quarters ended June 25, 2010 and September 24, 2010. These capital reductions reduced the par value of the Company's common shares from CHF 2.09 (equivalent to $1.92) to CHF 1.73 (equivalent to $1.60).

Upon approval by the shareholders of a cash distribution in the form of a capital reduction, the Company records a liability with a corresponding charge to common shares. The unpaid portion of the distribution, CHF 0.36 (equivalent to $0.32) per share, was recorded in accrued and other current liabilities on the Consolidated Balance Sheet at September 24, 2010. There were no unpaid dividends and distributions to shareholders as of September 25, 2009.

Share Repurchase Program

During fiscal 2010, the Company purchased approximately 18 million of its common shares for $488 million. In fiscal 2009, the Company purchased approximately 6 million of its common shares for $125 million and also settled purchases of $27 million of its common shares which occurred prior to the end of fiscal 2008. In fiscal 2008, the Company purchased approximately 37 million of its common shares for $1,269 million, of which $1,242 million was paid as of September 26, 2008. Since inception of the share repurchase program, which had an authorization of $2.0 billion at September 24, 2010, the Company has purchased approximately 61 million shares for $1,882 million. See additional information regarding the share repurchase program in Note 26.

22. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income were as follows:

	Currency Translation[1]	Unrealized Gain (Loss) on Securities	Unrecognized Pension and Postretirement Benefit Costs	(Loss) Gain on Cash Flow Hedges	Accumulated Other Comprehensive Income
			(in millions)		
Balance at September 28, 2007	$1,352	$ 1	$(248)	$(53)	$1,052
Pre-tax current period change	(22)	—	(159)	8	(173)
Income tax (expense) benefit	—	(1)	52	(1)	50
Balance at September 26, 2008	1,330	—	(355)	(46)	929
Pre-tax current period change	(206)	—	(416)	11	(611)
Income tax benefit	—	—	137	—	137
Balance at September 25, 2009	1,124	—	(634)	(35)	455
Pre-tax current period change	(84)	—	(197)	6	(275)
Income tax (expense) benefit	—	—	67	(1)	66
Balance at September 24, 2010	$1,040	$—	$(764)	$(30)	$ 246

(1) Includes hedge of net investment foreign exchange gains or losses, offsetting foreign exchange gains or losses attributable to the translation of the net investments.

23. Share Plans

All equity awards (restricted share awards and share options) granted by the Company subsequent to separation were granted under the Tyco Electronics Ltd. 2007 Stock and Incentive Plan, as amended and restated (the "2007 Plan"). The 2007 Plan is administered by the management development and compensation committee of the board of directors of the Company, which consists exclusively of independent directors of the Company and provides for the award of share options, stock appreciation rights, annual performance bonuses, long-term performance awards, restricted units, deferred stock units, restricted shares, promissory shares, and other share-based awards (collectively, "Awards"). On March 10, 2010, the Company's shareholders approved a proposal to increase the number of shares issuable under the 2007 Plan by 15 million shares. As of September 24, 2010, the 2007 Plan provides for a maximum of 40 million common shares to be issued as Awards, subject to adjustment as provided under the terms of the 2007 Plan. The 2007 Plan allows for the use of authorized but unissued shares or treasury shares to be used to satisfy such awards. As of September 24, 2010, the Company had 17 million shares available under the 2007 Plan.

Prior to the separation on June 29, 2007, all equity awards held by Company employees were granted by Tyco International under Tyco International equity incentive plans. Based on the grant date, type of award, and employing company, awards converted from Tyco International to Tyco Electronics awards in different manners. As a result of the conversion, all Tyco Electronics restricted share awards granted to employees of Tyco International and Covidien are fully vested. Approximately 3 million vested options to purchase common shares of the Company are held by current or former employees of Tyco International and Covidien. All share option award conversions were done in accordance with Sections 409A and 424 of the Code.

23. Share Plans (Continued)

Restricted Share Awards

Restricted share awards are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant under the 2007 Plan. All restrictions on the award will lapse upon death or disability of the employee. If the employee satisfies retirement or normal retirement requirements, all or a portion of the award may lapse, depending on the terms and conditions of the particular grant. Recipients of restricted shares have the right to vote such shares and receive dividends, whereas recipients of restricted units have no voting rights and receive dividend equivalents. For grants that vest based on certain specified performance criteria, the fair market value of the shares or units is expensed over the period of performance, once achievement of criteria is deemed probable. For grants that vest through passage of time, the fair market value of the award at the time of the grant is amortized to expense over the period of vesting. The fair value of restricted share awards is determined based on the market value of the Company's shares on the grant date. Restricted share awards generally vest in increments over a period of four years as determined by the management development and compensation committee, or upon attainment of various levels of performance that equal or exceed targeted levels, if applicable. The compensation expense recognized for restricted share awards is net of estimated forfeitures.

Restricted share award activity for grants as of fiscal year end 2010 and changes during the year then ended is presented below:

Non-vested Restricted Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at September 25, 2009	4,252,190	$23.80
Granted	2,464,526	24.85
Vested	(1,481,456)	27.62
Forfeited	(190,448)	25.75
Non-vested at September 24, 2010	5,044,812	$23.12

The weighted-average grant-date fair value of restricted share awards granted during fiscal 2010, 2009, and 2008 were $24.85, $14.30, and $33.94, respectively.

As of fiscal year end 2010, there was $68 million of total unrecognized compensation cost related to non-vested restricted share awards. The cost is expected to be recognized over a weighted-average period of 2.4 years.

Share Options

Share options are granted to purchase the Company's common shares at prices which are equal to or greater than the market price of the common shares on the date the option is granted. Conditions of vesting are determined at the time of grant under the 2007 Plan. Options generally vest and become exercisable in equal annual installments over a period of four years and will generally expire 10 years after the date of grant.

23. Share Plans (Continued)

Share option activity for grants as of fiscal year end 2010 and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in millions)
Outstanding at September 25, 2009	25,635,095	$38.30		
Granted	4,047,500	24.72		
Exercised	(890,647)	13.66		
Expired	(3,499,751)	65.60		
Forfeited	(148,650)	25.57		
Outstanding at September 24, 2010	25,143,547	$33.26	5.0	$93
Vested and non-vested expected to vest at September 24, 2010	24,395,159	$33.53	5.0	$87
Exercisable at September 24, 2010	17,110,920	$38.16	3.4	$31

As of fiscal year end 2010, there was $34 million of total unrecognized compensation cost related to non-vested share options granted under the Company's share option plans. The cost is expected to be recognized over a weighted-average period of 1.9 years.

Share-Based Compensation

Share-based compensation cost during fiscal 2010, 2009, and 2008 totaled $64 million, $53 million, $62 million, respectively. All share-based compensation costs in continuing operations are included in selling, general, and administrative expenses. Share-based compensation expense of $2 million and $6 million has been included on the Consolidated Statements of Operations within income (loss) from discontinued operations, net of tax for fiscal 2009 and 2008, respectively. The Company has recognized a related tax benefit associated with its share-based compensation arrangements of $19 million, $13 million, and $17 million in fiscal 2010, 2009, and 2008, respectively.

The grant-date fair value of each share option grant is estimated using the Black-Scholes-Merton option pricing model. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected share price volatility was calculated based on the historical volatility of the stock of a composite of the Company's peers and implied volatility derived from exchange traded options on that same composite of peers. The average expected life was based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term which approximates the expected life assumed at the date of grant. The expected annual dividend per share was based on the Company's expected dividend rate. The compensation expense recognized is net of estimated forfeitures. Forfeitures are estimated based on voluntary termination behavior, as well as an analysis of actual option forfeitures.

23. Share Plans (Continued)

The weighted-average grant-date fair value of options granted during fiscal 2010, 2009, and 2008 and the weighted-average assumptions the Company used in the Black-Scholes-Merton option pricing model for fiscal 2010, 2009, and 2008 were as follows:

	Fiscal		
	2010	2009	2008
Weighted-average grant-date fair value	$6.88	$3.54	$8.87
Assumptions:			
Expected share price volatility	37%	39%	30%
Risk free interest rate	2.3%	2.4%	3.2%
Expected annual dividend per share	$0.64	$0.64	$0.59
Expected life of options (years)	5.0	5.0	5.0

The total intrinsic value of options exercised during fiscal 2010 and 2008 was $13 million and $39 million, respectively; total intrinsic value of options exercised during fiscal 2009 was insignificant. The total cash received by the Company related to the exercise of options totaled $12 million, $1 million, and $54 million in fiscal 2010, 2009, and 2008, respectively. The related excess cash tax benefit classified as a financing cash inflow for fiscal 2010, 2009, and 2008 on the Consolidated Statements of Cash Flows was not significant.

Employee Stock Purchase Plans

The Company also maintains employee stock purchase plans for the benefit of employees of certain qualified U.S. and non-U.S. subsidiaries. The terms of these plans provide employees the right to purchase shares of the Company's stock at a stated price and receive certain tax benefits. The significant plans are discussed below.

Substantially all full-time employees of the Company's U.S. subsidiaries and employees of certain qualified non-U.S. subsidiaries are eligible to participate in the Tyco Electronics Ltd. Employee Stock Purchase Plan (the "ESP Plan"). Eligible employees authorize payroll deductions to be made for the purchase of shares. The Company matches a portion of the employee contribution by contributing an additional 15% of the employee's payroll deduction on the first $40,000 of payroll deductions. All common shares purchased under the ESP Plan are purchased from a subsidiary of the Company. Participation in the ESP Plan began in December 2007. The Company incurred $1 million in matching contribution expense in each of fiscal 2010, 2009, and 2008.

Substantially all full-time employees of the Company's United Kingdom subsidiaries are eligible to participate in the Tyco Electronics Ltd. Savings Related Share Plan (the "UK SAYE Plan"). Under the UK SAYE Plan, eligible employees are granted options to purchase shares at 85% of the market price at the time of grant. Options under the UK SAYE Plan are generally exercisable after a period of three years and expire six months after the date of vesting. Participation in the UK SAYE Plan began in February 2008. As of fiscal year end 2010 and 2009, 231,903 and 206,614 non-vested options are outstanding under the UK SAYE Plan, respectively. There are no vested options outstanding. Non-cash compensation expense related to the UK SAYE Plan, which is included in the total share-based compensation cost referred to above, was not significant in fiscal 2010, 2009, and 2008.

24. Segment and Geographic Data

The Company operates through four reporting segments: Electronic Components, Network Solutions, Specialty Products, and Subsea Communications. See Note 1 for a description of the segments in which the Company operates. The Company aggregates its operating segments into reportable segments based upon similar economic characteristics and the Company's internal business structure.

During the second quarter of fiscal 2010, the former Undersea Telecommunications segment was renamed Subsea Communications. This segment continues to design, manufacture, install, and maintain undersea communications solutions.

Segment performance is evaluated based on net sales and operating income. Generally, the Company considers all expenses to be of an operating nature, and, accordingly, allocates them to each reportable segment. Costs specific to a segment are charged to the segment. Corporate expenses, such as headquarters administrative costs, are allocated to the segments based on segment operating income. Pre-separation litigation charges (income) were not allocated to the segments. Intersegment sales are not material and are recorded at selling prices that approximate market prices. Corporate assets are allocated to the segments based on segment assets.

Net sales and operating income (loss) by segment are presented in the following table for fiscal 2010, 2009, and 2008:

	Net Sales			Operating Income (Loss)		
	Fiscal			Fiscal		
	2010	2009	2008	2010	2009	2008
	(in millions)					
Electronic Components	$ 8,070	$ 5,961	$ 9,277	$ 967	$ (3,716)[1]	$ 978[2]
Network Solutions	1,727	1,719	2,162	177	133	251
Specialty Products	1,549	1,415	1,769	230	34[1]	296
Subsea Communications	724	1,161	1,165	135	219	160
Pre-separation litigation (charges) income, net	—	—	—	7	(144)	(22)
Total	$12,070	$10,256	$14,373	$1,516	$ (3,474)	$1,663

(1) The Electronic Components and Specialty Products segments recorded charges of $3,435 million and $112 million, respectively, related to the impairment of goodwill in fiscal 2009. See Note 9 for additional information regarding the impairment of goodwill.

(2) Includes goodwill impairment of $103 million in fiscal 2008.

No single customer accounted for more than 10% of net sales in fiscal 2010, 2009, or 2008.

As the Company is not organized by product or service, it is not practicable to disclose net sales by product or service.

24. Segment and Geographic Data (Continued)

Depreciation and amortization and capital expenditures for fiscal 2010, 2009, and 2008 were as follows:

	Depreciation and Amortization			Capital Expenditures		
	Fiscal			Fiscal		
	2010	2009	2008	2010	2009	2008
	(in millions)					
Electronic Components	$ 403	$ 402	$ 428	$ 309	$ 257	$ 479
Network Solutions	48	48	52	30	31	66
Specialty Products	42	38	34	30	29	51
Subsea Communications	27	27	25	16	11	14
Total	$ 520	$ 515	$ 539	$ 385	$ 328	$ 610

Segment assets and a reconciliation of segment assets to total assets at fiscal year end 2010, 2009, and 2008 were as follows:

	Segment Assets		
	Fiscal		
	2010	2009	2008
	(in millions)		
Electronic Components	$ 4,631	$ 4,340	$ 5,578
Network Solutions	911	929	1,139
Specialty Products	668	624	786
Subsea Communications	499	628	654
Total segment assets(1)	6,709	6,521	8,157
Other current assets	2,889	2,169	2,820
Non-current assets	7,394	7,328	10,429
Total assets	$16,992	$16,018	$21,406

(1) Segment assets are comprised of accounts receivable, inventories, and property, plant, and equipment.

24. Segment and Geographic Data (Continued)

Net sales by geographic region for fiscal 2010, 2009, and 2008 and net property, plant, and equipment by geographic area at fiscal year end 2010, 2009, and 2008 were as follows:

	Net Sales[1]			Property, Plant, and Equipment, Net		
	Fiscal			Fiscal		
	2010	2009	2008	2010	2009	2008
	(in millions)					
Americas:						
United States	$ 3,294	$ 3,373	$ 4,208	$ 819	$ 842	$ 923
Other Americas	500	421	592	47	48	45
Total Americas	3,794	3,794	4,800	866	890	968
Europe/Middle East/Africa:						
Switzerland	3,282	2,651	4,197	63	78	87
Germany	373	334	488	354	451	458
Other Europe/Middle East/Africa	554	543	830	641	759	856
Total Europe/Middle East/Africa	4,209	3,528	5,515	1,058	1,288	1,401
Asia-Pacific:						
China	1,893	1,407	1,815	354	356	388
Other Asia-Pacific	2,174	1,527	2,243	589	577	585
Total Asia-Pacific	4,067	2,934	4,058	943	933	973
Total	$12,070	$10,256	$14,373	$2,867	$3,111	$3,342

(1) Net sales to external customers is attributed to individual countries based on the legal entity that records the sale.

25. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the fiscal years ended September 24, 2010 and September 25, 2009 were as follows:

	Fiscal 2010				Fiscal 2009			
	First Quarter(1)	Second Quarter(2)	Third Quarter(3)	Fourth Quarter(4)	First Quarter(5)(9)	Second Quarter(6)(9)	Third Quarter(7)(9)	Fourth Quarter(8)(9)
	(in millions, except per share data)							
Net sales	$2,892	$2,957	$3,084	$3,137	$2,713	$ 2,337	$2,508	$2,698
Gross margin	841	958	985	993	724	534	587	691
Amounts attributable to Tyco Electronics Ltd.:								
Income (loss) from continuing operations	172	304	330	253	28	(3,241)	23	81
Income (loss) from discontinued operations, net of income taxes	—	—	—	44	(67)	1	(100)	10
Net income (loss)	172	304	330	297	(39)	(3,240)	(77)	91
Basic earnings (loss) per share attributable to Tyco Electronics Ltd.:								
Income (loss) from continuing operations	$ 0.37	$ 0.67	$ 0.73	$ 0.57	$ 0.06	$ (7.07)	$ 0.05	$ 0.18
Income (loss) from discontinued operations, net of income taxes	—	—	—	0.10	(0.14)	—	(0.22)	0.02
Net income (loss)	0.37	0.67	0.73	0.67	(0.08)	(7.07)	(0.17)	0.20
Diluted earnings (loss) per share attributable to Tyco Electronics Ltd.:								
Income (loss) from continuing operations	$ 0.37	$ 0.66	$ 0.72	$ 0.56	$ 0.06	$ (7.07)	$ 0.05	$ 0.18
Income (loss) from discontinued operations, net of income taxes	—	—	—	0.10	(0.14)	—	(0.22)	0.02
Net income (loss)	0.37	0.66	0.72	0.66	(0.08)	(7.07)	(0.17)	0.20
Weighted-average number of shares outstanding:								
Basic	459	457	451	446	459	458	458	459
Diluted	462	461	456	450	461	458	459	461

(1) Income from continuing operations attributable to Tyco Electronics Ltd. for the first quarter of fiscal 2010 includes $66 million of net restructuring and other charges.

(2) Income from continuing operations attributable to Tyco Electronics Ltd. for the second quarter of fiscal 2010 includes $12 million of net restructuring and other charges, $76 million of other income pursuant to the Tax Sharing Agreement with Tyco International and Covidien, $118 million of income tax charges primarily associated with certain proposed adjustments to prior year income tax returns and related accrued interest, and $72 million of income tax benefits recognized in connection with a reduction in the valuation allowance associated with tax loss carryforwards in certain non-U.S. locations.

(3) Income from continuing operations attributable to Tyco Electronics Ltd. for the third quarter of fiscal 2010 includes $3 million of net restructuring and other charges, $42 million of other income pursuant to the Tax Sharing Agreement with Tyco International and Covidien, $124 million of income tax charges primarily associated with certain proposed adjustments to prior year income tax returns and related accrued interest, and $98 million of income tax benefits related to the completion of certain non-U.S. audits of prior year income tax returns.

25. Quarterly Financial Data (Unaudited) (Continued)

(4) Income from continuing operations attributable to Tyco Electronics Ltd. for the fourth quarter of fiscal 2010 includes $56 million of net restructuring and other charges, $53 million of other expense pursuant to the Tax Sharing Agreement with Tyco International and Covidien, and $65 million of income tax charges primarily associated with certain proposed adjustments to prior year income tax returns and related accrued interest. Net income attributable to Tyco Electronics Ltd. for the fourth quarter of fiscal 2010 includes $44 million of income, net of income taxes, from discontinued operations.

(5) Income from continuing operations attributable to Tyco Electronics Ltd. for the first quarter of fiscal 2009 includes $77 million of net restructuring and other charges. Net loss attributable to Tyco Electronics Ltd. for the first quarter of fiscal 2009 includes $67 million of loss, net of income taxes, from discontinued operations.

(6) Loss from continuing operations attributable to Tyco Electronics Ltd. for the second quarter of fiscal 2009 includes $3,547 million of goodwill impairment charges, $189 million of net restructuring and other charges, and $135 million of pre-separation litigation charges.

(7) Income from continuing operations attributable to Tyco Electronics Ltd. for the third quarter of fiscal 2009 includes $63 million of net restructuring and other charges. Net loss attributable to Tyco Electronics Ltd. for the third quarter of fiscal 2009 includes $100 million of loss, net of income taxes, from discontinued operations.

(8) Income from continuing operations attributable to Tyco Electronics Ltd. for the fourth quarter of fiscal 2009 includes $46 million of net restructuring and other charges, a $22 million gain on retirement of debt, $77 million of other expense pursuant to the Tax Sharing Agreement with Tyco International and Covidien, and a $49 million income tax benefit attributable to adjustments to prior year tax returns. Net income attributable to Tyco Electronics Ltd. for the fourth quarter of fiscal 2009 includes $10 million of income, net of income taxes, from discontinued operations.

(9) During fiscal 2010, the Company identified certain errors in its accounting for income taxes. These errors related to the adoption of the uncertain tax position provisions of ASC 740, *Income Taxes*, in fiscal 2008 and data utilized in the determination of the Company's income tax provision in fiscal 2005 through fiscal 2009. The Company corrected these errors in the affected prior periods included in the unaudited quarterly financial data. The correction of the tax errors reduced income (loss) from continuing operations attributable to Tyco Electronics Ltd. and net income (loss) attributable to Tyco Electronics Ltd. by $2 million, $2 million, $3 million, and $2 million, in the first, second, third, and fourth quarters of fiscal 2009, respectively. See to Note 2 for further information regarding the correction of immaterial errors.

26. Subsequent Events

On September 29, 2010, the Company's board of directors authorized an increase in the share repurchase program from $2.0 billion to $2.75 billion.

27. Tyco Electronics Group S.A.

TEGSA, a Luxembourg company and 100%-owned subsidiary of Tyco Electronics Ltd., is a holding company that owns, directly or indirectly, all of the operating subsidiaries of Tyco Electronics Ltd. TEGSA is the obligor under the Company's senior notes, commercial paper, and Credit Facility, which are fully and unconditionally guaranteed by its parent, Tyco Electronics Ltd. The following tables present condensed consolidating financial information for Tyco Electronics Ltd., TEGSA, and all other subsidiaries that are not providing a guarantee of debt but which represent assets of TEGSA, using the equity method of accounting.

Condensed Consolidating Statement of Operations
For the Fiscal Year Ended September 24, 2010

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Net sales	$ —	$ —	$12,070	$ —	$12,070
Cost of sales	—	—	8,293	—	8,293
Gross margin	—	—	3,777	—	3,777
Selling, general, and administrative expenses	144	4	1,390	—	1,538
Research, development, and engineering expenses	—	—	585	—	585
Acquisition and integration costs	—	—	8	—	8
Restructuring and other charges, net	—	—	137	—	137
Pre-separation litigation income	(7)	—	—	—	(7)
Operating income (loss)	(137)	(4)	1,657	—	1,516
Interest income	—	—	20	—	20
Interest expense	—	(146)	(9)	—	(155)
Other income, net	15	—	162	—	177
Equity in net income of subsidiaries	1,200	1,253	—	(2,453)	—
Equity in net income of subsidiaries of discontinued operations	44	44	—	(88)	—
Intercompany interest and fees	(19)	102	(83)	—	—
Income from continuing operations before income taxes	1,103	1,249	1,747	(2,541)	1,558
Income tax expense	—	(5)	(488)	—	(493)
Income from continuing operations	1,103	1,244	1,259	(2,541)	1,065
Income from discontinued operations, net of income taxes	—	—	44	—	44
Net income	1,103	1,244	1,303	(2,541)	1,109
Less: net income attributable to noncontrolling interests	—	—	(6)	—	(6)
Net income attributable to Tyco Electronics Ltd., Tyco Electronics Group S.A., or Other Subsidiaries	$1,103	$1,244	$ 1,297	$(2,541)	$ 1,103

27. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Statement of Operations
For the Fiscal Year Ended September 25, 2009

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Net sales	$ —	$ —	$10,256	$ —	$10,256
Cost of sales	—	—	7,720	—	7,720
Gross margin	—	—	2,536	—	2,536
Selling, general, and administrative expenses	108	10	1,290	—	1,408
Research, development, and engineering expenses	—	—	536	—	536
Restructuring and other charges, net	—	—	375	—	375
Pre-separation litigation charges	74	—	70	—	144
Impairment of goodwill	—	—	3,547	—	3,547
Operating loss	(182)	(10)	(3,282)	—	(3,474)
Interest income	—	—	17	—	17
Interest expense	—	(155)	(10)	—	(165)
Other income (expense), net	—	22	(70)	—	(48)
Equity in net loss of subsidiaries	(2,900)	(2,833)	—	5,733	—
Equity in net loss of subsidiaries of discontinued operations	(156)	(156)	—	312	—
Intercompany interest and fees	(27)	76	(49)	—	—
Loss from continuing operations before income taxes	(3,265)	(3,056)	(3,394)	6,045	(3,670)
Income tax benefit	—	—	567	—	567
Loss from continuing operations	(3,265)	(3,056)	(2,827)	6,045	(3,103)
Loss from discontinued operations, net of income taxes	—	—	(156)	—	(156)
Net loss	(3,265)	(3,056)	(2,983)	6,045	(3,259)
Less: net income attributable to noncontrolling interests	—	—	(6)	—	(6)
Net loss attributable to Tyco Electronics Ltd., Tyco Electronics Group S.A., or Other Subsidiaries	$(3,265)	$(3,056)	$(2,989)	$6,045	$(3,265)

27. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Statement of Operations
For the Fiscal Year Ended September 26, 2008

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Net sales	$ —	$ —	$14,373	$ —	$14,373
Cost of sales	—	—	10,200	—	10,200
Gross margin	—	—	4,173	—	4,173
Selling, general, and administrative expenses	41	10	1,522	—	1,573
Research, development, and engineering expenses	—	—	593	—	593
Restructuring and other charges, net	—	—	219	—	219
Pre-separation litigation charges, net	22	—	—	—	22
Impairment of goodwill	—	—	103	—	103
Operating income (loss)	(63)	(10)	1,736	—	1,663
Interest income	—	—	32	—	32
Interest expense	—	(180)	(10)	—	(190)
Other income, net	—	—	486	—	486
Equity in net income of subsidiaries	1,520	1,626	—	(3,146)	—
Equity in net income of subsidiaries of discontinued operations	255	255	—	(510)	—
Intercompany interest and fees	(25)	84	(59)	—	—
Income from continuing operations before income taxes	1,687	1,775	2,185	(3,656)	1,991
Income tax expense	—	—	(554)	—	(554)
Income from continuing operations	1,687	1,775	1,631	(3,656)	1,437
Income from discontinued operations, net of income taxes	—	—	255	—	255
Net income	1,687	1,775	1,886	(3,656)	1,692
Less: net income attributable to noncontrolling interests	—	—	(5)	—	(5)
Net income attributable to Tyco Electronics Ltd., Tyco Electronics Group S.A., or Other Subsidiaries	$1,687	$1,775	$ 1,881	$(3,656)	$ 1,687

27. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Balance Sheet
As of September 24, 2010

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ —	$ 1,990	$ —	$ 1,990
Accounts receivable, net	—	—	2,259	—	2,259
Inventories	—	—	1,583	—	1,583
Intercompany receivables	22	—	25	(47)	—
Prepaid expenses and other current assets	9	3	639	—	651
Deferred income taxes	—	—	248	—	248
Total current assets	31	3	6,744	(47)	6,731
Property, plant, and equipment, net	—	—	2,867	—	2,867
Goodwill	—	—	3,211	—	3,211
Intangible assets, net	—	—	392	—	392
Deferred income taxes	—	—	2,447	—	2,447
Investment in subsidiaries	7,229	8,622	—	(15,851)	—
Intercompany loans receivable	8	5,443	4,456	(9,907)	—
Receivable from Tyco International Ltd. and Covidien plc	—	—	1,127	—	1,127
Other assets	—	12	205	—	217
Total Assets	$7,268	$14,080	$21,449	$(25,805)	$16,992
Liabilities and Shareholders' Equity					
Current Liabilities:					
Current maturities of long-term debt	$ —	$ 100	$ 6	$ —	$ 106
Accounts payable	1	—	1,385	—	1,386
Accrued and other current liabilities	172	63	1,569	—	1,804
Deferred revenue	—	—	164	—	164
Intercompany payables	25	—	22	(47)	—
Total current liabilities	198	163	3,146	(47)	3,460
Long-term debt	—	2,234	73	—	2,307
Intercompany loans payable	14	4,442	5,451	(9,907)	—
Long-term pension and postretirement liabilities	—	—	1,280	—	1,280
Deferred income taxes	—	—	285	—	285
Income taxes	—	—	2,152	—	2,152
Other liabilities	—	12	440	—	452
Total Liabilities	212	6,851	12,827	(9,954)	9,936
Total Shareholders' Equity	7,056	7,229	8,622	(15,851)	7,056
Total Liabilities and Shareholders' Equity	$7,268	$14,080	$21,449	$(25,805)	$16,992

27. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Balance Sheet

As of September 25, 2009

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ —	$ 1,521	$ —	$ 1,521
Accounts receivable, net	—	—	1,975	—	1,975
Inventories	—	—	1,435	—	1,435
Intercompany receivables	2	—	—	(2)	—
Prepaid expenses and other current assets	75	1	411	—	487
Deferred income taxes	—	—	161	—	161
Total current assets	77	1	5,503	(2)	5,579
Property, plant, and equipment, net	—	—	3,111	—	3,111
Goodwill	—	—	3,160	—	3,160
Intangible assets, net	—	—	407	—	407
Deferred income taxes	—	—	2,397	—	2,397
Investment in subsidiaries	7,045	8,659	—	(15,704)	—
Intercompany loans receivable	10	6,128	5,468	(11,606)	—
Receivable from Tyco International Ltd. and Covidien plc	—	—	1,130	—	1,130
Other assets	—	12	222	—	234
Total Assets	$7,132	$14,800	$21,398	$(27,312)	$16,018
Liabilities and Shareholders' Equity					
Current Liabilities:					
Current maturities of long-term debt	$ —	$ —	$ 101	$ —	$ 101
Accounts payable	2	—	1,066	—	1,068
Accrued and other current liabilities	109	63	1,071	—	1,243
Deferred revenue	—	—	203	—	203
Intercompany payables	—	—	2	(2)	—
Total current liabilities	111	63	2,443	(2)	2,615
Long-term debt	—	2,239	77	—	2,316
Intercompany loans payable	15	5,453	6,138	(11,606)	—
Long-term pension and postretirement liabilities	—	—	1,129	—	1,129
Deferred income taxes	—	—	188	—	188
Income taxes	—	—	2,130	—	2,130
Other liabilities	—	—	634	—	634
Total Liabilities	126	7,755	12,739	(11,608)	9,012
Total Shareholders' Equity	7,006	7,045	8,659	(15,704)	7,006
Total Liabilities and Shareholders' Equity	$7,132	$14,800	$21,398	$(27,312)	$16,018

27. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Statement of Cash Flows
For the Fiscal Year Ended September 24, 2010

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Cash Flows From Operating Activities:					
Net cash provided by (used in) operating activities	$(139)	$ (54)	$1,872	$ —	$1,679
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(385)	—	(385)
Proceeds from sale of property, plant, and equipment	—	—	16	—	16
Acquisitions of business, net of cash acquired	—	—	(93)	—	(93)
Proceeds from divestiture of business, net of cash retained by business sold	—	—	15	—	15
Change in intercompany loans	(19)	(326)	—	345	—
Other	—	—	5	—	5
Net cash used in investing activities	(19)	(326)	(442)	345	(442)
Cash Flows From Financing Activities:					
Changes in parent company equity	555	280	(835)	—	—
Net increase in commercial paper	—	100	—	—	100
Repayment of long-term debt	—	—	(100)	—	(100)
Repurchase of common shares	(98)	—	(390)	—	(488)
Payment of cash distributions to shareholders	(299)	—	10	—	(289)
Proceeds from exercise of share options	—	—	12	—	12
Loan borrowing from parent	—	—	345	(345)	—
Other	—	—	(14)	—	(14)
Net cash provided by (used in) financing activities	158	380	(972)	(345)	(779)
Effect of currency translation on cash	—	—	11	—	11
Net increase in cash and cash equivalents	—	—	469	—	469
Cash and cash equivalents at beginning of fiscal year	—	—	1,521	—	1,521
Cash and cash equivalents at end of fiscal year	$ —	$ —	$1,990	$ —	$1,990

27. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Statement of Cash Flows
For the Fiscal Year Ended September 25, 2009

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Cash Flows From Operating Activities:					
Net cash provided by (used in) continuing operating activities	$(262)	$ 40	$ 1,600	$ —	$ 1,378
Net cash used in discontinued operating activities	—	—	(49)	—	(49)
Net cash provided by (used in) operating activities	(262)	40	1,551	—	1,329
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(328)	—	(328)
Proceeds from sale of property, plant, and equipment	—	—	13	—	13
Proceeds from divestiture of discontinued operations, net of cash retained by operations sold	—	—	693	—	693
Proceeds from divestiture of businesses, net of cash retained by businesses sold	—	—	17	—	17
Change in intercompany loans	123	409	—	(532)	—
Other	—	—	(1)	—	(1)
Net cash provided by continuing investing activities	123	409	394	(532)	394
Net cash used in discontinued investing activities	—	—	(3)	—	(3)
Net cash provided by investing activities	123	409	391	(532)	391
Cash Flows From Financing Activities:					
Net decrease in commercial paper	—	(649)	—	—	(649)
Proceeds from long-term debt	—	442	6	—	448
Repayment of long-term debt	—	(583)	(19)	—	(602)
Changes in parent company equity	584	341	(925)	—	—
Repurchase of common shares	(152)	—	—	—	(152)
Payment of common share dividends and cash distributions to shareholders	(294)	—	—	—	(294)
Proceeds from exercise of share options	1	—	—	—	1
Transfers to discontinued operations	—	—	(56)	—	(56)
Loan borrowing from parent	—	—	(532)	532	—
Other	—	—	(6)	—	(6)
Net cash provided by (used in) continuing financing activities	139	(449)	(1,532)	532	(1,310)
Net cash provided by discontinued financing activities	—	—	56	—	56
Net cash provided by (used in) financing activities	139	(449)	(1,476)	532	(1,254)
Effect of currency translation on cash	—	—	(31)	—	(31)
Net increase in cash and cash equivalents	—	—	435	—	435
Less: net increase in cash and cash equivalents related to discontinued operations	—	—	(4)	—	(4)
Cash and cash equivalents at beginning of fiscal year	—	—	1,090	—	1,090
Cash and cash equivalents at end of fiscal year	$ —	$ —	$ 1,521	$ —	$ 1,521

27. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Statement of Cash Flows
For the Fiscal Year Ended September 26, 2008

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Cash Flows From Operating Activities:					
Net cash provided by (used in) continuing operating activities	$ (649)	$ (38)	$ 1,609	$ —	$ 922
Net cash provided by discontinued operating activities	—	—	67	—	67
Net cash provided by (used in) operating activities	(649)	(38)	1,676	—	989
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(610)	—	(610)
Proceeds from sale of property, plant, and equipment	—	—	42	—	42
Acquisition of businesses, net of cash acquired	—	—	(3)	—	(3)
Proceeds from divestiture of discontinued operations, net of cash retained by operations sold	—	—	571	—	571
Class action settlement escrow	936	—	—	—	936
Change in intercompany loans	(222)	159	—	63	—
Other	(8)	—	(18)	—	(26)
Net cash provided by (used in) continuing investing activities	706	159	(18)	63	910
Net cash used in discontinued investing activities	—	—	(15)	—	(15)
Net cash provided by (used in) investing activities	706	159	(33)	63	895
Cash Flows From Financing Activities:					
Net increase in commercial paper	—	630	—	—	630
Proceeds from long-term debt	—	800	100	—	900
Repayment of long-term debt	—	(1,750)	(1)	—	(1,751)
Changes in parent company equity	1,398	199	(1,597)	—	—
Repurchase of common shares	(1,242)	—	—	—	(1,242)
Payment of common share dividends	(271)	—	—	—	(271)
Proceeds from exercise of share options	54	—	—	—	54
Transfers from discontinued operations	—	—	5	—	5
Loan borrowing from parent	—	—	63	(63)	—
Other	2	—	(14)	—	(12)
Net cash used in continuing financing activities	(59)	(121)	(1,444)	(63)	(1,687)
Net cash used in discontinued financing activities	—	—	(52)	—	(52)
Net cash used in financing activities	(59)	(121)	(1,496)	(63)	(1,739)
Effect of currency translation on cash	—	—	1	—	1
Net increase (decrease) in cash and cash equivalents	(2)	—	148	—	146
Cash and cash equivalents at beginning of fiscal year	2	—	942	—	944
Cash and cash equivalents at end of fiscal year	$ —	$ —	$ 1,090	$ —	$ 1,090

28. Disclosures Required by Swiss Law

Following the Change of Domicile, the Company became subject to statutory reporting requirements in Switzerland. The following disclosures are presented in accordance with, and are based on definitions contained in, the Swiss Code of Obligations.

Personnel Expenses

Total personnel expenses were $3,492 million and $3,254 million in fiscal 2010 and 2009, respectively.

Fire Insurance Value

The fire insurance value of property, plant, and equipment was $9,281 million and $10,258 million at year end fiscal 2010 and 2009, respectively.

Risk Assessment

The Company's board of directors is responsible for appraising the Company's major risks and overseeing that appropriate risk management and control procedures are in place. The audit committee of the board meets to review and discuss, as determined to be appropriate, with management, the internal auditor, and the independent registered public accountants, the Company's major financial and accounting risk exposures and related policies and practices to assess and control such exposures, and assist the board in fulfilling its oversight responsibilities regarding the Company's policies and guidelines with respect to risk assessment and risk management.

The Company's risk assessment process was in place for the reporting periods and followed by the board of directors.

TYCO ELECTRONICS LTD.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Fiscal Years Ended September 24, 2010, September 25, 2009, and September 26, 2008

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Acquisitions, Divestitures, and Other	Deductions	Balance at End of Year
			(in millions)		
Fiscal 2010					
Allowance for doubtful accounts receivable	$ 48	$ 6	$ (1)	$ (9)	$ 44
Valuation allowance on deferred tax assets	2,487	51	6	(308)	2,236
Fiscal 2009					
Allowance for doubtful accounts receivable	40	22	—	(14)	48
Valuation allowance on deferred tax assets	873	1,682	—	(68)	2,487
Fiscal 2008					
Allowance for doubtful accounts receivable	55	6	(1)	(20)	40
Valuation allowance on deferred tax assets	703	275	(23)	(82)	873

REPORT OF THE STATUTORY AUDITOR ON THE CONSOLIDATED FINANCIAL STATEMENTS OF TYCO ELECTRONICS LTD.

To the General meeting of
TYCO ELECTRONICS LTD., SCHAFFHAUSEN

Report of the Statutory Auditor on the consolidated financial statements

As Statutory Auditor, we have audited the accompanying consolidated financial statements of Tyco Electronics Ltd. (the "Company"), which comprise the balance sheet, statement of operations, statement of equity, statement of cash flows and notes (pages 60-143) for the year ended September 24, 2010.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and the requirements of Swiss law ("CO"). This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements for the year ended September 24, 2010 present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows in accordance with accounting principles generally accepted in the United States of America, and comply with Swiss law.

Report on Other Legal Requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act ("AOA") and independence (Article 728 CO and Article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with Article 728a, paragraph 1, item 3, CO, and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of the consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Deloitte AG

/s/ James D. Horiguchi
Licensed Audit Expert
Auditor in charge

/s/ Martin Welser
Licensed Audit Expert

Zurich, November 10, 2010

TYCO ELECTRONICS LTD.

INDEX TO SWISS STATUTORY FINANCIAL STATEMENTS

TYCO ELECTRONICS LTD.

SWISS STATUTORY FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS

For the fiscal year ended September 24, 2010 and the fiscal period from June 22, 2009 to September 25, 2009

	September 24, 2010		September 25, 2009	
	U.S. dollars	Swiss francs	U.S. dollars	Swiss francs
	(in millions)			
Income				
Income from services provided to subsidiaries	$ 6	CHF 6	$ 5	CHF 6
Insurance premiums charged to subsidiaries	14	15	2	2
Pre-separation litigation and tax settlements (Note 4)	21	22	69	73
Total income	41	43	76	81
Expenses				
Salary and social costs	4	4	—	—
General and administrative costs	6	6	2	2
Legal and consulting costs	8	9	3	3
Insurance premiums	19	20	3	3
Expenses for services provided by subsidiaries	31	33	13	14
Remeasurement loss on shares held in treasury (Note 5)	—	—	25	26
Remeasurement loss on foreign currency transactions	32	34	2	3
Intercompany interest expense, net (Note 4)	19	20	4	4
Total expenses	119	126	52	55
Net (loss) income	$(78)	CHF (83)	$24	CHF 26

See Notes to Swiss Statutory Financial Statements.

TYCO ELECTRONICS LTD.

SWISS STATUTORY FINANCIAL STATEMENTS

BALANCE SHEETS

As of September 24, 2010 and September 25, 2009

	September 24, 2010		September 25, 2009	
	U.S. dollars	Swiss francs	U.S. dollars	Swiss francs
	(in millions, except share data)			
Assets				
Current Assets:				
Accounts receivable	$ 6	CHF 6	$ —	CHF —
Accounts receivable from subsidiaries	23	22	2	2
Prepaid expenses and other current assets (Note 4)	6	6	78	80
Loans to subsidiaries (Note 4)	150	148	—	—
Shares held in treasury (Note 5)	98	101	—	—
Total current assets	283	283	80	82
Loans to subsidiaries	—	—	3	3
Investment in subsidiaries (Note 3)	9,536	10,340	9,536	10,340
Total Assets	$ 9,819	CHF 10,623	$ 9,619	CHF 10,425
Liabilities and Shareholders' Equity				
Current Liabilities:				
Accounts payable	$ 1	CHF 1	$ 2	CHF 2
Accounts payable to subsidiaries	62	61	—	—
Loans from subsidiaries (Note 4)	186	183	—	—
Accrued and other current liabilities (Note 4)	26	25	113	116
Approved but unpaid distributions to shareholders payable (Note 5)	149	167	—	—
Total current liabilities	424	437	115	118
Unrealized translation gains (Note 3)	—	260	—	122
Loans from subsidiaries (Note 4)	2,587	2,547	2,169	2,228
Total Liabilities	3,011	3,244	2,284	2,468
Commitments, contingencies, and guarantees (Note 4)				
Shareholders' Equity (Note 5):				
Share capital, 468,215,574 shares authorized and issued, CHF 1.73 par value, at September 24, 2010; 468,215,574 shares authorized and issued, CHF 2.43 par value, at September 25, 2009	749	810	1,049	1,138
Approved but unpaid distributions to shareholders	(149)	(167)	—	—
Legal reserves:				
General reserve	—	—	—	—
Reserve for treasury shares	721	804	349	379
Free reserves:				
Contributed surplus	9,273	10,059	9,273	10,059
Unappropriated accumulated deficit	(3,786)	(4,127)	(3,336)	(3,619)
Total Shareholders' Equity	6,808	7,379	7,335	7,957
Total Liabilities and Shareholders' Equity	$ 9,819	CHF 10,623	$ 9,619	CHF 10,425

See Notes to Swiss Statutory Financial Statements.

TYCO ELECTRONICS LTD.
NOTES TO SWISS STATUTORY FINANCIAL STATEMENTS

1. Basis of Presentation

Tyco Electronics Ltd. ("Tyco Electronics" or the "Company") is the ultimate holding company of Tyco Electronics Ltd. and its subsidiaries (the "Tyco Electronics Group" or the "Group") with a listing on the New York Stock Exchange.

Change of Domicile

At a special general meeting on June 22, 2009, the Company's shareholders approved a proposal to move the Company's jurisdiction of incorporation from Bermuda to Switzerland. Effective June 25, 2009, the Company discontinued its existence as a Bermuda company as provided in Section 132G of The Companies Act of 1981 of Bermuda, as amended, and, in accordance with article 161 of the Swiss Federal Code on International Private Law, continued its existence as a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations (the "Change of Domicile"). The rights of holders of the Company's shares are governed by Swiss law, the Company's Swiss articles of association, and its Swiss organizational regulations.

The accompanying statements of operations reflects the results of operations for the fiscal year ended September 24, 2010 and the period from June 22, 2009 to September 25, 2009.

Certain information in Notes 6 and 7 is presented for the full fiscal year ended September 25, 2009, which is deemed more relevant than partial year amounts corresponding with the period shown in the statement of operations. In addition, Notes 6 through 9 are consistent with similar information publicly available via regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") and, consequently, are presented in U.S. dollars only. During fiscal 2010, SEC disclosure requirements related to executive compensation changed. The tables in Notes 6 and 7 present fiscal 2010 information using the current reporting requirements; fiscal 2009 information has been presented using the 2009 SEC reporting requirements.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the requirements of Swiss law for companies, the Swiss Code of Obligations. The financial statements present the results of the holding company on a stand alone basis and do not represent the consolidated operations of the holding company and its subsidiaries.

Fiscal Year

Unless otherwise indicated, references in the financial statements to fiscal 2010 and fiscal 2009 are to Tyco Electronics' fiscal year ended September 24, 2010 and the period from June 22, 2009 to September 25, 2009. Tyco Electronics' fiscal year is a "52-53 week" year ending on the last Friday of September, such that each quarterly period is 13 weeks in length. For fiscal years in which there are 53 weeks, the fourth quarter reporting period will include 14 weeks, with the first such occurrence taking place in fiscal 2011. Fiscal 2010 was 52 weeks in length.

2. Risk Assessment

The Company's board of directors is responsible for appraising the Tyco Electronics Group's major risks and overseeing that appropriate risk management and control procedures are in place. The audit committee of the board meets to review and discuss, as determined to be appropriate, with management, the internal auditor, and the independent registered public accountants, the Group's

2. Risk Assessment (Continued)

major financial and accounting risk exposures and related policies and practices to assess and control such exposures, and assist the board in fulfilling its oversight responsibilities regarding the Group's policies and guidelines with respect to risk assessment and risk management.

The Tyco Electronics Group's risk assessment process was in place for the reporting periods and followed by the board of directors. Tyco Electronics Ltd., as the ultimate holding company of the Tyco Electronics Group, is fully integrated into the Group-wide risk assessment process.

3. Summary of Significant Accounting Policies

Shares Held in Treasury

Shares held in treasury that are held directly by the Company are presented at the lower of cost or market ("LCM"). LCM adjustments are reflected in the statements of operations. The Company presents shares held in treasury as current assets because the shares are expected to be retired within the next year.

Investment in Subsidiaries

Investments in subsidiaries are equity interests, which are held on a long-term basis for the purpose of the Company's business activities. Investments in subsidiaries, on an aggregate basis, are carried at a value no higher than cost less adjustments for impairment. The original cost basis of the investments in subsidiaries was determined when the Company effected its Change of Domicile. No impairments were recorded during fiscal 2010 or fiscal 2009.

Currency Translation

The Company's functional currency is the U.S. dollar. The Company presents financial statements in both U.S. dollars and Swiss francs ("CHF"). Assets and liabilities in U.S. dollars are converted to Swiss francs for presentation purposes using historical and current foreign exchange rates, as appropriate. Revenue and expenses are translated using the average exchange rates in effect for the period presented. Net unrealized foreign currency translation gains are deferred in the balance sheet, while unrealized translation losses and realized translation gains and losses are reflected in the statements of operations.

4. Commitments, Contingencies, and Guarantees

Affiliated Debt and Loans Receivable

The Company maintains a revolving credit line with a wholly-owned subsidiary that bears interest at 1-month LIBOR plus 0.40% (0.66% and 0.65% at September 24, 2010 and September 25, 2009, respectively). The revolving credit line does not have a limit on the amount drawable and matures in April 2017. At September 24, 2010 and September 25, 2009, CHF 2,547 million and CHF 2,228 million, respectively, was outstanding under the revolving credit line.

The Company, in order to minimize currency exposure related to distributions to shareholders approved in Swiss francs and paid in U.S. dollars, entered into an arrangement with a wholly-owned subsidiary in March 2010 in which the Company borrowed CHF 337 million from, and simultaneously loaned $300 million (equivalent to CHF 337 million) to, the subsidiary. As distributions to shareholders

4. Commitments, Contingencies, and Guarantees (Continued)

that were approved in March 2010 are paid, both the borrowing and the loan are partially settled. As of September 24, 2010, the borrowing and the loan totaled CHF 183 million and $150 million (equivalent to CHF 148 million), respectively.

The Company has fully and unconditionally guaranteed the debt of its subsidiary, Tyco Electronics Group S.A., totaling approximately CHF 2,298 and CHF 2,300 million at September 24, 2010 and September 25, 2009, respectively. As of September 24, 2010, the Company has not been required to perform on its guarantee.

Guarantees Related to Separation from Tyco International Ltd.

The Company is a party to the Tax Sharing Agreement ("TSA") and the Separation and Distribution Agreement ("S&DA") with Tyco International Ltd. ("Tyco International") and Covidien plc ("Covidien").

The S&DA provided for the allocation among the parties of Tyco International's assets, liabilities, and obligations attributable to periods prior to the Company's and Covidien's separation from Tyco International on June 29, 2007 (the "Separation"). Under the S&DA, the Company assumed the liability for, and control of, all pending and threatened legal matters at Separation related to the Company's business or assumed or retained liabilities, and will indemnify the other parties for any liability arising out of or resulting from such assumed legal matters. Tyco Electronics remains responsible for 31% of certain potential liabilities that may arise from litigation pending or threatened at Separation that was not allocated to one of the three parties, and Tyco International and Covidien are responsible for 27% and 42%, respectively, of such liabilities. If any party defaults in payment of its allocated share of any such liability, each non-defaulting party will be responsible for an equal portion of the amount in default together with any other non-defaulting party, although any such payments will not release the obligation of the defaulting party. Subject to the terms and conditions of the S&DA, Tyco International manages and controls all the legal matters related to the shared contingent liabilities, including the defense or settlement thereof, subject to certain limitations. All costs and expenses that Tyco International incurs in connection with the defense of such litigation, other than the amount of any judgment or settlement, which will be allocated in the manner described above, will be borne equally by Tyco International, Covidien, and the Company. Until settlement of a matter subject to the S&DA, liabilities are considered to be joint and several against all parties.

As of September 24, 2010 and September 25, 2009, the Company's balance sheet included estimated loss contingencies related to the S&DA of CHF 3 million and CHF 109 million, respectively, in accrued and other current liabilities. Pursuant to the S&DA, the Company's balance sheet included receivables from Tyco International and Covidien totaling CHF 2 million and CHF 75 million at September 24, 2010 and September 25, 2009, respectively, in prepaid expenses and other current assets.

In the third quarter of fiscal 2010, Tyco International settled a class action captioned *Stumpf v. Tyco International Ltd., et al.* for CHF 78 million. The Company's portion of the settlement, calculated pursuant to the S&DA as CHF 24 million, was accrued for prior to June 22, 2009 and paid in the fourth quarter of fiscal 2010. As of September 24, 2010, there were no remaining significant securities lawsuits outstanding and the Company concluded that reserves of approximately CHF 22 million could be released. Accordingly, pursuant to the S&DA sharing formula, the Company recorded income of approximately CHF 7 million in fiscal 2010.

4. Commitments, Contingencies, and Guarantees (Continued)

During fiscal 2009, the Company reversed an accrual of approximately CHF 73 million by transferring the obligation to a subsidiary, paid approximately CHF 18 million to Tyco International to settle certain litigation, and received approximately CHF 50 million from Tyco International and Covidien related to a settlement payment made by a subsidiary of the Company.

Similar to the S&DA, the TSA establishes responsibility for income tax positions and contingencies attributable to periods prior to Separation from Tyco International. Under the TSA, the sharing percentages and obligation to perform in the event of default are consistent with the requirements of the S&DA. During fiscal 2010, the Company recorded TSA-related income of approximately CHF 15 million related to the resolution of a German tax matter. The Company did not record any activity related to the TSA during fiscal 2009.

Performance Guarantees

The Company, from time to time, provides performance guarantees and surety bonds in favor of its subsidiaries. At September 24, 2010 and September 25, 2009, these performance guarantees totaled CHF 57 million and CHF 413 million, respectively. A performance guarantee totaling CHF 308 million at September 25, 2009 expired unused in fiscal 2010. The Company does not anticipate having to perform under these guarantees.

5. Equity

Changes in Equity Accounts

The following table presents activity related to the Company's equity accounts during fiscal 2010 in U.S. dollars.

	September 25, 2009	Transfer of Prior Year Net Income	Capital Reductions	Transfer of Reserve for Treasury Shares	Fiscal 2010 Net Loss	September 24, 2010
			(in millions USD)			
Share capital	$ 1,049	—	$(300)	—	—	$ 749
Approved but unpaid distribution to shareholders	—	—	(149)	—	—	(149)
General reserve	—	—	—	—	—	—
Reserve for treasury shares	349	—	—	372	—	721
Contributed surplus	9,273	—	—	—	—	9,273
Unappropriated accumulated deficit	(3,360)	24	—	(372)	—	(3,708)
Net income (loss)	24	(24)	—	—	(78)	(78)
Total shareholders' equity	$ 7,335	—	$(449)	—	$(78)	$ 6,808

Change of Domicile

Effective June 25, 2009, the Company changed its jurisdiction of incorporation from Bermuda to Switzerland. In connection with the Change of Domicile and in accordance with the laws of

5. Equity (Continued)

Switzerland, the par value of the Company's common shares increased from $0.20 per share to CHF 2.60 per share. The Change of Domicile was approved at a special meeting of shareholders held on June 22, 2009. The following steps occurred in connection with the Change of Domicile, which did not result in a change to total Shareholders' Equity:

1) the par value of common shares was increased from $0.20 to CHF 2.60 through a 1-for-12 reverse share split, followed by the issuance of 11 fully paid bonus shares so that the same number of shares were outstanding before and after the Change of Domicile but with an increased par value per share, which reduced contributed surplus by CHF 1,194 million with a corresponding increase to common shares;
2) the cancellation of approximately 32 million shares held in treasury;
3) the elimination of share premium with a corresponding increase to contributed surplus, all of which was designated as freely distributable reserves for Swiss corporate and tax law purposes; and
4) the elimination of 125 million authorized preferred shares, none of which were issued and outstanding.

Common Shares

As a result of the adoption of the Company's articles of association in connection with the Change of Domicile and the distributions to shareholders discussed under "Distributions to Shareholders" below, the Company's ordinary share capital at September 24, 2010 and September 25, 2009 was CHF 810 million and CHF 1,138 million, respectively, with 468 million registered outstanding common shares in both periods. The par value of common shares at September 24, 2010 and September 25, 2009 was CHF 1.73 and CHF 2.43, respectively.

Authorized Share Capital

Subject to certain conditions specified in the articles of association, the shareholders have authorized the Company's board of directors to increase the Company's share capital by issuing up to 234 million authorized shares. The authorization expires on June 22, 2011. As of September 24, 2010, no authorized shares had been issued.

Conditional Share Capital

Subject to certain conditions specified in the articles of association, the shareholders have authorized the Company's board of directors to increase the Company's share capital by issuing up to 234 million conditional shares. As of September 24, 2010, no conditional shares had been issued.

5. Equity (Continued)

Common Shares Held in Treasury

During the fiscal year ended September 24, 2010 and the period from June 22, 2009 to September 25, 2009, activity related to common shares held in treasury by the Company was as follows:

	Number of Shares	Fair Value (in millions CHF)	Total Cost (in millions CHF)
Held by the Company as of June 22, 2009	10,000,000	219	402
Additions	26,782	1	—
Disposals	(445,810)	(10)	(17)
Remeasurement loss prior to transfer to subsidiaries	—	(26)	—
Transfers to subsidiary	(9,580,972)	(184)	(385)
Held by the Company as of September 25, 2009	—	—	—
Additions	3,718,854	101	101
Held by the Company as of September 24, 2010	3,718,854	101	101

During fiscal 2010, the Company initiated a virtual secondary trading line ("Secondary Line") for purposes of acquiring treasury shares with the intent to retire. Pursuant to this Secondary Line, the Company acquired 3,718,854 shares at a cost of CHF 101 million. Remeasurement of those owned-shares to the lower of cost or market resulted in an insignificant loss during fiscal 2010. As of September 24, 2010, no shares acquired by the Company were retired.

Treasury shares held by the Company and its subsidiary at September 24, 2010 totaled 3,718,854 and 21,127,075, respectively, with combined historical cost of CHF 804 million. All treasury shares, 9,425,172 shares, were held by a subsidiary at September 25, 2009 and had a historical cost of CHF 379 million.

On July 1, 2009, the Company transferred approximately 9.6 million common shares held in treasury to a subsidiary. As a result of the transfer, the Company ceased holding common shares in treasury until the initiation of the Secondary Line. A remeasurement loss of CHF 26 million was recorded in the statements of operations as a result of treasury share activity until the transfer during fiscal 2009.

In September 2007, the Company's board of directors authorized a share repurchase program of $750 million to purchase a portion of the Company's outstanding common shares. The Company's board of directors authorized increases in the share repurchase program to $2,000 million in 2008. As of September 24, 2010, the Company purchased approximately 61 million common shares for $1,882 million (approximately CHF 1,853 million) under this program. Purchases both made pursuant to the Secondary Line and by a subsidiary are subject to this authorization, and totaled CHF 531 million in fiscal 2010; there were no repurchases during fiscal 2009. See Note 11 for additional information regarding the share repurchase program.

Contributed surplus

Contributed surplus (as determined for Swiss tax purposes), subject to certain conditions, is a freely distributable reserve. No distributions were made from contributed surplus during fiscal 2010 or fiscal 2009.

5. Equity (Continued)

General Reserve

To comply with the Swiss Code of Obligations, 5% of annual net income must be appropriated to the general reserve until the general reserve equals 20% of the share capital of the Company. Because of the Company's accumulated deficit position, the Company has not proposed any appropriations to the general reserve. The general reserve is not a distributable reserve.

Distributions to Shareholders

Under current Swiss law, distributions to shareholders made in the form of a reduction of registered share capital are exempt from Swiss withholding tax. Beginning on January 1, 2011, subject to the adoption of implementing regulations and amendments to Swiss tax law, distributions to shareholders made out of contributed surplus (as determined for Swiss tax purposes) will be exempt from Swiss withholding tax. Distributions or dividends on the Company's shares must be approved by the Company's shareholders.

On June 22, 2009, following the Change of Domicile, the Company's shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of the Company's common shares of CHF 0.17 per share. During the quarter ended September 25, 2009, the distribution was paid in U.S. dollars at a rate of $0.16 per share. This capital reduction reduced the par value of the Company's common shares from CHF 2.60 (equivalent to $2.40) to CHF 2.43 (equivalent to $2.24).

In October 2009, the Company's shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of the Company's common shares of CHF 0.34 (equivalent to $0.32) per share, payable in two equal installments in each of the first and second quarters of fiscal 2010. The Company paid the first and second installments of the distribution at a rate of $0.16 per share each during the quarters ended December 25, 2009 and March 26, 2010. These capital reductions reduced the par value of the Company's common shares from CHF 2.43 (equivalent to $2.24) to CHF 2.09 (equivalent to $1.92).

In March 2010, the Company's shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of the Company's common shares of CHF 0.72 (equivalent to $0.64) per share, payable in four equal installments in each quarter beginning in the third quarter of fiscal 2010 through the second quarter of fiscal 2011. During fiscal 2010, the Company paid the first two installments of this distribution at a rate of $0.16 per share per reduction. These distributions reduced the par value of the Company's common shares from CHF 2.09 (equivalent to $1.92) to CHF 1.73 (equivalent to $1.60). Because the unpaid shareholder-approved distributions of CHF 0.36 per share have not yet been registered with the appropriate authority, the Company has not reduced share capital. The liability associated with these distributions is recorded in approved but unpaid distributions to shareholders payable on the balance sheet and totaled CHF 167 million at September 24, 2010; a corresponding debit has been established as a reduction of equity and will be used to reduce the share capital upon registry with the appropriate authority. These unpaid distributions are expected to be paid during the first and second quarters of fiscal 2011. There were no unpaid distributions to shareholders as of September 25, 2009.

6. Executive Compensation

The following table summarizes the compensation of the Company's chief executive officer and the chief financial officer and the three other most highly compensated executives officers as a group for fiscal 2010 and fiscal 2009 (the "named executive officers").

Name and Principal Position	Year	Salary[1][2] ($)	Bonus ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compen-sation[5] ($)	Change in Pension Value and Nonqualified Deferred Compen-sation Earnings[6] ($)	All Other Compen-sation[7] ($)	Total ($)
Thomas Lynch, Chief Executive Officer	2010	$ 950,000	—	$2,189,892	$5,066,494	$2,375,000	—	$ 314,298	$10,895,684
	2009	$ 950,000	—	$1,481,461	$3,044,993	$ 281,485	—	$ 215,673	$ 5,973,612
Chief Financial Officer and three other most highly compensated executive officers	2010	$1,839,857	—	$2,309;332	$5,405,396	$2,795,692	$ 84,660	$1,216,878	$13,651,815
	2009	$1,998,736	—	$1,232,478	$2,525,195	$ 460,635	$696,380	$ 453,247	$ 7,366,671

(1) For fiscal 2010, salary and bonus for all executives were paid in U.S. dollars. For fiscal 2009, two executives were paid outside the U.S. in other currencies. To convert compensation values to U.S. dollars, the average monthly conversion rates as determined by Tyco Electronics finance were used. The following are the conversion rates relevant for fiscal 2009 for the above table: $0.01049:JPY 1 and $1.55447:GBP 1.

(2) Amounts shown are not reduced to reflect the named executive officers' elections, if any, to defer receipt of salary into the Tyco Electronics Supplemental Savings and Retirement Plan ("SSRP").

(3) In fiscal 2010, this amount represents the grant date fair value of restricted stock units ("RSUs") calculated using the provisions of Accounting Standards Codification ("ASC") 718, Compensation—Stock Compensation. In fiscal 2009, the reported equity values were based on equity expense calculated pursuant to ASC 718. All dividend equivalent units earned on unvested RSUs in fiscal 2010 are reported in the All Other Compensation table, shown below. Changes in the determination of the value of RSU awards in fiscal 2010 are the result of changes in SEC disclosure requirements; amounts presented for fiscal 2009 conform to the SEC disclosure requirements then in place.

(4) In fiscal 2010, this amount represents the grant date fair value of stock options calculated using the provisions of ASC 718. In fiscal 2009, the reported equity values were based on equity expense calculated pursuant to ASC 718. Changes in the determination of the value of stock options in fiscal 2010 are the result of changes in SEC disclosure requirements; amounts presented for fiscal 2009 conform to the SEC disclosure requirements then in place.

(5) Represents amounts earned under the Tyco Electronics Annual Incentive Plan. Amounts shown are not reduced to reflect the named executive officers' elections, if any, to defer receipt of awards into the SSRP.

(6) Represents the aggregate change in actuarial present value of the accumulated benefits for one executive in fiscal 2010 and two executives in fiscal 2009 under their respective pension plans.

(7) See the All Other Compensation table below for a more detailed breakdown of the amounts shown above, which include perquisites and company match on employee contributions to the employee stock purchase plan, the Company's 401(k) plan and nonqualified defined contribution plan, and other amounts. The amounts reflected in the table for perquisites are the Company's incremental cost. The Company also provides group life, health, hospitalization and medical reimbursement plans which do not discriminate in scope, terms or operation in favor of officers and are available to all full-time employees.

6. Executive Compensation (Continued)

All Other Compensation

Name and Principal Position	Year	Perquisites[(a)] ($)	Insurance Premiums[(b)] ($)	Dollar Value of Dividends not factored into Grant Date Fair Value[(c)] ($)	ESPP Company Match[(d)] ($)	Company Contributions to DC Plans[(e)] ($)	All Other Compensation ($)
Thomas Lynch, Chief Executive Officer	2010	$ 95,000	—	$153,974	$3,750	$ 61,574	$ 314,298
	2009	$ 95,000	—	—	$3,750	$116,923	$ 215,673
Chief Financial Officer and three other most highly compensated executive officers	2010	$937,444	$ 431	$113,218	—	$165,785	$1,216,878
	2009	$304,895	$8,083	—	$ 465	$139,804	$ 453,247

(a) Amounts reflect a cash perquisite allowance under the executive flexible perquisites allowance program which provides executives a cash allowance of 10% of base salary for executives paid through the United States. Amount for fiscal 2010 also includes expatriate assignment costs for one executive which includes cash allowances (goods and services and utilities), housing and management fees, education and language training for dependents, home leave travel costs and miscellaneous settling in services; the amount also includes German tax payments, U.S. tax gross-up payments, personal tax preparation assistance, the imputed value of the company provided automobile and fuel charges. Fuel charges, German taxes and the imputed car value were reported in euros in Germany. Due to the timing of payments in fiscal 2010, the following range of exchange rates, primarily as determined by Tyco Electronics finance, was used to convert to U.S. dollars: $1:31872—$1.380834:EUR 1. Amounts for fiscal 2009 include, for two executives outside of the United States, car and housing allowances which were paid in a combination of Japanese yen and Great Britain pounds; to convert to U.S. dollars, the average monthly conversion rates determined by Tyco Electronics finance were used: $0.01049:JPY 1 and $1.55447:GBP 1.

(b) The amount for fiscal 2010 represents the additional income reported for one executive for participation in a company paid life insurance program. The amount for fiscal 2009 represents the combination of insurance premiums paid for ordinary accident and income indemnity for one executive based outside of the U.S.

(c) Represents the value of dividend equivalent units credited in the fiscal year using the close price on the date of the crediting.

(d) Represents the company matching contribution made under the Tyco Electronics Employee Stock Purchase Plan.

(e) Reflects contributions made on behalf of the named executive officers under Tyco Electronics' qualified defined contribution plan and accruals on behalf of the named executive officers under the SSRP (also a defined contribution plan), as follows:

Name	Year	Company Matching Contribution (Qualified Plan)	Company Contribution (Non-Qualified Plan)
Thomas Lynch Chief Executive Officer	2010	$12,250	$ 49,324
	2009	$12,250	$104,673
Chief Financial Officer and three other most highly compensated executive officers[(*)]	2010	$54,489	$111,296
	2009	$20,000	$119,804

(*) Included in the amount above for fiscal 2010 is an additional matching contribution of $5,930 for one of the referenced executives as a result of a frozen defined benefit plan. Included in the amount above for fiscal 2009 is an adjustment to correct an administrative error that occurred in fiscal 2008 (one executive was credited with an excessive company match in fiscal 2008). The error was not discovered until fiscal 2009 and the subsequent adjustment occurred.

6. Executive Compensation (Continued)

No loans or guarantees were granted to named executive officers in fiscal 2010.

7. Compensation of Non-Employee Directors

Fiscal 2010 compensation of each director who is not a salaried employee of the Company or its subsidiaries was set at $215,000 per annum, payable $80,000 in cash and $135,000 in equity value. The chair of the audit committee received an additional $25,000 cash retainer and the chairs of the management development and compensation committee and nominating, governance and compliance committee received an additional $15,000 cash retainer. The chairman of the board received an additional retainer fee of $130,000 ($100,000 in cash and $30,000 in equity value). Audit committee members, including the chair, each received an additional $10,000 in cash compensation. Directors who are employees of the Company or its subsidiaries do not receive any compensation for their services as directors.

Commencing in fiscal 2010, each non-employee director received the equity component of their compensation in the form of a grant of common shares of Tyco Electronics Ltd., with the exception of Dr. Gromer. The issuance of common shares in lieu of deferred stock units ("DSUs") commenced in fiscal 2010 in the compensation program was due to U.S. tax law changes made in 2008. (Under the new tax law, our U.S.-based non-employee directors can no longer defer any portion of their compensation, including DSUs, and therefore, they were issued common shares (which are immediately taxable) in lieu of DSUs.) Because Dr. Gromer is a German citizen, he continued to receive his equity compensation in the form of DSUs.

DSUs awarded to Dr. Gromer, and to other non-employee directors before fiscal 2010 vested immediately upon grant, and will be paid in common shares within 30 days following termination (subject to the previously-existing option of deferring the payout, as described below). Dividend equivalents or additional DSUs are credited to a non-employee director's DSU account when dividends or capital reduction distributions are paid on our common shares.

Fiscal 2011 compensation for non-employee directors will be the same as fiscal 2010, except that the fiscal 2011 additional retainer fee for the chairman of the board will increase to $160,000 ($100,000 in cash and $60,000 in equity value).

Through December 31, 2008, the Company maintained the Tyco Electronics Director Deferred Compensation Plan, under which each non-employee director had the opportunity to make an election to defer some or all of his or her cash remuneration through that period. (Non-employee directors also had the opportunity to elect to defer payout of their DSUs to a date later than termination.) Each non-employee director had the opportunity to receive a distribution of the amounts credited to his or her deferred compensation account either in a lump sum cash payment or in installments not to exceed ten years with payment made (or commencing) at termination of service or at a fixed date selected by the non-employee director. Two non-employee directors elected to defer their compensation through December 31, 2008. As a result of U.S. tax law changes, no deferral elections were permitted after December 31, 2008.

The Company reimburses its board members for expenses incurred in attending board and committee meetings or performing other services for the Company in their capacities as directors. Such expenses include food, lodging and transportation.

7. Compensation of Non-Employee Directors (Continued)

The following table discloses the cash and equity awards paid to each of the Company's non-management directors during fiscal 2010 and fiscal 2009.

Name	Fiscal Year	Fees Earned or Paid in Cash[1][2] ($)	Stock Awards[3][4] ($)	Option Awards ($)	All Other Compensation[5] ($)	Total ($)
Pierre Brondeau	2010	$ 90,000	$147,083	—	$ 7,008	$244,091
	2009	$ 90,000	$ 82,555	—	—	$172,555
Ram Charan	2010	$ 80,000	$147,083	—	$ 7,008	$234,091
	2009	$ 80,000	$ 82,555	—	—	$162,555
Juergen Gromer	2010	$ 80,000	$147,083	—	$10,857	$237,940
	2009	$ 80,000	$ 82,555	—	—	$162,555
Robert Hernandez	2010	$ 80,000	$147,083	—	$ 7,008	$234,091
	2009	$ 80,000	$ 82,555	—	—	$162,555
Daniel Phelan	2010	$ 80,000	$147,083	—	$ 7,008	$234,091
	2009	$ 80,000	$ 82,555	—	$ 4,500	$167,055
Frederic Poses	2010	$195,000	$179,777	—	$ 7,862	$382,639
	2009	$195,000	$ 82,555	—	—	$277,555
Lawrence Smith	2010	$115,000	$147,083	—	$ 9,387	$271,470
	2009	$111,875	$ 82,555	—	—	$194,430
Paula Sneed	2010	$ 90,000	$147,083	—	$ 8,587	$245,670
	2009	$ 87,500	$ 82,555	—	$ 4,900	$174,955
David Steiner	2010	$ 95,000	$147,083	—	$ 7,008	$249,091
	2009	$ 95,000	$ 82,555	—	—	$177,555
John Van Scoter[6]	2010	$ 80,000	$147,083	—	$ 3,743	$230,826
	2009	$ 66,667	$ 90,833	—	$ 9,775	$167,275
Sandra Wijnberg[7]	2010	—	—	—	—	—
	2009	$ 76,250	—	—	—	$ 76,250

(1) The amounts shown represent the amount of cash compensation earned in fiscal 2010 for board and committee services. Mr. Poses received additional fees for his work as the board chair. Effective December 3, 2009, Mr. Poses became chair of the nominating, governance and compliance committee and Mr. Steiner became chair of the management development and compensation committee. There was no pro-ration of fees between committees because the fee is the same for both committees. Mr. Poses, Mr. Steiner and Mr. Smith each received additional fees for their roles as chair of the nominating, governance and compliance committee, the management development and compensation committee and the audit committee, respectively. Mr. Brondeau, Mr. Smith and Ms. Sneed each received for the full year the additional Audit Committee cash retainer for serving on the committee. The amount in the table reflects the U.S. dollar equivalent for fees earned as Dr. Gromer is paid in euros.

(2) The amounts shown represent the amount of cash compensation earned in fiscal 2009 for board and committee services. In fiscal 2009, Mr. Poses received additional fees for his work as the board chair and as the chair of the management development and compensation committee. Mr. Steiner and Ms. Wijnberg each received additional fees for their roles as chair of the nominating, governance and compliance committee and the audit committee, respectively. Mr. Brondeau and Mr. Smith each received for the full year the additional audit committee cash retainer for serving on the committee, while Ms. Wijnberg received a pro-rated amount for her time while serving on the committee. Upon Ms. Wijnberg's departure, Ms. Sneed, who joined the audit committee in the beginning of January 2009, started to receive the additional audit committee cash retainer. After Ms. Wijnberg's departure, Mr. Smith took over the role as audit committee chair. Mr. Smith received half of the chair fee in the first quarter as a result of transitioning into the role and starting in the second quarter began to receive the full chair fee. Ms. Wijnberg was awarded a one time special retainer payment of $40,000 for her work

7. Compensation of Non-Employee Directors (Continued)

on the board during fiscal 2009, as she did not receive the fiscal 2009 DSU award. Mr. Van Scoter's cash compensation was pro-rated for fiscal 2009 for the time he served as a non-employee director after joining the board.

(3) On November 17, 2009, each director received a grant of 5,979 common shares, except for Dr. Gromer who received his award in the form of DSUs. Mr. Poses received an additional 1,329 shares in equity compensation as chairman. In determining the number of common shares and DSUs to be issued, the Company used the average daily closing price in the month preceding grant ($22.58 per share), the same methodology used to determine employee equity awards. The grant date fair value of these awards, as shown above for fiscal 2010, was calculated by using the closing price of the common shares on the date of grant ($24.60 per share). The common shares and DSUs vested immediately and non-employee directors receive dividend equivalents in connection with these awards. The amounts shown represent the compensation costs of common shares and DSUs for financial reporting purposes for fiscal 2009 under ASC 718, rather than an amount paid to or realized by the non-employee director. The fair value of common shares and DSUs has been determined based on the market value on the grant date.

(4) On November 18, 2008, each director (other than Ms. Wijnberg) received a grant of 5,670 DSUs. The grant date fair value of these DSUs was $14.56 per share, calculated by using the closing price of the common shares on the date of grant. At the next board meeting following Mr. Van Scoter's appointment to the board of directors, Mr. Van Scoter received a grant of 5,670 DSUs. The grant date fair value of these DSUs was $16.02 per share, calculated by using the closing price of the common shares on the date of grant. The DSUs vested immediately and non-employee directors receive dividend equivalents in connection with these awards. The amounts shown represent the compensation costs of DSUs for financial reporting purposes for fiscal 2009 under ASC 718, rather than an amount paid to or realized by the non-employee director. The fair value of DSUs has been determined based on the market value on the grant date.

(5) Amounts shown for fiscal 2010 represent the value of dividend equivalent units earned calculated using the market value on the date of the dividend. Inclusion of the value of DSUs in fiscal 2010 is the result of changes in SEC disclosure requirements; amounts presented for fiscal 2009 conform to the SEC disclosure requirements then in place. Amounts shown for fiscal 2009 represent amounts reimbursed to Mr. Phelan, Ms. Sneed and Mr. Van Scoter for expenses incurred by them in attending continuing education courses. Tyco Electronics Board Governance Principles encourage directors to attend certain continuing education courses that are related to their duties as directors, and provide that Tyco Electronics will reimburse the costs associated with attending one educational course every two years.

(6) Mr. Van Scoter joined the board effective December 1, 2008.

(7) Ms. Wijnberg left the board effective January 31, 2009.

No loans or guarantees were granted to members of the board of directors in fiscal 2010. During fiscal 2010, the Tyco Electronics Group engaged in commercial transactions in the normal course of business with companies where Tyco Electronics' directors were employed and served as officers. Purchases from such companies aggregated less than one percent of consolidated net sales of the Tyco Electronics Group during fiscal 2010.

8. Security Ownership of Board of Directors and Executive Officers

The following table sets forth the shares, options and stock units held as of September 24, 2010 by each member of the Company's board of directors, the Company's chief executive officer and the other

8. Security Ownership of Board of Directors and Executive Officers (Continued)

executive officers as a group whose compensation is aggregated in the compensation table in Note 6 for fiscal 2010.

	Shares Held	Options Held[1]	Options Exercise Price	Fiscal Years of Expiration	RSUs/DSUs Held[2]
Board of Directors:					
Pierre Brondeau	5,979	—	—	—	11,138
Ram Charan	4,484	—	—	—	11,138
Juergen Gromer[3]	77,477	506,934	$33.52–$41.38	2011	17,221
Robert Hernandez[4]	39,484	—	—	—	11,138
Thomas Lynch[5]	150,348	2,959,102	$14.56–$41.38	2014–2020	221,478
Daniel Phelan	4,484	—	—	—	11,138
Frederic Poses	321,610	—	—	—	12,485
Lawrence Smith[6]	7,419	—	—	—	14,906
Paula Sneed	5,684	—	—	—	13,672
David Steiner	4,484	—	—	—	11,138
John Van Scoter	5,979	—	—	—	5,965
Executive Officers:					
Thomas Lynch[5]	150,348	2,959,102	$14.56–$41.38	2014–2020	221,478
Other executive officers	71,081	1,923,996	$14.11–$58.38	2011–2020	177,899

(1) Each option provides the right to purchase one share at the exercise price. Subject to acceleration upon certain events, the stock options are exercisable in equal installments on anniversaries of the grant dates and are fully exercisable on the fourth anniversaries of the grant dates.

(2) Executive officers hold RSUs and directors (other than Mr. Lynch, an executive officer) hold DSUs. Subject to acceleration upon certain events, the RSUs vest over time on anniversaries of the grant dates, are settled in shares upon vesting on a one-for-one basis, and receive dividend equivalent stock units. The DSUs are vested upon issuance, generally will be settled in shares on a one-for-one basis within 30 days following the director's termination, and receive dividend equivalent stock units.

(3) Dr. Gromer was President of Tyco Electronics until December 31, 2007, when he retired.

(4) Includes 35,000 shares held in a trust over which Mr. Hernandez has dispositive power.

(5) Mr. Lynch is a member of the board of directors and chief executive officer.

(6) Includes 1,860 shares held in a trust over which Mr. Smith has dispositive power. Mr. Smith disclaims beneficial ownership of such shares.

9. Significant Shareholders

The following table sets forth the information indicated for persons or groups known to us to be beneficial owners of more than 5% of our outstanding shares beneficially owned as of September 24, 2010.

Name and Address of Beneficial Owner	Number of Shares	Percentage of Class
AXA Financial, Inc.[1] 1290 Avenue of the Americas New York, NY 10104	47,915,005	10.8%
Dodge & Cox[2] 555 California Street, 40th Floor San Francisco, CA 94104	38,036,916	8.6%
FMR LLC[3] 82 Devonshire Street Boston, MA 02109	32,190,773	7.3%

9. Significant Shareholders (Continued)

(1) This information is based on a Schedule 13G filed with the SEC on February 12, 2010 by (i) AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle (collectively, the "Mutuelles AXA"), (ii) AXA, and (iii) AXA Financial, Inc. ("AXA Financial"), which reports that these entities may be deemed to beneficially own all of the shares reported in the table. Each of these entities reported sole voting power with respect to 38,172,042 shares and sole dispositive power with respect to 47,915,005 shares. These entities also reported that (i) AllianceBernstein L.P., a subsidiary of AXA Financial, holding shares on behalf of unaffiliated third-party client accounts, has sole voting power with respect to 38,158,442 shares and sole dispositive power with respect to 47,548,095 shares, and (ii) AXA Equitable Life Insurance Company, a subsidiary of AXA Financial, has sole voting power with respect to 13,600 shares and sole dispositive power with respect to 366,910 shares. The address of the Mutuelles AXA is 26, rue Drouot, 75009 Paris, France. The address of AXA is 25, avenue Matignon, 75008 Paris, France.

(2) This information is based on a Schedule 13G filed with the SEC on February 12, 2010 by Dodge & Cox, which reported sole and shared voting power and sole dispositive power as follows: sole voting power—36,581,241, shared voting power—63,525 and sole dispositive power—38,036,916.

(3) This information is based on a Schedule 13G filed with the SEC on February 16, 2010 by FMR LLC, which reported sole voting power and sole dispositive power as follows: sole voting power—887,061 and sole dispositive power—32,190,773.

10. Subsidiaries of the Company

The Company is the ultimate holding company of all subsidiaries of the Tyco Electronics Group. Direct subsidiaries of the Company and significant subsidiaries of the Group, as determined based on net sales or total assets and all of which are wholly owned indirectly by the Company, were as follows as of September 24, 2010:

Entity Name	Jurisdiction	Direct or Indirect Holding	Nominal Capital[1]		Purpose[2]
Tyco Electronics Group S.A.	Luxembourg	Direct	$	1	F
Tyco Electronics Verwaltungs GmbH	Germany	Direct	EUR	—	F
Tyco Electronics Holdings (Bermuda) No. 7 Ltd.	Bermuda	Direct	$	—	F
Tyco Electronics Holding S.a.r.l	Luxembourg	Indirect	$	1,079	F
Tyco Electronics Corporation	United States	Indirect	$	460	M
Tyco Electronics Subsea Communications LLC	United States	Indirect	$	130	M
Tyco Electronics Logistics AG	Switzerland	Indirect	CHF	—	S
Tyco Electronics Japan G.K.	Japan	Indirect	JPY	21,776	M
Tyco Electronics (Gibraltar) Limited	Gibraltar	Indirect	$	—	F
Tyco Electronics AMP GmbH	Germany	Indirect	EUR	78	M
Tyco Electronics UK Ltd.	United Kingdom	Indirect	GBP	245	M
Tyco Electronics (Shanghai) Co., Ltd	China	Indirect	CNY	6	M
Tyco Electronics AMP Espana, S.A.	Spain	Indirect	EUR	218	M
Tyco Electronics H.K. Limited	Hong Kong	Indirect	$	—	M
Tyco Electronics Raychem GmbH	Germany	Indirect	EUR	15	M
Tyco Electronics AMP Korea Limited	South Korea	Indirect	KRW	6,000	M
Tyco Electronics Brasil Ltda.	Brazil	Indirect	BRL	63	M
Tyco Electronics Czech s.r.o.	Czech Republic	Indirect	CZK	268	M
Tyco Electronics Raychem bvba	Belgium	Indirect	EUR	—	M
Tyco Electronics AMP Italia S.r.l.	Italy	Indirect	EUR	4	M
Tyco Electronics Singapore Pte Ltd	Singapore	Indirect	$	—	M

(1) Nomimal capital is presented in millions for the currencies noted as of September 24, 2010. Nominal capital denoted with a "—" is insignificant.

10. Subsidiaries of the Company (Continued)

(2) "F" denotes the primary purpose as a holding or financing company; "M" denotes the primary purpose as manufacturing and production; "S" denotes the primary purpose as sales and distribution.

11. Subsequent Events

On September 29, 2010, the Company's board of directors authorized an increase in the share repurchase program from $2.0 billion to $2.75 billion.

REPORT OF THE STATUTORY AUDITOR ON THE SWISS STATUTORY FINANCIAL STATEMENTS OF TYCO ELECTRONICS LTD.

To the General meeting of
TYCO ELECTRONICS LTD., SCHAFFHAUSEN

Report of the Statutory Auditor on the financial statements

As Statutory Auditor, we have audited the accompanying financial statements of Tyco Electronics Ltd. (the "Company"), which is comprised of the statement of operations, balance sheet and notes (pages 147-164) for the year ended September 24, 2010.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law ("CO") and the Company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the year ended September 24, 2010 comply with Swiss law and the Company's articles of incorporation.

Report on Other Legal Requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act ("AOA") and independence (Article 728 CO and Article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with Article 728a, paragraph 1, item 3, CO, and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Deloitte AG

/s/ James D. Horiguchi
Licensed Audit Expert
Auditor in charge

/s/ Martin Welser
Licensed Audit Expert

Zurich, November 10, 2010

NON-GAAP MEASURES

"Adjusted Operating Income" and "Free Cash Flow" (FCF) are non-GAAP* measures and should not be considered replacements for GAAP results. (*U.S. Generally Accepted Accounting Principles)

The company has presented its operating income (loss) before special items including charges or income related to legal settlements and reserves, restructuring and other charges, impairment charges, acquisition and integration costs, and other income or charges ("Adjusted Operating Income"). The company utilizes Adjusted Operating Income to assess segment level core operating performance and to provide insight to management in evaluating segment operating plan execution and underlying market conditions. It is also a significant component in the company's incentive compensation plans. Adjusted Operating Income is a useful measure for investors because it better reflects the company's underlying operating results, trends and the comparability of these results between periods. The difference between Adjusted Operating Income and operating income (loss) (the most comparable GAAP measure) consists of the impact of charges or income related to legal settlements and reserves, restructuring and other charges, impairment charges, acquisition and integration costs, and other income or charges that may mask the underlying operating results and/or business trends. The limitation of this measure is that it excludes the financial impact of items that would otherwise either increase or decrease the company's reported operating income (loss). This limitation is best addressed by using Adjusted Operating Income in combination with operating income (loss) (the most comparable GAAP measure) in order to better understand the amounts, character and impact of any increase or decrease on reported results.

"Free Cash Flow" (FCF) is a useful measure of the company's cash generation which is free from any significant existing obligation. The difference between cash flows from operating activities (the most comparable GAAP measure) and FCF (the non-GAAP measure) consists mainly of significant cash outflows that the company believes are useful to identify. FCF permits management and investors to gain insight into the amount that management employs to measure cash that is free from any significant existing obligation. The difference reflects the impact from:

- net capital expenditures,
- voluntary pension contributions, and
- cash impact of special items.

Net capital expenditures are subtracted because they represent long-term commitments. Voluntary pension contributions are subtracted from the GAAP measure because this activity is driven by economic financing decisions rather than operating activity. The company forecasts its cash flow results excluding any voluntary pension contributions because it has not yet made a determination about the amount and timing of any such future contributions. In addition, the company's forecast excludes the cash impact of special items because the company cannot predict the amount and timing of such items.

The limitation associated with using FCF is that it subtracts cash items that are ultimately within management's and the Board of Directors' discretion to direct and that therefore may imply that there is less or more cash that is available for the company's programs than the most comparable GAAP measure. This limitation is best addressed by using FCF in combination with the GAAP cash flow results.

FCF as presented herein may not be comparable to similarly-titled measures reported by other companies. The measure should be used in conjunction with other GAAP financial measures. Investors are urged to read the company's financial statements as filed with the Securities and Exchange Commission.

Because the company does not predict the amount and timing of special items that might occur in the future, and its forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, the company does not provide reconciliations to GAAP of its forward-looking financial measures.

ADJUSTED OPERATING INCOME (LOSS) RECONCILIATION

in US$ Millions

		ADJUSTMENTS			
	US GAAP	Impairment of Goodwill	Restructuring and Other Charges, Net	Other Items, Net	Adjusted (Non-GAAP)
Fiscal 2010	$ 1,516	$ —	$ 134 (1)	$ 1 (2)	$ 1,651
Operating margin	*12.6%*				*13.7%*
Fiscal 2009	(3,474)	3,547	373 (3)	152 (4)	598
Fiscal 2008	1,663	103	228 (5)	(6)(6)	1,988

(1) Includes $137 million recorded in net restructuring and other charges and a $3 million credit recorded in cost of sales.

(2) Consists of $8 million of acquisition and integration costs and $7 million of income related to pre-separation securities litigation.

(3) Includes $375 million recorded in net restructuring and other charges and a $2 million credit recorded in cost of sales.

(4) Consists of $144 million of charges related to the settlement of pre-separation securities litigation and $8 million of costs related to a product liability matter from several years ago recorded in selling, general, and administrative expenses.

(5) Includes $219 million recorded in net restructuring and other charges and $9 million recorded in cost of sales.

(6) Consists of a $36 million gain on the sale of real estate and $8 million of costs related to a customs settlement, both of which are recorded in selling, general, and administrative expenses, and $22 million of net charges related to the settlement of pre-separation securities litigation.

FREE CASH FLOW RECONCILIATION

in US$ Millions

	FY2008	FY2009	FY2010
Net cash provided by continuing operating activities	$ 922	$1,378	$1,679
Capital expenditures, net	(568)	(315)	(369)
Pre-separation litigation payments	-	102	25
Voluntary pension contributions	-	61	69
Class action settlement	936	-	-
FREE CASH FLOW	**$ 1,290**	**$ 1,226**	**$ 1,404**

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This report contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance, financial condition or achievements to differ materially from anticipated results, performance, financial condition or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. Tyco Electronics has no intention and is under no obligation to update or alter (and expressly disclaims any such intention or obligation to do so) its forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by law. The forward-looking statements in this report include statements addressing our future financial condition and operating results and the acquisition of ADC Telecommunications, Inc. (ADC). Examples of factors that could cause actual results to differ materially from those described in the forward-looking statements include, among others, business, economic, competitive and regulatory risks, such as developments in the credit markets; conditions affecting demand for products, particularly the automotive industry and the telecommunications, computer and consumer electronics industries; future goodwill impairment; competition and pricing pressure; fluctuations in foreign currency exchange rates and commodity prices; political, economic and military instability in countries in which we operate; compliance with current and future environmental and other laws and regulations; the possible effects on us of changes in tax laws, tax treaties and other legislation; the risk that ADC will not be integrated successfully into Tyco Electronics; and the risk that revenue opportunities, cost savings, and other anticipated synergies from the ADC transaction may not be fully realized or may take longer to realize than expected. More detailed information about these and other factors is set forth in Tyco Electronics' Annual Report on Form 10-K for the fiscal year ended September 24, 2010, as well as in Tyco Electronics' Current Reports on Form 8-K and other reports filed by Tyco Electronics with the Securities and Exchange Commission.





CORPORATE DATA

REGISTERED & PRINCIPAL EXECUTIVE OFFICE

Tyco Electronics Ltd.
Rheinstrasse 20
CH-8200 Schaffhausen
Switzerland
+41 (0)52 633 66 61

INDEPENDENT AUDITORS

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103

Deloitte AG
General Guisan-Quai 38
CH-8022 Zurich
Switzerland

STOCK EXCHANGE

The company's common shares are traded on the New York Stock Exchange (NYSE) under the ticker symbol TEL.

FORM 10-K

Copies of the company's Annual Report on Form 10-K for the fiscal year ended September 24, 2010 may be obtained by shareholders without charge upon written request to Tyco Electronics Ltd., Rheinstrasse 20, CH-8200 Schaffhausen, Switzerland. The Annual Report on Form 10-K is also available on the company's website at **www.te.com**.

SHAREHOLDER SERVICES

Registered shareholders (shares held in your own name with our transfer agent) with requests such as change of address and replacement of lost certificates or dividend checks should contact Tyco Electronics' transfer agent at:

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310
866-258-4745
shrrelations@melloninvestor.com
www.melloninvestor.com

Beneficial shareholders (shares held with a bank or broker) should contact the bank or brokerage holding their shares with their requests.

Other shareholder inquiries may be directed to Tyco Electronics Shareholder Services at the company's registered office address.

TRADEMARKS

TE logo and Tyco Electronics are trademarks. All product names appearing in this document are trademarks owned by, or licensed to, the company or its subsidiaries.

BOARD OF DIRECTORS

- **Frederic M. Poses***
  Chief Executive Officer
  Ascend Performance Materials
- **Dr. Pierre R. Brondeau**
  President, Chair &
  Chief Executive Officer
  FMC Corporation
- **Dr. Ram Charan**
  Advisor to Executives and
  Corporate Boards
- **Dr. Juergen W. Gromer**
  Retired President
  Tyco Electronics Ltd.
- **Robert M. Hernandez**
  Chairman
  RTI International Metals, Inc.
- **Thomas J. Lynch**
  Chief Executive Officer
  Tyco Electronics Ltd.
- **Daniel J. Phelan**
  Chief of Staff
  GlaxoSmithKline plc
- **Lawrence S. Smith**
  Retired Executive
  Vice President & Co-CFO
  Comcast Corporation
- **Paula A. Sneed**
  Chair & Chief Executive Officer
  Phelps Prescott Group, LLC
- **David P. Steiner**
  Chief Executive Officer & President
  Waste Management, Inc.
- **John C. Van Scoter**
  President & Chief Executive Officer
  eSolar, Inc.

* Non-Executive Chairman
of the Tyco Electronics Ltd.
Board of Directors



SENIOR MANAGEMENT AND EXECUTIVE OFFICERS

Thomas J. Lynch
Chief Executive Officer

Mario Calastri
Senior Vice President
Treasurer

Alan C. Clarke
President
Network Solutions

Terrence R. Curtin
Executive Vice President
Chief Financial Officer

Cuong V. Do
Senior Vice President
Corporate Strategy & Business
Development

Joseph B. Donahue
President
Transportation Connectivity

Charles P. Dougherty
President
Communications & Industrial
Solutions

Gordon Hwang
Senior Vice President
China

Jane A. Leipold
Senior Vice President
Global Human Resources

Minoru Okamoto
Senior Advisor to the CEO

Robert J. Ott
Senior Vice President
Corporate Controller

Eric J. Resch
Senior Vice President
Chief Tax Officer

Michael Robinson
Senior Vice President
Operations

Robert A. Scott
Executive Vice President
General Counsel

Robert N. Shaddock
Senior Vice President
Chief Technology Officer

Joan E. Wainwright
Senior Vice President
Marketing & Communications



Tyco Electronics Ltd.
Rheinstrasse 20
CH-8200 Schaffhausen
Switzerland
+41 (0)52 633 66 61

www.te.com